As filed with the SEC on     December 3, 2009          .                                                                                                                    Registration No.  333-158637

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1

PRUCO LIFE OF NEW JERSEY
VARIABLE APPRECIABLE ACCOUNT
(Exact Name of Registrant)

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
(Name of Depositor)

213 Washington Street
Newark, New Jersey 07102-2992
(800) 286-7754
(Address and telephone number of principal executive offices)

Thomas C. Castano
Chief Legal Officer
Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, New Jersey 07102-2992
(Name and address of agent for service)

Copy to:
Christopher E. Palmer, Esq.
Goodwin Procter LLP
901 New York Avenue, N.W.
Washington, D.C. 20001

Variable Universal Life Insurance Contracts - The Registrant hereby elects to register an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

PART A:

INFORMATION REQUIRED IN THE PROSPECTUS

PROSPECTUS
December 11, 2009

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

VUL ProtectorSM

This prospectus describes an individual flexible premium variable universal life insurance contract, the VUL ProtectorSM Contract (the “Contract”) offered by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", "us", "we", or "our"), a stock life insurance company.  Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America.

You may choose to invest your Contract's premiums and its earnings in one or more of 14 Variable Investment Options of the Pruco Life of New Jersey Variable Appreciable Account (the “Account”):

Conservative Balanced	AST CLS Moderate Asset Allocation
Flexible Managed	AST First Trust Balanced Target
Money Market	AST First Trust Capital Appreciation Target
SP Growth Asset Allocation	AST Preservation Asset Allocation
AST Advanced Strategies	AST Schroders Multi-Asset World Strategies
AST Balanced Asset Allocation	AST T. Rowe Price Asset Allocation
AST CLS Growth Asset Allocation	AST UBS Dynamic Alpha

For a complete list of the 14 Variable Investment Options, their investment objectives, and their investment advisers, see The Funds.

You may also choose to invest your Contract’s premiums and its earnings in the Fixed Rate Option, which pays a guaranteed interest rate.  See The Fixed Rate Option.

Please Read this Prospectus.  Please read this prospectus before purchasing a VUL ProtectorSM variable universal life insurance Contract and keep it for future reference.  Current prospectuses for each of the underlying Funds accompany this prospectus.  These prospectuses contain important information about the Funds.  Please read these prospectuses and keep them for reference.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this Contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate.  It is a criminal offense to state otherwise.

The Contract may be purchased through registered representatives located in banks and other financial institutions. Investment in a variable life insurance contract is subject to risk, including the possible loss of your money.  An investment in VUL ProtectorSM is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

               Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, New Jersey 07102-2992
       Telephone: (800) 944-8786

TABLE OF CONTENTS

RIDERS ...19

PREMIUMS ...22

Loans ...29
Withdrawals ...30

LAPSE AND REINSTATEMENT ...31

TAXES ...31

SUMMARY OF CHARGES AND EXPENSES

Capitalized terms used in this prospectus are defined where first used or in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, which is located at the end of this prospectus .

Expenses other than Portfolio Expenses

The following tables describe the maximum fees and expenses that you could pay when buying, owning, and surrendering the Contract.  Generally, our current fees and expenses are lower than the maximum fees and expenses reflected in the following tables.  For more information about fees and expenses, see CHARGES AND EXPENSES.

The first table describes maximum fees and expenses that we deduct from each premium payment, and maximum fees we charge for transactions and riders.

Table 1: Transaction and Optional Rider Fees
Charge	When Charge is Deducted	Amount Deducted

Maximum Sales Charge on Premiums (Load)	Deducted from premium payments.	6%

Premium Based Administrative Charge	Deducted from premium payments.	7.5%

Surrender fee per $1,000 of Basic Insurance Amount (1)	Upon lapse, surrender, or decrease in Basic Insurance Amount.	From $2.39 to $28.26

Surrender fee per $1,000 of an increase in Basic Insurance Amount (1)	Upon increase in Basic Insurance Amount.	From $2.39 to $28.26

Transfer fee	Each transfer exceeding 12 in any Contract Year.	$25

Withdrawal fee	Upon withdrawal.	Lesser of $25 and 2% of withdrawal amount.

Insurance Amount Change fee	Upon change in Basic Insurance Amount.	$25

Living Needs Benefit Rider fee	When benefit is paid.	$150

Overloan Protection Rider fee (Percentage of the Contract Fund amount.)	One time charge upon exercising the rider benefit.	3.5%

(1)	The charge decreases to zero by the end of the 10th year for each Coverage Segment. This charge varies by duration and the insured’s age, sex, and underwriting class. See CHARGES AND EXPENSES.

The second table describes the maximum Contract fees and expenses that you will pay periodically during the time you own the Contract, not including the Funds’ fees and expenses.

Table 2: Periodic Contract and Optional Rider Charges Other Than The Funds’ Operating Expenses
Charge	When Charge is Deducted	Amount Deducted

Cost of Insurance (“COI”) for the Basic Insurance Amount.
Minimum and Maximum Charges per $1,000 of the net amount at risk.
_____________
Initial COI for a representative Contract Owner, male age 35 in the Nonsmoker Plus underwriting class, no riders.
	Monthly	From $.02 to $83.34(1)(2) _____________ $0.09

Mortality and Expense Risk fee (Calculated as a percentage of assets in Variable Investment Options.)	Daily	0.45%

Additional Mortality fees for risk associated with certain health conditions, occupations, avocations, or aviation risks.	Monthly	From $0.10 to $2.08(3)

Net interest on loans (4)	Annually	1% for standard loans. 0.10% for preferred loans.

Administrative fee for Basic Insurance Amount (1)
Minimum and Maximum Charges
(Flat fee plus charge per $1,000 of Basic Insurance Amount.)
_____________
Basic Insurance Amount fee for a representative Contract Owner, male age 35 in the Nonsmoker Plus underwriting class, no riders.
(Flat fee plus charge per $1,000 of Basic Insurance Amount.)
	Monthly	$25 plus $0.06 to $1.57 _____________ $25 plus $0.21

Administrative fee for an increase to Basic Insurance Amount (1)
Minimum and Maximum Charges
(Flat fee per increase segment plus charge per $1,000 of increase to the Basic Insurance Amount.)
_____________
Increase to Basic Insurance Amount fee for a representative Contract Owner, male age 35 in the Nonsmoker Plus underwriting class, no riders.
(Flat fee per increase segment plus charge per $1,000 of increase to the Basic Insurance Amount.)
	Monthly	$9 plus $0.06 to $1.57 _____________ $9 plus $0.21

Accidental Death Benefit Rider (5)
Minimum and Maximum Charges per $1,000 of the coverage amount
_____________
Accidental Death Benefit Rider fee for a representative Contract Owner, male age 35 in the Nonsmoker Plus underwriting class.
	Monthly	From $0.05 to $0.28(1) _____________ $0.07

Children Level Term Rider (5) Charge per $1,000 of coverage	Monthly	$0.42

Disability Benefit Rider (1)(5)
Minimum and Maximum Charges
(Calculated as a percentage of the total of the monthly deductions.)
_____________
Disability Benefit Rider fee for a representative Contract Owner, male age 35 in the Nonsmoker Plus underwriting class.
(Calculated as a percentage of the total of the monthly deductions.)
	Monthly	From 19.90% to 28.75% _____________ 28.75%

(1)	The charge varies based on the individual characteristics of the insured, including such characteristics as: age, sex, and underwriting class.
(2)
For example, the highest COI rate is for an insured who is a male/female age 120. You may obtain more information about the particular COI charges that apply to you by contacting your Pruco Life of New Jersey representative.

(3)
The amount and duration of the charge will vary based on individual circumstances including issue age, type of risk, and the frequency of exposure to the risk, and is charged per $1,000 of Basic Insurance Amount .

(4)
The maximum loan rate reflects the net difference between a standard loan with an effective annual interest rate of 4% and an effective annual interest credit equal to 3%.  Preferred loans are charged a lower effective annual interest rate.  See Loans.

(5)	Duration of the charge is limited. See CHARGES AND EXPENSES.

Portfolio Expenses

This table shows the minimum and maximum total operating expenses charged by the Funds that you will pay periodically during the time you own the Contract.  More detail concerning each Funds’ fees and expenses is contained in the prospectus for each of the Funds.

Total Annual Fund Operating Expenses	Minimum	Maximum

(expenses that are deducted from the Funds’ assets, including management fees, any distribution [and/or service] (12b-1) fees, and other expenses, but not including reductions for any fee waiver or other reimbursements.)	0.43%	1.45%

SUMMARY OF THE CONTRACT
AND CONTRACT BENEFITS

Brief Description of the Contract

VUL ProtectorSM is a form of variable universal life insurance.  A variable universal life insurance contract is a flexible form of life insurance.  It has a Death Benefit and a Contract Fund, the value of which changes every day according to the investment performance of the investment options to which you have allocated your net premiums.   You may invest net premiums in one or more of the 14 Variable Investment Options or in the Fixed Rate Option. Although the value of your Contract Fund may increase if there is favorable investment performance in the Variable Investment Options you select, investment returns in the Variable Investment Options are NOT guaranteed.  There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease.  The risk will be different, depending upon which investment options you choose.  You bear the risk of any decrease. If you select the Fixed Rate Option, we credit your account with a declared rate of interest, but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 3%.  Transfers from the Fixed Rate Option may be restricted.  The Contract is designed to be flexible to meet your specific life insurance needs.  Within certain limits, the Contract will provide you with flexibility in determining the amount and timing of your premium payments.

Types of Death Benefit Available Under the Contract

There are two types of Death Benefit available.  You may choose a Contract with a Type A (fixed) Death Benefit under which the Death Benefit generally remains at the Basic Insurance Amount you initially chose.  However, the Contract Fund (described below) may grow to a point where the Death Benefit may increase and vary with investment experience.  If you choose a Type B (variable) Contract, your Death Benefit will vary with investment experience.  As long as the Contract is in-force, the Death Benefit will never be less than the Basic Insurance Amount shown in your Contract.

Either type of Death Benefit, described above, may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

You may change your Contract’s Death Benefit type after issue.  See Types of Death Benefit and Changing the Type of Death Benefit.

Rider to Provide Lapse Protection Information

Your Contract is issued with a Rider to Provide Lapse Protection .  This rider provides a guarantee that the Contract will not lapse, regardless of investment results, as long as the No-Lapse Guarantee Value is greater than zero.  See Rider to Provide Lapse Protection .

On any Monthly Date, when your Contract would otherwise be in default, we will determine the value of your Contract Fund and your No-Lapse Guarantee Value (your No-Lapse Contract Fund, less any Contract Debt).  The Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Rider to Provide Lapse Protection as a result of having a No-Lapse Guarantee Value greater than zero. Should any event occur that would cause your Contract to lapse, we will notify you of the required payment to prevent your Contract from terminating.  Your payment must be received at the Payment Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value.  See LAPSE AND REINSTATEMENT.  If you have an outstanding loan when your Contract lapses, you may have taxable income as a result.  See Tax Treatment of Contract Benefits - Pre-death Distributions.  If your Contract lapses and you reinstate it, the benefits under the Rider to Provide Lapse Protection will no longer be available.

It’s important to note that any values related to your No-Lapse Guarantee Value are used only to determine if your Contract is in default and do not represent any amounts payable as a benefit under the Contract.

The Contract Fund

Your Contract Fund value changes daily, reflecting:  (1) increases or decreases in the value of the Variable Investment Options; (2) interest credited on any amounts allocated to the Fixed Rate Option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.  The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, and the monthly deductions described under CHARGES AND EXPENSES.

Premium Payments

You choose the timing and the amount of premium payments, with the exception of the minimum initial premium.  All subsequent premium payments are subject to a minimum of $25 per payment.

If you pay more premium than permitted under section 7702A of the Internal Revenue Code, your Contract would be classified as a Modified Endowment Contract, which would affect the federal income tax treatment of loans and withdrawals.  For more information, see Modified Endowment Contracts.

Allocation of Premium Payments

When you apply for the Contract, you tell us how to allocate your premiums. You may change the way in which subsequent premiums are allocated by giving written notice to a Service Office, by our website, provided you are enrolled to use Prudential Online® Account Access, or by telephoning a Service Office, provided you are enrolled to use the Telephone Transfer System. See The Pruco Life of New Jersey Variable Appreciable Account and the Allocation of Premiums sections.

On the later of the Contract Date and the end of the Valuation Period in which the initial premium is received, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium.  The remainder of the initial premium and any other net premium received in Good Order at the Payment Office (the address on your bill) during the 10 day period following your receipt of the Contract will be allocated to the Money Market investment option, then the first monthly deductions are made.  After the tenth day, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the Variable Investment Options and/or the Fixed Rate Option according to your current premium allocation.

The charge for sales expenses and the premium based administrative charge will also apply to all subsequent premium payments.  The remainder of each subsequent premium payment will be invested as of the end of the Valuation Period in which it is received in Good Order at the Payment Office, in accordance with the allocation you previously designated.

Investment Choices

You may choose to invest your Contract's premiums and its earnings in one or more of 14 Variable Investment Options. You may also invest in the Fixed Rate Option.  See The Funds and The Fixed Rate Option.  You may transfer money among your investment choices, subject to restrictions.  See Transfers/Restrictions on Transfers.

We may add or remove Variable Investment Options in the future.

Transfers Among Investment Options

You may, up to 12 times each Contract Year, transfer amounts among the Variable Investment Options or to the Fixed Rate Option.  Additional transfers may be made only with our consent.  Currently, we allow you to make additional transfers.  For the first 20 transfers in a calendar year, you may transfer amounts by proper written notice to a Service Office, by our website, provided you are enrolled to use Prudential Online® Account Access, or by telephone, provided you are enrolled to use the Telephone Transfer System.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form that meets our needs , bear an original signature in ink, and are sent to us by U.S. regular mail.

Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that day, will be counted as a single transfer.

We may charge an administrative transaction fee of up to $25 for each transfer made exceeding 12 in any Contract Year.  No transaction fee is currently charged in connection with a transfer, but we reserve the right to charge such a fee.

Certain restrictions may apply to transfers from the Fixed Rate Option.

You may also transfer amounts from the Variable Investment Option to the Fixed Rate Option at anytime within 18 months from the Contract Date, and within the later of 60 days from the effective date of a material change in the investment policy of a Variable Investment Option and 60 days from the notice of that change, with no restriction.  Such transfers do not count toward the twelve transfers allowed in each Contract Year.  See The Pruco Life of New Jersey Variable Appreciable Account.

We reserve the right to prohibit transfer requests determined to be disruptive to the investment option or to the disadvantage of other Contract Owners.

Transfer restrictions will be applied in a uniform manner and will not be waived.

In addition, you may use our dollar cost averaging feature or our automatic rebalancing feature.  For additional information, please see Transfers/Restrictions on Transfers, Dollar Cost Averaging, and Auto-Rebalancing.

Increasing or Decreasing Basic Insurance Amount

Subject to conditions determined by us, after the issue of the Contract and after the first Contract Anniversary, you may increase the amount of insurance by increasing the Basic Insurance Amount of the Contract.  When you do this, you create an additional Coverage Segment.  Each Coverage Segment will be subject to its own monthly deductions, surrender charge, and surrender charge period, which begins on that segment’s effective date.  See Increases in Basic Insurance Amount and Surrender Charges.  In addition, if a significant premium is paid in conjunction with an increase, there is a possibility that the Contract will be classified as a Modified Endowment Contract.  See Tax Treatment of Contract Benefits.

Subject to certain limitations, you also have the option of decreasing the Basic Insurance Amount of your Contract after the issue of the Contract.  See Decreases in Basic Insurance Amount.

For Contracts with more than one Coverage Segment, a decrease in Basic Insurance Amount will reduce each Coverage Segment based on the proportion of the Coverage Segment amount to the total of all Coverage Segment amounts in effect just before the change.  A decrease in Basic Insurance Amount may result in a surrender charge. See Surrender Charges.

We may decline a decrease in the Basic Insurance Amount if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code.  In addition, if the Basic Insurance Amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract.  See Tax Treatment of Contract Benefits.  We may decline a decrease in the Basic Insurance Amount if the Contract Fund value is less than any applicable partial surrender charges.

No administrative processing charge is currently being made in connection with either an increase or a decrease in Basic Insurance Amount.  However, we reserve the right to charge such a fee in an amount of up to $25.  See CHARGES AND EXPENSES.

Access to Contract Values

A Contract may be surrendered for its Cash Surrender Value (the Contract Fund minus any Contract Debt and minus any applicable surrender charge) while the insured is living.  To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets our needs, to a Service Office.  The Cash Surrender Value of a Contract will be determined as of the end of the Valuation Period in which such a request is received in a Service Office.  Surrender of a Contract may have tax consequences.  See Surrender of a Contract and Tax Treatment of Contract Benefits.

Under certain circumstances, you may withdraw a part of the Contract's Cash Surrender Value without surrendering the Contract.  The amount withdrawn must be at least $500.  There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount.  Withdrawal of the Cash Surrender Value may have tax consequences.  See Withdrawals and Tax Treatment of Contract Benefits.

Contract Loans

You may borrow money from us using your Contract as security for the loan, provided the Contract is not in default.  The maximum loan amount is equal to the sum of (1) 99% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value, provided the Contract is not in default.  The cash value is equal to the Contract Fund less any surrender charge.  A Contract in default has no loan value.  There is no minimum loan amount.  See Loans.

Canceling the Contract (“Free-Look”)

Generally, you may return the Contract for a refund within 10 days (60 days for certain circumstances) after you receive it.  In general, you will receive a refund of all premium payments made.  A Contract returned according to this provision shall be deemed void from the beginning.

SUMMARY OF CONTRACT RISKS

Contract Values are not Guaranteed

Your benefits (including life insurance) are not guaranteed, and may be entirely dependent on the investment performance of the Variable Investment Options you select.  The value of your Contract Fund rises and falls with the performance of the investment options you choose and the charges that we deduct.  Poor investment performance or loans could cause your Contract to lapse and you could lose your insurance coverage.  However, your Death Benefit may be protected under the Rider to Provide Lapse Protection or under the Overloan Protection Rider.

The Variable Investment Options you choose may not perform to your expectations. Investing in the Contract involves risks including the possible loss of your entire investment.  Only the Fixed Rate Option provides a guaranteed rate of return.  For more detail, please see Risks Associated with the Variable Investment Options and The Fixed Rate Option.

Limitation of Benefits on Certain Riders for Claims Due to War or Service in the Armed Forces

We will not pay a benefit on any Accidental Death Benefit type rider or make payments for any disability type rider if the death or injury is caused or contributed to by war or act of war, declared or undeclared, including resistance to armed aggression.  This restriction includes service in the armed forces of any country at war.

Increase in Charges

In several instances we will use the terms “maximum charge” and “current charge.”  The “maximum charge,” in each instance, is the highest charge that we may make under the Contract.  The “current charge,” in each instance, is the amount that we now charge, which may be lower than the maximum charge.  If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Contract Lapse

Each month we determine the value of your Contract Fund and your No-Lapse Guarantee Value.  The No-Lapse Guarantee Value is a benchmark value that is used only to determine whether your Contract is in-force or in default, on a monthly basis, and is not payable under the Contract.  It is equal to the No-Lapse Contract Fund, less any Contract Debt.

The Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Rider to Provide Lapse Protection as a result of having a No-Lapse Guarantee Value greater than zero.  See the Rider to Provide Lapse Protection section.  Should any event occur that would cause your Contract to lapse, we will notify you of the required payment to prevent your Contract from terminating.  Your payment must be received at the Payment Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value.  See LAPSE AND REINSTATEMENT.  If you have an outstanding loan when your Contract lapses, you may have taxable income as a result.  See Tax Treatment of Contract Benefits - Pre-Death Distributions.  If your Contract lapses and you reinstate it, the benefits under the Rider to Provide Lapse Protection will no longer be available.

Risks of Using the Contract as a Short Term Savings Vehicle

Because the Contract provides for an accumulation of a Contract Fund as well as a Death Benefit, you may wish to use it for various insurance planning purposes.  Purchasing the Contract for such purposes may involve certain risks.

For example, a life insurance contract could play an important role in helping you to meet the future costs of a child’s education.  The Contract’s Death Benefit could be used to provide for education costs should something happen to you, and its investment features could help you accumulate savings.  However, if the Variable Investment Options you choose perform poorly, if you do not pay sufficient premiums, or if you access the values in your Contract through withdrawals or Contract loans, your Contract may lapse or you may not accumulate the value you need.

The Contract is designed to provide benefits on a long-term basis. Consequently, you should not purchase the Contract as a short-term investment or savings vehicle.  Because of the long-term nature of the Contract, you should consider whether purchasing the Contract is consistent with the purpose for which it is being considered.

Risks of Taking Withdrawals

If your Contract meets certain requirements, you may make withdrawals from your Contract’s Cash Surrender Value while the Contract is in-force.  The amount withdrawn must be at least $500.  The withdrawal amount is limited by the requirement that the Cash Surrender Value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two Monthly Dates following the date of withdrawal.  There is a transaction fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount.  Withdrawal of the Cash Surrender Value may have tax consequences.  See Tax Treatment of Contract Benefits.

Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal.  Withdrawals under Type B (variable) Contracts will not change the Basic Insurance Amount.  However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the Basic Insurance Amount.  A surrender charge may be deducted when any withdrawal causes a reduction in the Basic Insurance Amount.  See CHARGES AND EXPENSES.  No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a Basic Insurance Amount of less than the minimum Basic Insurance Amount.  See REQUIREMENTS FOR ISSUANCE OF A CONTRACT.

It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract.  Accessing the values in your Contract through withdrawals may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse.  Before making any withdrawal that causes a decrease in Basic Insurance Amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.  See Withdrawals and Tax Treatment of Contract Benefits.

Limitations on Transfers

You may, up to 12 times each Contract Year, transfer amounts among the Variable Investment Options or to the Fixed Rate Option.  We may charge up to $25 for each transfer made exceeding 12 in any Contract Year.  Additional transfers may be made only with our consent.  Currently, we allow you to make additional transfers.  For the first 20 transfers in a calendar year, you may transfer amounts by proper written notice to a Service Office, by our website, provided you are enrolled to use Prudential Online® Account Access, or by telephone, provided you are enrolled to use the Telephone Transfer System.  We use reasonable procedures to confirm that instructions given by telephone are genuine.  However, we are not liable for following telephone instructions that we reasonably believe to be genuine.  In addition, we cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form that meets our needs , bear an original signature in ink, and are sent to us by U.S. regular mail.  After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax, or electronic means will be rejected, even in the event that it is inadvertently processed.

Currently, certain transfers effected systematically under either a dollar cost averaging or an automatic rebalancing program described in this prospectus do not count towards the limit of 12 transfers per Contract Year or the limit of 20 transfers per calendar year.  In the future, we may count such transfers towards the limit.

Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that day, will be counted as a single transfer.

Generally, only one transfer from the Fixed Rate Option is permitted during each Contract Year.  The maximum amount per Contract you may transfer out of the Fixed Rate Option each year is the greater of:  (a) 25% of the amount in the Fixed Rate Option; and (b) $2,000.

You may also transfer amounts from the Variable Investment Option to the Fixed Rate Option at anytime within 18 months from the Contract Date, and within the later of 60 days from the effective date of a material change in the investment policy of a Variable Investment Option and 60 days from the notice of that change, with no restriction.  Such transfers do not count toward the twelve transfers allowed in each Contract Year.

Your Contract may include Funds that are not currently accepting additional investments.  See the section titled "The Pruco Life of New Jersey Variable Appreciable Account".

We may modify your right to make transfers by restricting the number, timing and/or amount of transfers we find to be disruptive to the investment option or to the disadvantage of other Contract Owners.  We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner.  We will immediately notify you at the time of a transfer request if we exercise this right.

Transfer restrictions will be applied uniformly and will not be waived.  See Transfers/Restrictions on Transfers.

Charges on Surrender of the Contract

You may surrender your Contract at any time for its Cash Surrender Value while the insured is living.  We deduct a surrender charge from the surrender proceeds. In addition, the surrender of your Contract may have tax consequences.  See Tax Treatment of Contract Benefits.

We will assess a surrender charge if, during the first 10 Contract Years (or during the first 10 years of a Coverage Segment representing an increase in Basic Insurance Amount), the Contract lapses, is surrendered, or the Basic Insurance Amount is decreased (including as a result of a withdrawal or a Death Benefit type change).  The surrender charge varies and is described in Surrender Charges.  While the amount of the surrender charge decreases over time, it may be a substantial portion or even equal to your Contract Fund.

Risks of Taking a Contract Loan

Accessing the values in your Contract through Contract loans may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse.  Your Contract will be in default if, at any time, the Contract Debt equals or exceeds the Contract Fund, less any applicable surrender charges and the No-Lapse Guarantee Value is zero or less.  If the Contract lapses or is surrendered, the amount of unpaid Contract Debt will be treated as a distribution and will be immediately taxable to the extent of the gain in the Contract.  In addition, if your Contract is a Modified Endowment Contract for tax purposes, taking a Contract loan may have tax consequences.  See Tax Treatment of Contract Benefits.

Potential Tax Consequences

Your Contract is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code.  At issue, the Contract Owner chooses one of the following definitions of life insurance tests:  (1) Cash Value Accumulation Test or (2) Guideline Premium Test.  Under the Cash Value Accumulation Test, there is a minimum Death Benefit to cash value ratio.  Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum Death Benefit to cash value ratio.  Consequently, we reserve the right to refuse to accept a premium payment that would, in our opinion, cause this Contract to fail to qualify as life insurance.  We also have the right to refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.  Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question.  Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract Owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.  We require the Guideline Premium Test as the definition of life insurance if you choose to have the Overloan Protection Rider.  See the Overloan Protection Rider section.

Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance contract.  However, your Death Benefit could be subject to estate tax.  In addition, you generally are not subject to taxation on any increase in the Contract value until it is withdrawn.  Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid.  Amounts received upon surrender or withdrawal (including any outstanding Contract loans) in excess of premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract.  The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed).  The addition of a rider or an increase in the Basic Insurance Amount may also cause the Contract to be classified as a Modified Endowment Contract if a significant premium is paid in conjunction with an increase or the addition of a rider.  We will notify you if a premium or a reduction in Basic Insurance Amount would cause the Contract to become a Modified Endowment Contract, and advise you of your options.

Under current tax law, Death Benefit payments under Modified Endowment Contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary.  However, amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income.  An assignment of a Modified Endowment Contract is taxable in the same way.  These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.  See Tax Treatment of Contract Benefits.

Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity.  It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

Replacement of the Contract

The replacement of life insurance is generally not in your best interest.  In most cases, if you require additional life insurance coverage, the benefits of your existing contract can be protected by increasing the insurance amount of your existing contract, or by purchasing an additional contract.  If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing a new contract and you should consult with a tax adviser.

SUMMARY OF RISKS ASSOCIATED WITH
THE VARIABLE INVESTMENT OPTIONS

You may choose to invest your Contract's premiums and its earnings in one or more of 14 Variable Investment Options.  You may also invest in the Fixed Rate Option.  The Fixed Rate Option is the only investment option that offers a guaranteed rate of return.  See The Funds and The Fixed Rate Option.

Risks Associated with the Variable Investment Options

The Separate Account invests in the shares of one or more open-end management investment companies registered under the Investment Company Act of 1940.  Each Variable Investment Option has its own investment objective and associated risks, which are described in the accompanying Fund prospectuses.  The income, gains, and losses of one Variable Investment Option have no effect on the investment performance of any other Variable Investment Option.

We do not promise that the Variable Investment Options will meet their investment objectives.  Amounts you allocate to the Variable Investment Options may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Variable Investment Options you choose.  You bear the investment risk that the Variable Investment Options may not meet their investment objectives.  It is possible to lose your entire investment in the Variable Investment Options.  Although the Series Fund Money Market Portfolio is designed to be a stable investment option, it is possible to lose money in that Portfolio.  For example, when prevailing short-term interest rates are very low, the yield on the Money Market Portfolio may be so low that, when Separate Account and Contract charges are deducted, you experience a negative return.  See The Funds.

Learn More about the Variable Investment Options

Before allocating amounts to the Variable Investment Options, you should read the current Fund prospectuses for detailed information concerning their investment objectives, strategies, and investment risks.

GENERAL DESCRIPTIONS OF THE REGISTRANT, DEPOSITOR, AND PORTFOLIO COMPANIES

Pruco Life Insurance Company of New Jersey

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", “us”, “we”, or “our”, the "Depositor" ) is a stock life insurance company, organized on September 17, 1982 under the laws of the state of New Jersey.  It is licensed to sell life insurance and annuities only in the states of New Jersey and New York.  Pruco Life of New Jersey’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

The Pruco Life of New Jersey Variable Appreciable Account

Pruco Life of New Jersey has established a Separate Account, the Pruco Life of New Jersey Variable Appreciable Account (the "Account", the "Registrant") to hold the assets that are associated with the Contracts.  The Account was established on January 13, 1984 under New Jersey law and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company.  The Account meets the definition of a "Separate Account" under the federal securities laws.  The Account holds assets that are segregated from all of Pruco Life of New Jersey's other assets.

Pruco Life of New Jersey is the legal owner of the assets in the Account.  Pruco Life of New Jersey will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Contracts.  In addition to these assets, the Account's assets may include funds contributed by Pruco Life of New Jersey to commence operation of the Account and may include accumulations of the charges we make against the Account.  From time to time Pruco Life of New Jersey will transfer capital contributions and earned fees and charges to its general account.  Pruco Life of New Jersey will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of Pruco Life of New Jersey’s other assets.  The assets of the Account may not be charged with liabilities that arise from any other business Pruco Life of New Jersey conducts.

Pruco Life of New Jersey is obligated to pay all amounts promised to Contract Owners under the Contract .  The obligations to Contract Owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life of New Jersey.

You may invest in one or a combination of 14 Variable Investment Options.  When you choose a Variable Investment Option, we purchase shares of a Fund or a separate investment series of a Fund which are held as an investment for that option.  We hold these shares in the Account.  We may remove or add additional Variable Investment Options in the future.  The Account’s financial statements are available in the Statement of Additional Information to this prospectus.

The Funds

Each of these Funds is detailed in separate prospectuses that are provided with this prospectus.  You should read the Fund prospectuses before you decide to allocate assets to the Variable Investment Options.  There is no assurance that the investment objectives of the Variable Investment Options will be met.  There may be Portfolios described in the accompanying Fund prospectuses that are not available in this product.  Please refer to the list below to see which Variable Investment Options you may choose.

The terms “Fund”, “Portfolio”, and “Variable Investment Option” are largely used interchangeably.  Some of the Variable Investment Options use the term “Fund”, and others use the term “Portfolio” in their respective prospectuses.

Investment Managers

AST Investment Services, Inc. (“AST”) and Prudential Investments LLC (“PI”) serve as co-investment managers of the Advanced Series Trust and the Prudential Series Fund.

The Funds’ Investment Management Agreements, on behalf of each Fund, with AST and PI (the “Management Agreements”), provide that AST and PI (the “Investment Managers”) will furnish each applicable Fund with investment advice and administrative services subject to the supervision of the Board of Trustees and in conformity with the stated policies of the applicable Fund.  The Investment Managers must also provide, or obtain and supervise, the executive, administrative, accounting, custody, transfer agent and shareholder servicing services that are deemed advisable by the Board.

The chart below reflects the Portfolios in which the Account invests, their investment objectives, and each Portfolio’s investment subadvisers.  The full names of the investment subadvisers are listed immediately following the chart.  For Portfolios with multiple subadvisers, each subadviser manages a portion of the assets for that Portfolio.

Portfolios	Objectives	Subadvisers

THE PRUDENTIAL SERIES FUND

Conservative Balanced	Total investment return consistent with a conservatively managed diversified portfolio.	PIM QMA

Flexible Managed	High total return consistent with an aggressively managed diversified portfolio.	PIM QMA

Money Market	Maximum current income consistent with the stability of capital and the maintenance of liquidity.	PIM

SP Growth Asset Allocation	The highest potential total return consistent with its specified level of risk tolerance.	Jennison PIM QMA

THE ADVANCED SERIES TRUST

AST Advanced Strategies	A high level of total return.	LSV MCM PIM PIMCO T. Rowe Price William Blair

AST Balanced Asset Allocation	The highest potential total return consistent with its specified level of risk tolerance.	PIM QMA

AST CLS Growth Asset Allocation	The highest potential total return consistent with its specified level of risk tolerance.	CLS

AST CLS Moderate Asset Allocation	The highest potential total return consistent with its specified level of risk tolerance.	CLS

AST First Trust Balanced Target	Long-term capital growth balanced by current income.	First Trust

AST First Trust Capital Appreciation Target	Long-term capital growth.	First Trust

AST Preservation Asset Allocation	The highest potential total return consistent with its specified level of risk tolerance.	PIM QMA

AST Schroders Multi-Asset World Strategies	Long-term capital appreciation.	Schroder

AST T. Rowe Price Asset Allocation	A high level of total return.	T. Rowe Price

AST UBS Dynamic Alpha	Maximum total return, consisting of capital appreciation and current income.	UBS

Investment Subadvisers for the Advanced Series Trust and the Prudential Series Fund

•	Jennison Associates LLC (“Jennison”)
•	Prudential Investment Management, Inc. (“PIM”)
•	Quantitative Management Associates LLC (“QMA”)
•	CLS Investments, LLC (“CLS”)
•	First Trust Advisors L.P. (“First Trust”)
•	LSV Asset Management (“LSV”)
•	Marsico Capital Management, LLC (“MCM”)
•	Pacific Investment Management Company LLC (“PIMCO”)
•	Schroder Investment Management North America, Inc. (“Schroder”)
•	T. Rowe Price Associates, Inc. (“T. Rowe Price”)
•	UBS Global Asset Management (Americas), Inc. (“UBS”)
•	William Blair & Company LLC (“William Blair”)

The investment managers or subadvisers for the Funds charge a daily investment management fee as compensation for their services.  These fees are more fully described in the prospectus for each Fund.

More detailed information is available in the attached Fund prospectuses.

The SP Growth Asset Allocation Portfolio, the AST Balanced Asset Allocation Portfolio, and the AST Preservation Asset Allocation Portfolio each invests only in shares of other underlying Fund Portfolios, which are managed by the subadvisers of those Portfolios.

In the future, it may become disadvantageous for Separate Accounts of variable life insurance and variable annuity contracts to invest in the same underlying Variable Investment Options.  Neither the companies that invest in the Funds nor the Funds currently foresee any such disadvantage.  The Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity Contract Owners and to determine what action, if any, should be taken.  Material conflicts could result from such things as:

(1)	changes in state insurance law;
(2)	changes in federal income tax law;
(3)	changes in the investment management of any Variable Investment Option; or
(4)	differences between voting instructions given by variable life insurance and variable annuity Contract Owners.

A Fund or Portfolio may have a similar name, investment objective, or investment policy resembling those of a mutual fund managed by the same investment adviser or subadviser that is sold directly to the public.  Despite such similarities, there can be no assurance that the investment performance of any such Fund or Portfolio will resemble that of the publicly available mutual fund.

Service Fees Payable to Pruco Life of New Jersey

Pruco Life of New Jersey has entered into agreements with the investment adviser or distributor of the underlying Funds.  Under the terms of these agreements, Pruco Life of New Jersey provides administrative and support services to the Funds, for which it receives an annual fee based on the average assets allocated to the Fund or Portfolio from the investment adviser, distributor and/or Fund.  These agreements, including the fees paid and services provided, can vary for each Fund that offers an underlying Portfolio .

Pruco Life of New Jersey and/or our affiliates may receive substantial and varying administrative service payments from certain underlying Funds or related parties.  These types of payments and fees are sometimes referred to as “revenue sharing” payments.  Administrative service payments partially compensate for providing administrative services with respect to Contract Owners invested indirectly in the Funds, which include duties such as recordkeeping, shareholder services, and the mailing of periodic reports.  We receive administrative services fees with respect to both affiliated underlying Funds and unaffiliated underlying Funds.  The administrative services fees we receive from affiliates originate from the assets of the affiliated Fund itself and/or the assets of the Fund’s investment adviser.  In either case, the existence of administrative services fees may tend to increase the overall cost of investing in the Fund.   In addition, because these fees are paid to us, allocations you make to these affiliated underlying Funds may benefit us financially if these fees exceed the costs of the administrative support services.

Administrative services fees that we receive may vary among the different Funds that are part of our investment platform.  Thus, the fees we collect may be greater or smaller, based on the Funds that you select.  In addition, we may consider these payments and fees, among a number of factors, when deciding to add or keep a Fund on the “menu” of Funds that we offer through the product.  We collect these payments and fees under agreements between us and a Fund’s principal underwriter, transfer agent, investment adviser and/or other entities related to the Fund.    As of May 1, 2009, the administrative service fees we receive are 0.25% of the average assets allocated to the Fund.  The service fees received from The Prudential Series Fund and the Advanced Series Trust are 0.25% and 0.25%, respectively.

In addition to the payments that we receive from underlying Funds and/or their affiliates, those same Funds and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.

Voting Rights

We are the legal owner of the shares associated with the Variable Investment Options.  However, we vote the shares  according to voting instructions we receive from Contract Owners.  We will mail you a proxy, which is a form you need to complete and return to us, to tell us how you wish us to vote.  When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions.  We vote shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as the shares for which instructions are received.  We may change the way your voting instructions are calculated if it is required by federal or state regulation.  We may also elect to vote shares that we own in our own right if the applicable federal securities laws or regulations, or their current interpretation, change so as to permit us to do so.

We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more Variable Investment Options or to approve or disapprove an investment advisory contract for the Fund.  In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Variable Investment Options, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations.  If we disregard Contract Owner voting instructions, we will advise Contract Owners of our action and the reasons for such action in the next available annual or semi-annual report.

Substitution of Variable Investment Options

We may substitute one or more of the Variable Investment Options.  We may also cease to allow investments in any existing Variable Investment Options.  We do this only if events such as investment policy changes or tax law changes make a Variable Investment Option unsuitable.  We would not do this without the approval of the Securities and Exchange Commission and any necessary state insurance departments.  You will be given specific notice in advance of any substitution we intend to make.

The Fixed Rate Option

You may choose to invest, initially or by transfer, all or part of your Contract Fund to the Fixed Rate Option.  This amount becomes part of Pruco Life of New Jersey's general account.  The general account consists of all assets owned by Pruco Life of New Jersey other than those in the Account and in other Separate Accounts that have been or may be established by Pruco Life of New Jersey.  Subject to applicable law, Pruco Life of New Jersey has sole discretion over the investment of the general account assets, and Contract Owners do not share in the investment experience of those assets.  Instead, Pruco Life of New Jersey guarantees that the part of the Contract Fund allocated to the Fixed Rate Option will accrue interest daily at an effective annual rate that Pruco Life of New Jersey declares periodically, but not less than an effective annual rate of 3%.   The guaranteed effective annual interest rate is subject to the claims paying ability of Pruco Life of New Jersey .  Pruco Life of New Jersey is not obligated to credit interest at a rate higher than an effective annual rate of 3%, although we may do so.

Transfers out of the Fixed Rate Option are subject to strict limits.  See Transfers/Restrictions on Transfers.  The payment of any Cash Surrender Value attributable to the Fixed Rate Option may be delayed up to six months.  See When Proceeds Are Paid.

If you exercise the Overloan Protection Rider, any remaining unloaned Contract Fund value will be transferred to the Fixed Rate Option, and transfers out of the Fixed Rate Option and into the Variable Investment Options will no longer be permitted.  See Loans.

Because of exemptive and exclusionary provisions, interests in the Fixed Rate Option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940.  Accordingly, interests in the Fixed Rate Option are not subject to the provisions of these Acts, and Pruco Life of New Jersey has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Rate Option.  Any inaccurate or misleading disclosure regarding the Fixed Rate Option is subject to certain generally applicable provisions of federal securities laws.

CHARGES AND EXPENSES

This section provides a more detailed description of each charge that is described briefly in the SUMMARY OF CHARGES AND EXPENSES beginning on page 1 of this prospectus.

The total amount invested in the Contract Fund, at any time, consists of the sum of the amount credited to the Variable Investment Options, the amount allocated to the Fixed Rate Option, plus any interest credited on amounts allocated to the Fixed Rate Option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan.  See Loans.  Most charges, although not all, are made by reducing the Contract Fund.

In several instances we use the terms "maximum charge" and "current charge."  The "maximum charge", in each instance, is the highest charge that we may make under the Contract.  The "current charge", in each instance, is the amount that we now charge, which may be lower than maximum charges.  If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Current charges deducted from premium payments and the Contract Fund may change from time to time, subject to maximum charges.  In deciding whether to change any of these current charges, we will periodically consider factors such as mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in our assumptions is needed.  Premium based administrative charges will be set at one rate for all Contracts like this one.  Changes in other charges will be by class.  We will not recoup prior losses or distribute prior gains by means of these changes.

Sales Load Charges

We may charge up to 6% of premiums paid for sales expenses in all Contract Years.  This charge, often called a “sales load”, is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

Currently, we charge 4% of premiums for sales expenses in the first four Contract Years, 3% in Contract Years five through 10, and zero thereafter, of each Coverage Segment.

Premium Based Administrative Charge

We may charge up to 7.5% for a premium based administrative charge, which includes any federal, state or local income, premium, excise, business tax or any other type of charge (or component thereof) measured by or based upon the amount of premium we receive.

This charge is made up of two parts, which currently equal a total of 3.75% of the premiums received.

The first part is a charge for state and local premium taxes.  The current amount for this first part is 2.5% of the premium and is our estimate of the average burden of state taxes generally.  The rate applies uniformly to all Contract Owners without regard to location of residence.  We may collect more for this charge than we actually pay for state and local premium taxes.

The second part is a charge for federal income taxes measured by premiums. The current amount for this second part is 1.25% of the premium.  We believe that this charge is a reasonable estimate of an increase in Pruco Life of New Jersey’s federal income taxes resulting from a change in the Internal Revenue Code.  It is intended to recover this increased tax.

Under current law, we may incur state and local taxes (in addition to premium taxes) in several states.  Currently, these taxes are not significant and they are not charged against the Account.  If there is a material change in the applicable state or local tax laws, we may impose a corresponding charge against the Account.

Cost of Insurance

We deduct a monthly COI charge. The charge is determined by multiplying the amount by which the Contract’s Death Benefit exceeds the Contract Fund (“net amount at risk”) by a monthly cost of insurance rate.  The purpose of this charge is to provide insurance coverage.  When an insured dies, the amount payable to the beneficiary (assuming there is no Contract Debt) is larger than the Contract Fund - significantly larger if the insured dies in the early years of a Contract.  The cost of insurance charges collected from all Contract Owners enables us to pay this larger Death Benefit.  The maximum COI charge is determined by multiplying the amount by which the Contract’s Death Benefit exceeds the Contract Fund (“net amount at risk”) under a Contract by maximum COI rates.  The COI charge is deducted proportionately (or as you directed, see Allocated Charges) from the dollar amounts held in each of the chosen investment options.

The net amount at risk is based on your Death Benefit, and your Contract Fund, therefore it is impacted by such factors as investment performance, premium payments and charges and fees. The current COI rates vary by issue age, sex, and underwriting class.  The rates generally increase over time but are never more than the maximum charges listed in the Contract data pages. The maximum COI rates are based upon the 2001 Commissioner's Standard Ordinary (“CSO”) Mortality Tables.  The duration of the charge also varies by age of the insured.  Our current COI charges range from $0.01 to $83.34 per $1,000 of net amount at risk.  For information regarding COI charges where there are two or more Coverage Segments in effect, see Increases in Basic Insurance Amount.

Monthly Deductions from the Contract Fund

In addition to the COIs, we deduct the following monthly charges proportionately from the dollar amount held in each of the chosen investment option[s] or you may select up to two Variable Investment Options from which we deduct your Contract's monthly charges.  See Allocated Charges.

(a)
We deduct an administrative charge for the Basic Insurance Amount.  This charge is made up of two parts and is intended to compensate us for things like processing claims, keeping records, and communicating with Contract Owners.  The first part of the charge is a flat monthly fee of $25 per month in the first Contract Year and $9 per month thereafter.  The second part of the fee is an amount of up to $1.57 per $1,000 of the Basic Insurance Amount.  The fee varies by issue age, sex, underwriting class, and extra ratings.  Generally, the rate per $1,000 of Basic Insurance Amount is higher for older issue ages and for higher risk classifications.

The following table provides samples of the initial administrative charges per $1,000 of Basic Insurance Amount:

Issue Age	Male Nonsmoker	Male Smoker	Female Nonsmoker	Female Smoker

35	$0.21	$0.24	$0.15	$0.19

45	$0.31	$0.35	$0.27	$0.31

55	$0.53	$0.59	$0.42	$0.50

65	$0.83	$1.00	$0.74	$0.80

The amount of the maximum charge that applies to a particular Contract is shown on the Contract Data pages under the heading “Adjustments to the Contract Fund.”

(b)
Similarly, we charge an administrative charge for each Coverage Segment representing an increase in Basic Insurance Amount.  This charge is also made up of two parts.  The first part of the charge is a flat monthly fee of $9 per month the first two years of the Coverage Segment and zero thereafter.  The second part of the fee is based on the Coverage Segment insurance amount.  The sample per $1,000 charges are the same as shown in (a) above. The amount per $1,000 of increase in Basic Insurance Amount varies by sex, issue age, underwriting class, extra rating class, if any, and the effective date of the increase.

The highest charge per thousand for either of the instances described above applies to male, smokers above age 74 at certain rating classes.  The lowest charge per thousand for either of the instances described above is $0.06 and applies to females age 0.

You may add one or more riders to the Contract.  Some riders are charged for separately.  If you add such a rider to the basic Contract, additional charges will be deducted.  See Charges for Rider Coverage.

If an insured is in a substandard risk classification (for example, a person with a health condition), additional charges will be deducted.

The earnings of the Account are taxed as part of the operations of Pruco Life of New Jersey.  Currently, no charge is being made to the Account for Pruco Life of New Jersey’s federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums.  See Premium Based Administrative Charge.  We periodically review the question of a charge to the Account for Pruco Life of New Jersey’s federal income taxes.  We may charge such a fee in the future for any federal income taxes that would be attributable to the Contracts.

Daily Deduction from the Variable Investment Options

Each day we deduct a charge from the assets of the Variable Investment Options in an amount equivalent to an effective annual rate of up to 0.45%.  Currently, we charge 0.25%.  This charge is intended to compensate us for assuming mortality and expense risks under the Contract.  The mortality risk we assume is that insureds may live for shorter periods of time than we estimated when mortality charges were determined.  The expense risk we assume is that expenses incurred in issuing and administering the Contract will be greater than we estimated in fixing our administrative charges.  This charge is not assessed against amounts allocated to the Fixed Rate Option.

Surrender Charges

We assess a surrender charge if, during the first 10 Contract Years (or during the first 10 years of a Coverage Segment representing an increase in Basic Insurance Amount), the Contract lapses, is surrendered, or the Basic Insurance Amount is decreased (including as a result of a withdrawal or a Death Benefit type change).  These surrender charges compensate us for costs associated with the Contracts, such as: processing applications, conducting examinations, determining insurability and the insured’s rating class, and establishing records.  While the amount of the surrender charge decreases over time, it may be a substantial portion of, or even equal to, your Contract Fund.  We do not deduct a surrender charge from the Death Benefit if the insured dies during this period.

We deduct the maximum surrender charge that applies to your Contract in the early durations.  The maximum surrender charge we deduct ranges from $2.39 to $28.26 per $1,000 of Basic Insurance Amount.  For example, the maximum surrender charge for a Contract Owner, male age 35 in the Nonsmoker Plus underwriting class, with no riders is $8.37 per $1,000 of Basic Insurance Amount.  The range of maximum surrender charge is the same for segments representing an increase in Basic Insurance Amount.  Your actual charge will vary by duration, and the insured’s age, sex, and underwriting class.  A schedule showing maximum surrender charges for a full surrender occurring each year that a surrender charge may be payable is found in the Contract Data pages of your Contract.  The charge decreases to zero by the end of the 10th year for each Coverage Segment.

We will show a surrender charge threshold for each Coverage Segment in the Contract Data pages.  This threshold amount is the segment’s lowest coverage amount since its effective date.  If during the first 10 Contract Years (or during the first 10 years of a Coverage Segment representing an increase in Basic Insurance Amount), the Basic Insurance Amount is decreased (including as a result of a withdrawal or a change in type of Death Benefit), and the new Basic Insurance Amount for any Coverage Segment is below the threshold for that segment, we will deduct a percentage of the surrender charge for that segment.  The percentage will be the amount by which the new Coverage Segment is less than the threshold, divided by the Basic Insurance Amount at issue.  After this transaction, the threshold will be updated and a corresponding new surrender charge schedule will also be determined to reflect that portion of surrender charges deducted in the past.

Transaction Charges

(a)	We may charge a transaction fee of up to $25 for each transfer exceeding 12 in any Contract Year.

(b)	We charge a transaction fee equal to the lesser of $25 and 2% of the withdrawal amount in connection with each withdrawal.

(c)	We may charge a transaction fee of up to $25 for any change in Basic Insurance Amount. Currently, we do not charge for a change in the Basic Insurance Amount.

(d)	We charge a transaction fee of 3.5% of your Contract Fund amount for exercising the Overloan Protection Rider.

(e)	We charge a transaction fee of up to $150 for Living Needs Benefit payments.

Allocated Charges

You may select up to two Variable Investment Options from which we deduct your Contract's monthly charges.  Monthly charges include:  (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification.  Allocations must be designated in whole percentages and total 100%.  For example, 33% can be selected but 331/3% cannot.  The Fixed Rate Option is not available as one of your allocation options.  See Monthly Deductions from the Contract Fund.

If there are insufficient funds in one or both of your selected Variable Investment Options to cover the monthly charges, the selected Variable Investment Option(s) will be reduced to zero.  Any remaining charge will be deducted from your other Variable Investment Options and the Fixed Rate Option proportionately to the dollar amount in each.  Furthermore, if you do not specify an allocation of monthly charges, we will deduct monthly charges proportionately from all your Variable Investment Options and the Fixed Rate Option.

Charges After Age 121

Beginning on the first Contract Anniversary on or after the insured’s 121st birthday, we will no longer accept premiums or deduct monthly charges from the Contract Fund.  You may continue the Contract until the insured's death, or until you surrender the Contract for its Cash Surrender Value.  You may continue to make transfers, loans and withdrawals, subject to the limitations on these transactions described elsewhere in this prospectus.  We will continue to make daily deductions for mortality and expense risk charges, and investment advisory fees if you have amounts in the Variable Investment Options.  Any Contract loan will remain outstanding and continue to accrue interest until it is repaid.

Portfolio Charges

We deduct charges from and pay expenses out of the Variable Investment Options as described in the Fund prospectuses.

Charges for Rider Coverage

•
Accidental Death Benefit Rider - We deduct a monthly charge for this rider, which provides an additional Death Benefit if the insured’s death is accidental.  The charge ranges from $0.05 to $0.28 per $1,000 of coverage based on issue age and sex of the insured, and is charged until the first Contract Anniversary on or after the insured’s 100th birthday.

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Children Level Term Rider - We deduct a monthly charge for this rider, which provides term life insurance on all dependent children that are covered under this rider.  The charge is $0.42 per $1,000 of coverage and is charged until the earliest of: the primary insured’s death, and the first Contract Anniversary on or after the primary insured’s 75th birthday, or you notify us to discontinue the rider coverage.

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Disability Benefit Rider - We deduct a monthly charge for this rider, which pays certain amounts into the Contract if the insured is totally disabled.  The charge is based on issue age, sex, and underwriting class of the insured.  We charge up to 28.75% of the total disability benefit which is equal to the total charges deducted on each Monthly Date, and is charged until the first Contract Anniversary on or after the insured’s 60th birthday.

•	Living Needs Benefit Rider - We deduct a transaction fee of up to $150 for this rider if benefits are paid.

•	Overloan Protection Rider - We deduct a transaction fee of 3.5% of your Contract Fund amount if you exercise this rider.

PERSONS HAVING RIGHTS UNDER THE CONTRACT

Contract Owner

Generally, the Contract Owner is the insured.  There are circumstances when the Contract Owner is not the insured.  There may also be more than one Contract Owner.  If the Contract Owner is not the insured or there is more than one Contract Owner, they will be named in an endorsement to the Contract.  This ownership arrangement will remain in effect unless you ask us to change it.

You may change the ownership of the Contract by sending us a request in a form that meets our needs.  We may ask you to send us the Contract to be endorsed.  If we receive your request in a form that meets our needs, and the Contract if we ask for it, we will file and record the change, and it will take effect as of the date you sign the request.

While the insured is living, the Contract Owner is entitled to any Contract benefit and value.  Only the Contract Owner is entitled to exercise any right and privilege granted by the Contract or granted by us.  For example, the Contract Owner is entitled to surrender the Contract, access Contract values through loans or withdrawals, assign the Contract, and to name or change the beneficiary.

Beneficiary

The beneficiary is entitled to receive any benefit payable on the death of the insured.  You may designate or change a beneficiary by sending us a request in a form that meets our needs.  We may ask you to send us the Contract to be endorsed.  If we receive your request in a form that meets our needs, and the Contract if we ask for it, we will file and record the change and it will take effect as of the date you sign the request.  However, if we make any payment(s) before we receive the request, we will not have to make the payment(s) again.  When we are made aware of an assignment, we will recognize the assignee’s rights before any claim payments are made to the beneficiary.  When a beneficiary is designated, any relationship shown is to the insured, unless otherwise stated.

OTHER GENERAL CONTRACT PROVISIONS

Assignment

This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance.  Generally, the Contract may not be assigned to an employee benefit plan or program without our consent. We assume no responsibility for the validity or sufficiency of any assignment.  We will not be obligated to comply with any assignment unless we receive a copy at a Service Office.

Incontestability

We will not contest the Contract after it has been in-force during the insured’s lifetime for two years from the issue date, the reinstatement date, or the effective date of any change made to the Contract that requires our approval and would increase our liability.

Misstatement of Age or Sex

If the insured's stated age or sex or both are incorrect in the Contract, we will adjust the Death Benefit payable and any amount to be paid, as required by law, to reflect the correct age and sex.  Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

Settlement Options

The Contract grants to most Contract Owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum.  Any Pruco Life of New Jersey representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion

Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract Date, the Contract will end and we will return the premiums paid, less any Contract Debt, and less any withdrawals.  Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the Basic Insurance Amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

RIDERS

Contract Owners may be able to obtain extra fixed benefits, which may require additional charges.  These optional insurance benefits will be described in what is known as a "rider" to the Contract.  Additionally, each Contract is issued with an attached Rider to Provide Lapse Protection that is not optional.  Charges applicable to the riders will be deducted from the Contract Fund on each Monthly Date, with the exception of the Rider to Provide Lapse Protection , the Overloan Protection Rider, and the Living Needs Benefit Rider.  For more details about each rider, see below.

The amounts of these benefits, except for the Disability Benefit Rider and the Rider to Provide Lapse Protection , do not depend on the performance of the Account, although they will no longer be available if the Contract lapses, or you choose to keep the Contract in-force under the Overloan Protection Rider.  Additional restrictions may apply and are clearly described in the applicable rider.  A Pruco Life of New Jersey representative can explain all of these extra benefits further.  We will provide samples of the provisions upon receiving a written request.

Rider to Provide Lapse Protection

Your Contract is issued with an attached Rider to Provide Lapse Protection .  Under the Rider to Provide Lapse Protection , we agree to keep your Contract in-force and guarantee that your Contract will not lapse, as long as the No-Lapse Guarantee Value is greater than zero.

At the Contract Date and on each Monthly Date, we will calculate your No-Lapse Guarantee Value (your No-Lapse Contract Fund, less any Contract Debt).  Your No-Lapse Contract Fund is the accumulated value of the prior No-Lapse Contract Fund, plus any no-lapse invested premium amounts, plus no-lapse interest, and minus a No-Lapse charge factor.   Additionally, the No-Lapse Contract Fund is adjusted for any withdrawals, loans, and administrative fees.  If the No-Lapse Guarantee Value is greater than zero, your Contract will remain in-force until the next Monthly Date, even if you experience poor investment results and your Net Cash Value falls to zero or less.

Under the Rider to Provide Lapse Protection , if we receive your initial premium within 30 days after the Contract Date, we apply it to your No-Lapse Contract Fund as if we received it on your Contract Date.  For any premium we receive in the 21-day period preceding a Contract Anniversary on which the sale charges decrease, we will subtract a no-lapse charge for sales expenses no greater than the amount we would subtract if that premium were received on the Contract Anniversary.

Your No-Lapse Guarantee Value is calculated solely to determine whether your Contract is in-force or in default.  These are not cash values that you realize by surrendering the Contract, nor are they payable Death Benefits, and they do not change your Contract values. The process to calculate your No-Lapse Guarantee Value is similar to the process that determines your actual contract values, however, the No-Lapse Guarantee Value will not be impacted by any investment loss or gain of the Contract Fund.

The charge factor used to determine the No-Lapse Guarantee Value will vary based on face amount, duration, age, sex, underwriting class, and extra ratings. The charges that are specific to your Contract will appear in the section titled Lapse Protection Rider Data in your Contract, and will be used to determine your No-Lapse Guarantee Contract Fund and No-Lapse Guarantee Value.

The Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Rider to Provide Lapse Protection as a result of having a No-Lapse Guarantee Value greater than zero.  If the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less and the No-Lapse Guarantee Value equals zero or less, your Contract will be in default.  If you take withdrawals and loans from your Contract, you increase the risk that your Contract will go into default.

Should any event occur that would cause your Contract to go into default or lapse, we will notify you of the required payment to keep your Contract in-force.  Your payment must be received at the Payment Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value.  If you have an outstanding loan when your Contract lapses, you may have taxable income as a result.  See Tax Treatment of Contract Benefits - Pre-Death Distributions.  If your Contract lapses, and you meet the requirements to reinstate it, you will no longer have a Rider to Provide Lapse Protection .  See LAPSE AND REINSTATEMENT.

If you elected the Guideline Premium Test for the definition of life insurance test, you may not be able to pay enough to get the guarantee for the duration you desire without violating the definition of life insurance.   This is not true when choosing the Cash Value Accumulation Test for the definition of life insurance.  See PREMIUMS and Tax Treatment of Contract Benefits - Treatment as Life Insurance.

Overloan Protection Rider

The Overloan Protection Rider guarantees protection against lapse due to loans, even if the Contract Debt exceeds the accumulated Cash Surrender Value of your Contract.  Currently, the rider may be added only at the time your Contract is issued; however, this rider is not available on Contracts that have the Accidental Death Benefit Rider .  There is no charge for adding the Overloan Protection Rider to your policy, however, a one-time fee will apply when this rider is exercised.

The following eligibility requirements must be met to exercise the rider:

(1)	we must receive a written request in Good Order to exercise the rider benefits ;
(2)	Contract Debt must exceed the Basic Insurance Amount;
(3)	the Contract must be in-force for the later of 15 years and the Contract Anniversary after the insured’s 75th birthday;
(4)	the Guideline Premium test must be used as the Contract’s definition of life insurance;
(5)	Contract Debt must be a minimum of 95% of the Contract’s total coverage amount;
(6)	the Cash Surrender Value must be sufficient to pay the cost of exercising the rider; and
(7)	your Contract must not be classified as a Modified Endowment Contract and must not qualify as a MEC as a result of exercising this rider.

We will send you a notification upon your becoming eligible for this benefit.

We deduct a transaction fee of 3.5% of your Contract Fund amount if you exercise this rider.

When you exercise the rider, the effective date will be the next date that monthly charges are deducted following our receipt of your request in Good Order at a Service Office.  The charges and benefits of other riders available under your Contract will be discontinued, except for the Living Needs Benefit Rider.  Any benefits you may currently be receiving under the Disability Benefit Rider will also be discontinued.

Any remaining unloaned Contract Fund value will be transferred to the fixed fund.  Additionally, fund transfers into or out of any of the Variable Investment Options will no longer be permitted.  Any Auto Rebalance, Dollar Cost Averaging, directed charges, or premium allocation instructions will be discontinued.

Premium payments will no longer be accepted for the Contract.  Instead, all payments received will be applied as loan or loan interest repayments.  We will no longer send any regularly scheduled bills, and Electronic Fund Transfer of Premium Payments will be cancelled.

If you have a Type B Death Benefit, we will change it to a Type A Death Benefit.  You will no longer be permitted to make Death Benefit changes as long as your Contract remains in-force under the Overloan Protection Rider.  The Basic Insurance Amount will be changed to the greater of the Type A Death Benefit and the amount of the Contract Debt multiplied by the Attained Age factor that applies.  The Attained Age factors are shown in your Contract.

Increases and decreases to your Basic Insurance Amount, rating reductions, and withdrawals, will no longer be permitted.

If you exercise this rider, you may no longer execute the Reduced Paid Up option.  Doing so would cause the Contract to be classified as a Modified Endowment Contract.

Other Optional Riders

We will not pay a benefit on any Accidental Death Benefit type rider or make payments for any disability type rider if the death or injury is caused or contributed to by war or act of war, declared or undeclared, including resistance to armed aggression.  This restriction includes service in the armed forces of any country at war.

Accidental Death Benefit Rider - The Accidental Death Benefit Rider provides an additional Death Benefit that is payable if the insured's death is accidental, as defined in the benefit provision.  This benefit will end on the earliest of: the end of the day before the first Contract Anniversary on or after the insured’s 100th birthday and the first Monthly Date on or after the date a request to discontinue the Rider is received in Good Order at a Service Office.   This rider is not available on Contracts that have the Overloan Protection Rider .

Children Level Term Rider - The Children Level Term Rider provides term life insurance coverage on the life of the insured's children.  The rider coverage will end on the earliest of: (1) the primary insured’s death, (2) the first Contract Anniversary on or after the primary insured’s 75th birthday, (3) the first Monthly Date on or after the date a request to discontinue the Rider is received in Good Order at a Service Office, (4) the first Contract Anniversary on or after the child’s 25th birthday, and (5) the date a rider is converted to a new Contract.

Disability Benefit Rider - The Disability Benefit Rider pays certain amounts into the Contract if the insured is totally disabled, as defined by the benefit provisions.  The rider coverage will end as of the first Contract Anniversary on or after the insured’s 60th birthday.

Living Needs Benefit Rider - The Living Needs BenefitSM Rider may be available on your Contract.  There is no charge for adding the benefit to a Contract.  However, when a claim is paid under this rider, a reduction for early payment is applied and a processing fee of up to $150 per Contract will be deducted.

The Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract's Death Benefit, adjusted to reflect current value, at a time when certain special needs exist.  The adjusted Death Benefit will always be less than the Death Benefit, but will not be less than the Contract’s Cash Surrender Value.

The Terminal Illness Option is available on the Living Needs Benefit Rider when a licensed physician certifies the insured as terminally ill with a life expectancy of six months or less.  When that evidence is provided and confirmed by us , we will provide an accelerated payment of the portion of the Death Benefit selected by the Contract Owner as a Living Needs Benefit.  The Contract Owner will receive this benefit.

All or part of the Contract's Death Benefit may be accelerated under the Living Needs Benefit.  If the benefit is only partially accelerated, a Death Benefit of at least $25,000 must remain under the Contract.   The minimum amount that may be accelerated for a Living Needs Benefit claim is $50,000; however, we have administratively reduced the minimum to $25,000 on a current basis.  We reserve the right to discontinue this administrative practice in a non-discriminatory manner .

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit.  We can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract Owner, and the effect on the Contract if less than the entire Death Benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation.  Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could.  With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is terminally ill or chronically ill as defined in any applicable tax law (although the exclusion in the latter case may be limited).  You should consult a tax adviser before electing to receive this benefit.  Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

Generally, the Contract may be issued on insureds through age 85.  Currently, the minimum Basic Insurance Amount for a Contract issued for insureds ages 18 through 75 is $75,000 ($50,000 for insureds issue ages 0 through 17, $100,000 for insureds issue ages 76 through 80 and $250,000 for insureds issue ages 81 and above).  We may change the minimum Basic Insurance Amounts of the Contracts we will issue.

We require evidence of insurability, which may include a medical examination, before issuing any Contract. Preferred Best nonsmokers are offered more favorable cost of insurance rates than smokers.  We charge a higher cost of insurance rate and/or an extra amount if an additional mortality risk is involved.  We will not allow a change to your Contract if it will cause the Death Benefit to exceed our retention limits or violate any other underwriting rule.  These are the current underwriting requirements.  We reserve the right to change them on a non-discriminatory basis.

PREMIUMS

Minimum Initial Premium

The Contract offers flexibility in paying premiums.  The minimum initial premium is due on or before the Contract Date.  It is the premium needed to start the Contract.  The minimum initial premium is equal to 2.35 times the first month’s No-Lapse Contract Fund charge.  There is no insurance under the Contract unless the minimum initial premium is paid.  Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts.

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date.  We reserve the right to refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.  Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous.  If you make a payment that would cause the Contract to be characterized as a Modified Endowment Contract, we will send you a letter to advise you of your options.  Generally, you have 60 days from when we received your payment to remove the excess premiums and any accrued interest.  If you choose not to remove the excess premium and accrued interest, your Contract will become permanently characterized as a Modified Endowment Contract.  We will not accept a premium payment that exceeds the Guideline Premium limit if your Contract uses the Guideline Premium definition of life insurance.  See Tax Treatment of Contract Benefits.

Generally, your initial net premium is applied to your Contract as of the Contract Date.  If we do not receive your initial premium before the Contract Date, we apply the initial premium to your Contract as of the end of the Valuation Period in which it is received in Good Order at the Payment Office.

Available Types of Premium

After the minimum initial premium is paid, no other specific premiums are required and you have a certain amount of flexibility with respect to the amount and timing for future premium payments.  Two suggested patterns of premiums are described below.  Contracts with no riders or extra risk charges will have level premiums for each premium type described below.  Understanding them may help you understand how the Contract works.

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The Single Premium No-Lapse Premium is a premium that, if paid on the Contract Date, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals.

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The Lifetime Modal No-Lapse Premiums are premiums that, if paid on the Contract Date and each modal date up to the insured’s Attained Age 121, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals.

You should note that either one or both of the premiums defined above may not be payable as desired if you elect the Guideline Premium Test for the definition of life insurance test.   In that case , you may not be able to pay enough premium to obtain a guarantee for the duration you desire, without violating the definition of life insurance.   If a premium payment would otherwise cause the definition of life insurance test to be violated, we will return the portion of the premium in excess of the allowable amount.  This will not occur if you choose the Cash Value Accumulation Test as the definition of life insurance.  If the Contract subsequently enters default, we will tell you the amount you need to pay to keep the Contract in-force, and when you will need to pay that amount.  It’s important to know that these additional payment amounts could be substantial.   For an explanation of the Guideline Premium Test and the Cash Value Accumulation Test, see Tax Treatment of Contract Benefits - Treatment as Life Insurance.

We can bill you for the amount you select annually, semi-annually, or quarterly.  Because the Contract is a flexible premium Contract, there are no scheduled premium due dates.  When you receive a premium notice, you are not required to pay this amount, however, paying premiums in a different manner than described in a Contract illustration may shorten the duration of your lapse protection provided by the Rider to Provide Lapse Protection .  When you do make a premium payment, the minimum amount that we will accept is $25.

You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account.  If you elect to use this feature, you choose the day of the month on which premiums will be paid and the premium amount.  We will then draft the same amount from your account on the same date each month.  When you apply for the Contract, you and your Pruco Life of New Jersey representative should discuss how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the later of the Contract Date and the end of the Valuation Period in which the initial premium is received, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium.  The remainder of the initial premium and any other net premium received in Good Order at the Payment Office during the 10 day period following your receipt of the Contract will be allocated to the Money Market investment option, then the first monthly deductions were made.  After the 10th day, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the Variable Investment Options and/or the Fixed Rate Option according to your current premium allocation.  Your Contract may include Funds that are not currently accepting additional investments.  See The Pruco Life of New Jersey Variable Appreciable Account.  The transfer from the Money Market investment option on the 10th day following receipt of the Contract will not be counted as one of your 12 free transfers per Contract Year or the 20 transfers per calendar year described under Transfers/Restrictions on Transfers.  If the first premium is received before the Contract Date, there will be a period during which the Contract Owner's initial premium will not be invested.

The charge for sales expenses and the premium based administrative charge will also apply to all subsequent premium payments.  The remainder of each subsequent premium payment will be invested as of the end of the Valuation Period in which it is received in Good Order at the Payment Office, in accordance with the allocation you previously designated.  The “Valuation Period” means the period of time from one determination of the value of the amount invested in a Variable Investment Option to the next.  Such determinations are made when the net asset values of the Variable Investment Options are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).

Provided the Contract is neither in default, nor in-force under the provisions of the Overloan Protection Rider, you may change the way in which subsequent premiums are allocated by giving written notice to a Service Office, by our website, provided you are enrolled to use Prudential Online® Account Access, or by telephoning a Service Office, provided you are enrolled to use the Telephone Transfer System.  There is no charge for reallocating future premiums.  All percentage allocations must be in whole numbers.  For example, 33% can be selected but 33⅓% cannot.  Of course, the total allocation to all selected investment options must equal 100%.

Transfers/Restrictions on Transfers

You may, up to 12 times each Contract Year, transfer amounts among the Variable Investment Options or to the Fixed Rate Option.  Additional transfers may be made only with our consent.  Currently, we will allow you to make additional transfers.  For the first 20 transfers in a calendar year, you may transfer amounts by proper written notice to a Service Office, by our website, provided you are enrolled to use Prudential Online® Account Access, or by telephone, provided you are enrolled to use the Telephone Transfer System.  You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned, depending on the terms of the assignment.  See Assignment.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form that meets our needs , bear an original signature in ink, and are sent to us by U.S. regular mail.  After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax or electronic means will be rejected, even in the event that it is inadvertently processed.

Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that day, will be counted as a single transfer.

There is no transaction charge for the first 12 transfers per Contract Year among investment options.  We may charge up to $25 for each transfer made exceeding 12 in any Contract Year.

Currently, certain transfers effected systematically under a dollar cost averaging or an automatic rebalancing program do not count towards the limit of 12 transfers per Contract Year or the limit of 20 transfers per calendar year.  In the future, we may count such transfers towards the limit.

Transfers out of the Money Market investment option will not be made until 10 days after you receive the Contract.  Such transfers and any transfers due to any fund closures or mergers will not be considered towards the 12 transfers per Contract Year or the 20 transfers per calendar year.

You may also transfer amounts from the Variable Investment Option to the Fixed Rate Option at anytime within 18 months from the Contract Date, and within the later of 60 days from the effective date of a material change in the investment policy of a Variable Investment Option and 60 days from the notice of that change, with no restriction.  Such transfers do not count toward the 12 transfers allowed in each Contract Year.

Transfers among Variable Investment Options will take effect as of the end of the Valuation Period in which a transfer request is received in Good Order at a Service Office.  The request may be in terms of dollars, such as a request to transfer $5,000 from one Variable Investment Option to another, or may be in terms of a percentage reallocation among Variable Investment Options.  In the latter case, as with premium reallocations, the percentages must be in whole numbers.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine.  We will not be held liable for following telephone instructions that we reasonably believe to be genuine.  We cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the Fixed Rate Option will be permitted during each Contract Year.  The maximum amount per Contract you may transfer out of the Fixed Rate Option each year is the greater of:  (a) 25% of the amount in the Fixed Rate Option; and (b) $2,000.  We may change these limits in the future or waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

If you exercise the Overloan Protection Rider, we will then transfer any amounts you have in the Variable Investment Options to the fixed rate investment option.  The transfer is not counted as one of the 12 transfers we allow per Contract Year and there is no charge.  Transfers out of the Fixed Rate Option and into the Variable Investment Options will not be permitted while your Contract is kept in-force under the Overloan Protection Rider.

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers.  Large or frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing”, can make it very difficult for Fund advisers/sub-advisers to manage the Variable Investment Options.  Large or frequent transfers may cause the Fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance to the disadvantage of other Contract Owners.  If we (in our own discretion) believe that a pattern of transfers or a specific transfer request, or group of transfer requests, may have a detrimental effect on the performance of the Variable Investment Options, or we are informed by a Fund (e.g., by the Fund’s adviser/sub-advisers) that the purchase or redemption of shares in the Variable Investment Option must be restricted because the Fund believes the transfer activity to which such purchase or redemption relates would have a detrimental effect on the performance of the affected Variable Investment Option, we may modify your right to make transfers by restricting the number, timing, and amount of transfers.  We reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner.  We will immediately notify you at the time of a transfer request if we exercise this right.

Any restrictions on transfers will be applied in a uniform manner to all persons who own Contracts like this one, and will not be waived, except as described above with respect to transfers from the Fixed Rate Option.  However, due to the discretion involved in any decision to exercise our right to restrict transfers, it is possible that some Contract Owners may be able to effect transactions that could affect Fund performance to the disadvantage of other Contract Owners.

In addition, Contract Owners who own variable life insurance or variable annuity Contracts that do not impose the transfer restrictions described above, might make more numerous and frequent transfers than Contract Owners who are subject to such limitations.  Contract Owners who are not subject to the same transfer restrictions may have the same underlying Variable Investment Options available to them, and unfavorable consequences associated with such frequent trading within the underlying Variable Investment Option (e.g., greater Portfolio turnover, higher transaction costs, or performance or tax issues) may affect all Contract Owners.

The Funds have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures.  The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted.  Under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the Fund.  In addition, you should be aware that some Funds may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans.  The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants.  The omnibus nature of these orders may limit the Funds in their ability to apply their excessive trading policies and procedures.  In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations.  For these reasons, we cannot guarantee that the Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds.

Also , a short term trading fee may be assessed in connection with a transfer out of any available Variable Investment Option, if the transfer occurs within a certain number of days following the date of allocation to the Variable Investment Option.  Each Fund determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the Fund and is not retained by us.  The fee will be deducted from your Contract Value to the extent allowed by law.  At present, no Fund has adopted a short-term trading fee.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

Dollar Cost Averaging

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA").  Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other Variable Investment Options available under the Contract, excluding the Fixed Rate Option and any Funds that are not currently accepting additional investments.  You may choose to have periodic transfers made monthly or quarterly.  DCA transfers will not begin until the Monthly Date after 10 days following your receipt of the Contract.

Each automatic transfer will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date.  If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period, which immediately follows that date.  Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature.  Currently, a transfer that occurs under the DCA feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract Year.  We reserve the right to change this practice, modify the requirements, or discontinue the feature.  Dollar cost averaging will not be available on Contracts kept in-force under the provisions of the Overloan Protection Rider.

Auto-Rebalancing

As an administrative practice, we are currently offering a feature called Auto-Rebalancing.  This feature allows you to automatically rebalance Variable Investment Option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of Variable Investment Options X and Y is split 40% and 60%, respectively, and investment results cause that split to change.  You may instruct that those assets be rebalanced to your original or different allocation percentages.  Auto-Rebalancing is not available until the Monthly Date after 10 days following your receipt of the Contract.

Auto-Rebalancing can be performed on a quarterly, semi-annual, or annual basis.  Each rebalance will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date.  If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period immediately following that date.  The Fixed Rate Option cannot participate in this administrative procedure, nor can any Funds that are no longer accepting additional investments.  See The Pruco Life of New Jersey Variable Appreciable Account section.  Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract Year.  We reserve the right to change this practice, modify the requirements, or discontinue the feature.  Auto-rebalancing will not be available on Contracts kept in-force under the provisions of the Overloan Protection Rider.

DEATH BENEFITS

Contract Date

There is no insurance under this Contract until the minimum initial premium is paid.  If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed.  Under certain circumstances, we may allow the Contract to be backdated up to six months prior to the application date for the purpose of lowering the insured's issue age.  This may be advantageous for some Contract Owners as a lower issue age may result in lower current charges.

When Proceeds Are Paid

Generally, we will pay any Death Benefit, Cash Surrender Value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received in Good Order at a Service Office.  Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the end of the Valuation

Period in which the necessary documents are received in Good Order at a Service Office.  However, we may delay payment of proceeds from the Variable Investment Option[s] and the variable portion of the Death Benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

We have the right to delay payment of the Cash Surrender Value attributable to the Fixed Rate Option for up to six months, including surrenders of fixed reduced paid-up Contracts.  We will pay interest of at least 1.5% per year if such a payment is delayed for more than 10 days.

Death Claim Settlement Options

The beneficiary may choose to receive death claim proceeds by any of the settlement options described in the Contract or by payment of a lump sum amount.  In addition to the settlement options described in your Contract, the beneficiary may choose the payment of death claim proceeds, by way of Prudential's retained asset settlement option (the "Alliance Account").  Upon verification of a death claim, Prudential will provide a kit to the beneficiary, which includes: (1) an account certificate describing the death claim proceeds, the current interest rate, and the terms of the Alliance Account; (2) a guide that explains how the Alliance Account works; and (3) checks and a checkbook, that the beneficiary can use to access the available amount of death claim proceeds.  Any Pruco Life of New Jersey representative authorized to sell this Contract can explain this option upon request.

Types of Death Benefit

You may select from two types of Death Benefit at issue.  A Contract with a Type A (fixed) Death Benefit has a Death Benefit, which will generally equal the Basic Insurance Amount.  Favorable investment results and additional premium payments will generally increase the Cash Surrender Value and decrease the net amount at risk and result in lower charges. This type of Death Benefit does not vary with the investment performance of the investment options you selected, except when the premiums you pay or favorable investment performance causes the Contract Fund to grow to the point where we may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.  See How a Contract's Cash Surrender Value Will Vary.

A Contract with a Type B (variable) Death Benefit has a Death Benefit, which will generally equal the Basic Insurance Amount plus the Contract Fund.  Favorable investment performance and additional premium payments will generally increase your Contract's Death Benefit and Cash Surrender Value.  However, the increase in the Cash Surrender Value for a Type B (variable) Contract may be less than the increase in Cash Surrender Value for a Type A (fixed) Contract because a Type B Contract has a greater cost of insurance charge due to a greater net amount at risk.  As long as the Contract is not in default there have been no withdrawals, and there is no Contract Debt, the Death Benefit may not fall below the Basic Insurance Amount stated in the Contract.  We may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. See How a Contract's Cash Surrender Value Will Vary.

Contract Owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the Basic Insurance Amount and the deduction of any applicable surrender charges.  We will not allow you to make a withdrawal that will decrease the Basic Insurance Amount below the minimum Basic Insurance Amount.  For Type B (variable) Contracts, withdrawals will not change the Basic Insurance Amount.  See Withdrawals.

The way in which the Cash Surrender Value and Death Benefit will change depends significantly upon the investment results that are actually achieved.

Changing the Type of Death Benefit

You may change the type of Death Benefit any time after issue and subject to our approval.  We will increase or decrease the Basic Insurance Amount so that the Death Benefit immediately after the change matches the Death Benefit immediately before the change. The Basic Insurance Amount after a change may not be lower than the minimum Basic Insurance Amount applicable to the Contract.  See REQUIREMENTS FOR ISSUANCE OF A CONTRACT.  We may deduct a transaction charge of up to $25 for any change in the Basic Insurance Amount, although we do not currently do so.  A type change that reduces the Basic Insurance Amount may result in the assessment of surrender charges.  See CHARGES AND EXPENSES.

If you are changing your Contract’s type of Death Benefit from a Type A (fixed) to a Type B (variable) Death Benefit, we will reduce the Basic Insurance Amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type A (fixed) Death Benefit, we will increase the Basic Insurance Amount by the amount in your Contract Fund on the date the change takes place.  We will not allow a change to your Contract if it will cause the Death Benefit to exceed our retention limits or violate any other underwriting rule.

The following chart illustrates the changes in Basic Insurance Amount with each change of Death Benefit type described above.  The chart assumes a $50,000 Contract Fund and a $300,000 Death Benefit.

	Changing the Death Benefit from Type A Type B (Fixed) → (Variable)	Changing the Death Benefit from Type B Type A (Variable) → (Fixed)

Basic Insurance Amount	$300,000 → $250,000	$250,000 → $300,000
Contract Fund	$50,000 → $50,000	$50,000 → $50,000
Death Benefit*	$300,000 → $300,000	$300,000 → $300,000

* assuming there is no Contract Debt

To request a change, fill out an application for change, which can be obtained from your Pruco Life of New Jersey representative or a Service Office.  If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract Data pages.  We may require you to send us your Contract before making the change.  There may be circumstances under which a change in the Death Benefit type may cause the Contract to be classified as a Modified Endowment Contract, which could be significantly disadvantageous.  See Tax Treatment of Contract Benefits.

Increases in Basic Insurance Amount

After your first Contract Anniversary, you may increase the amount of insurance by increasing the Basic Insurance Amount of the Contract, thus, creating an additional Coverage Segment.  The increase will be subject to the underwriting requirements we determine.

The following conditions must be met:

(1)	you must ask for the change in a form that meets our needs;
(2)	the amount of the increase must be at least equal to the minimum increase in Basic Insurance Amount shown under Contract Limitations in your Contract Data pages;
(3)	you must prove to us that the insured is insurable for any increase;
(4)	the Contract must not be in default;
(5)	we must not be paying premiums into the Contract as a result of the insured's total disability;
(6)	if we ask you to do so, you must send us the Contract to be endorsed; and
(7)	your Contract must not be in-force under the provisions of the Overloan Protection Rider.

If we approve the change, we will send you new Contract Data pages showing the amount and effective date of the change and the recomputed charges, values and limitations.  If the insured is not living on the effective date, the change will not take effect.  Currently, no transaction charge is being made in connection with an increase in Basic Insurance Amount.  However, we reserve the right to charge such a fee in an amount of up to $25.

Currently, we charge 4% of premiums for sales expenses in the first four Contract Years, 3% in Contract Years five through 10, and zero thereafter, of each Coverage Segment.

See the definition of Contract Year for an increase in Basic Insurance Amount under DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS.

Each Coverage Segment will have its own surrender charge period beginning on that segment’s effective date and its own surrender charge threshold.  The surrender charge threshold is the segment’s lowest coverage amount since its effective date.  See Decreases in Basic Insurance Amount and Surrender Charges.

The maximum COI rates for a Coverage Segment representing an increase in Basic Insurance Amount are based upon 2001 CSO Mortality Tables, the age at the effective date of the increase and the number of years since then, sex, underwriting class, smoker/nonsmoker status, and extra rating class, if any.  The net amount at risk for the whole Contract (the Death Benefit minus the Contract Fund) is allocated to each Coverage Segment based on the proportion of its Basic Insurance Amount to the total of all Coverage Segments.  In addition, the Attained Age factor for a Contract with an increase in Basic Insurance Amount is based on the insured's Attained Age for the initial Coverage Segment.

If you elect to increase the Basic Insurance Amount of your Contract, you will receive a "free-look" right that will apply only to the increase in Basic Insurance Amount, not the entire Contract.  This right is comparable to the right afforded to the purchaser of a new Contract, except that, any COI charge for the increase in the Basic Insurance Amount will be returned to the Contract Fund instead of a refund of premium.  Generally, the "free-look" right must be exercised no later than 10 days after receipt of the Contract with an increase.

Payment of a significant premium in conjunction with an increase in Basic Insurance Amount may cause the Contract to be classified as a Modified Endowment Contract.  See Tax Treatment of Contract Benefits.  Therefore, before increasing the Basic Insurance Amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

Decreases in Basic Insurance Amount

You have the option of decreasing the Basic Insurance Amount of your Contract without withdrawing any Cash Surrender Value.  If a change in circumstances causes you to determine that your amount of insurance is greater than needed, a decrease will reduce your insurance protection and the monthly deductions for the cost of insurance.

The following conditions must be met:

(1)	the amount of the decrease must be at least equal to the minimum decrease in the Basic Insurance Amount shown under Contract Limitations in your Contract Data pages;
(2)	the Basic Insurance Amount after the decrease must be at least equal to the minimum Basic Insurance Amount shown under Contract Limitations in your Contract Data pages;
(3)	the Contract must not be in default;
(4)	the surrender charge on the decrease, if any, plus any transaction charge for the decrease may not exceed the Contract Fund;
(5)	if we ask you to do so, you must send us the Contract to be endorsed; and
(6)	your Contract must not be in-force under the provisions of the Overloan Protection Rider.

If we approve the decrease, we will send you new Contract Data pages showing the amount and effective date of the change and the recomputed charges, values, and limitations.  Currently, no transaction charge is being made in connection with a decrease in the Basic Insurance Amount.  However, we reserve the right to charge such a fee in an amount of up to $25.

For Contracts with more than one Coverage Segment, a decrease in Basic Insurance Amount will reduce each Coverage Segment based on the proportion of each Coverage Segment amount to the total of all Coverage Segment amounts before the decrease.  Each Coverage Segment will have its own surrender charge threshold equal to the segment’s lowest coverage amount since its effective date.  If the decrease in Basic Insurance Amount reduces a Coverage Segment to an amount less than its surrender charge threshold, we will deduct a surrender charge.  See Surrender Charges.

We may decline a decrease in the Basic Insurance Amount if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code.  See Tax Treatment of Contract Benefits.

It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract.  See Tax Treatment of Contract Benefits.  You should consult with your tax adviser and your Pruco Life of New Jersey representative before requesting any decrease in Basic Insurance Amount.

CONTRACT VALUES

Surrender of a Contract

You may surrender your Contract at any time for its Cash Surrender Value (referred to as Net Cash Value in the Contract) while the insured is living.  To surrender your Contract, we may require you to deliver or mail the following items in Good Order to a Service Office; the Contract, a signed request for surrender, and any tax withholding information required under federal or state law.  Generally, we will pay your Contract’s Cash Surrender Value within seven days after all the documents required for such a payment are received in Good Order at a Service Office.  Surrender of a Contract may have tax consequences.  See Tax Treatment of Contract Benefits.

Fixed reduced paid-up insurance is an alternative to surrendering your Contract.  Fixed reduced paid-up insurance provides paid-up insurance, the amount of which will be paid when the insured dies.  There will be cash values and loan values.  The loan interest rate for fixed reduced paid-up insurance is 5.5% .  Upon surrender of the Contract, the amount of fixed reduced paid-up insurance depends upon the Cash Surrender Value and the insured’s issue age, sex, smoker/nonsmoker status, and the length of time since the Contract Date.

Additional requirements exist if you are exchanging your Contract for a new one at another insurance company.  Specifically, a properly signed assignment to change ownership of your Contract to the new insurer and a request for surrender, signed by an authorized officer of the new insurer.  The new insurer should submit these documents directly to Pruco Life of New Jersey by sending them in Good Order to our Customer Value Service Center in Minneapolis.  Generally, we will pay your Contract’s Cash Surrender Value to the new insurer within seven days after all the documents required for such a payment are received in Good Order at our Customer Value Service Center.

How a Contract's Cash Surrender Value Will Vary

The Cash Surrender Value will be determined as of the end of the Valuation Period in which a surrender request is received in Good Order at a Service Office.  The Contract's Cash Surrender Value on any date will be the Contract Fund less any applicable surrender charges and less any Contract Debt.  The Contract Fund value changes daily, reflecting:

(1)	increases or decreases in the value of the Variable Investment Option[s];
(2)	interest credited on any amounts allocated to the Fixed Rate Option;
(3)	interest credited on any loan; and
(4)	the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.

The Contract Fund value also changes to reflect the receipt of premium payments after any charges are deducted and the monthly deductions described under CHARGES AND EXPENSES.  Upon request, we will tell you the Cash Surrender Value of your Contract.  It is possible for the Cash Surrender Value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract Debt.

Loans

You may borrow an amount up to the current loan value of your Contract less any existing Contract Debt using the Contract as the only security for the loan.  The loan value at any time is equal to the sum of (1) 99% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value, provided the Contract is not in default.  The cash value is equal to the Contract Fund less any surrender charge.  A Contract in default has no loan value.  There is no minimum loan amount.

Interest charged on a loan accrues daily.  We charge interest on the full loan amount, including all unpaid interest.  Interest is due on each Contract Anniversary or when the loan is paid back, whichever comes first.  If interest is not paid when due, we will increase the loan amount by any unpaid interest.  We charge interest at an effective annual rate of 4% for standard loans.

A portion of any amount you borrow on or after the 10th Contract Anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any).  If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero.  On the 10th Contract Anniversary and each Contract Anniversary thereafter, if the insured is living and the Contract is not in default, any existing loan amount will automatically be converted to a preferred loan to the extent that there is a preferred loan amount available.  Preferred loans are charged interest at an effective annual rate of 3.10%.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Variable Investment Options and/or the Fixed Rate Option, as applicable.  Unless you ask us to take the loan amount from specific Variable Investment Options and we agree, the reduction will be made in the same proportions as the value in each Variable Investment Option and the Fixed Rate Option bears to the total value of the Contract.  While a loan is outstanding, the amount that was transferred will continue to be treated as part of the Contract Fund.  It will be credited with interest at an effective annual rate of 3%.  On each Monthly Date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly Date.  The net interest rate spread of a standard loan is 1% and the net interest rate spread of a preferred loan is 0.10%.

The Contract Debt is the amount of all outstanding loans plus any interest accrued, but not yet due.  If, on any Monthly Date, the Contract Debt equals or exceeds the Contract Fund, less any applicable surrender charges, the Contract will go into default, unless it remains in-force under the Rider to Provide Lapse Protection as a result of having a No-Lapse Guarantee Value greater than zero.  It is important to note, that loans reduce your No-Lapse Guarantee Value to the same extent that they reduce your Cash Surrender Value.  We will notify you of a 61-day grace period, within which time you may repay all or enough of the loan to obtain a positive No-Lapse Guarantee Value and thus keep the Contract in-force until your next Monthly Date.  If the Contract lapses or is surrendered, the amount of unpaid Contract Debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract.  Reinstatement of the Contract after lapse will not eliminate the taxable income, which we are required to report to the Internal Revenue Service.  Additionally, if you reinstate your Contract after lapse, your Contract will no longer have the Rider to Provide Lapse Protection .  See LAPSE AND REINSTATEMENT and Tax Treatment of Contract Benefits - Pre-Death Distributions.

If your Contract includes the Overloan Protection Rider and you meet the requirements to exercise the rider, you may have protection against lapse due to excessive Contract Debt.  See the Overloan Protection Rider section.

Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Contract’s crediting rate.  Distributions are subject to income tax.  Were the Internal Revenue Service to take this position, we would take reasonable steps to attempt to avoid this result, including modifying the Contract’s loan provisions, but cannot guarantee that such efforts would be successful.

Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income.  See Tax Treatment of Contract Benefits.

Any Contract Debt will directly reduce a Contract's Cash Surrender Value and will be subtracted from the Death Benefit to determine the amount payable.  In addition, even if the loan is fully repaid, it may have an effect on future Death Benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options.  The longer the loan is outstanding, the greater the effect is likely to be.  The effect could be favorable or unfavorable.  If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made.  If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

Loan repayments are applied to reduce the total outstanding Contract Debt, which is equal to the principal plus accrued interest.  Interest accrues daily on the total outstanding Contract Debt, and making a loan repayment will reduce the amount of interest accruing.

Loan repayments will be applied towards the loan according to when they are received.  Loan interest is due 21 days prior to your Contract Anniversary.  If we receive your loan repayment within 21 days prior to your Contract Anniversary, we will apply the repayment towards interest due on a standard loan first, then towards the interest due on a preferred loan, if applicable.  Any loan repayment amount exceeding the interest due is applied towards the existing principal amount of a standard loan first, then towards the principal amount of a preferred loan, if applicable.

If we receive your loan repayment at any time outside of 21 days prior to your Contract Anniversary, we will apply the repayment towards the principal amount of a standard loan first, then to the principal amount of a preferred loan, if applicable.  We will apply the remainder of the loan repayment towards the interest due on a standard loan, then towards the interest due on a preferred loan, if applicable.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay plus interest credits accrued on the loan since the last transaction date.  Any loan repayment amounts will also be reflected in your No-Lapse Guarantee Value.  We will apply the loan repayment to the investment allocation used for future premium payments as of the loan repayment date.  If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options.  We reserve the right to change the manner in which we allocate loan repayments.

Withdrawals

You may withdraw a portion of the Contract's Cash Surrender Value without surrendering the Contract, subject to the following restrictions:

(a)	Your Contract’s Cash Surrender Value after the withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal.
(b)	The Cash Surrender Value after the withdrawal must be an amount that we estimate will be sufficient to cover two months of Contract Fund deductions.
(c)	The withdrawal amount must be at least $500.
(d)	Your Contract must not be in-force under the provisions of the Overloan Protection Rider.

There is a transaction fee for each withdrawal, which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount.  A withdrawal may not be repaid except as a premium subject to the applicable charges.  Upon request, we will tell you how much you may withdraw.  Withdrawal of the Cash Surrender Value may have tax consequences.  See Tax Treatment of Contract Benefits.

Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal.  Withdrawals under Type B (variable) Contracts will not change the Basic Insurance Amount.  However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the Basic Insurance Amount.  If a decrease in Basic Insurance Amount reduces a Coverage Segment below its surrender charge threshold, a surrender charge may be deducted.  See Surrender Charges.  No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a Basic Insurance Amount of less than the minimum Basic Insurance Amount shown under Contract Limitations in your Contract Data pages.  It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract.  Before making any withdrawal that causes a decrease in Basic Insurance Amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.  See Tax Treatment of Contract Benefits.

Currently, we will provide an authorization form if your withdrawal request causes a decrease in Basic Insurance Amount that results in your Contract being classified as a Modified Endowment Contract.  The authorization form will confirm that you are aware of your Contract becoming a Modified Endowment Contract if the transaction is completed.  We will complete the transaction and send a confirmation notice after we receive the completed authorization form in Good Order at a Service Office.

When a withdrawal is made, the Contract Fund is reduced by the withdrawal amount and any charges associated with the withdrawal.  An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.  Withdrawal of any portion of the Cash Surrender Value increases the risk that the Contract Fund may be insufficient to provide Contract benefits.  If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default.  Withdrawals may also affect whether a Contract is kept in-force under the Rider to Provide Lapse Protection , since withdrawals and their associated charges will decrease your No-Lapse Guarantee Value.  See Rider to Provide Lapse Protection .

Generally, we will pay any withdrawal amount within seven days after all the documents required for such a payment are received in Good Order at a Service Office.  See When Proceeds Are Paid.

A Contract returned during the “free-look” period shall be deemed void from the beginning, and not considered a surrender or withdrawal.

LAPSE AND REINSTATEMENT

We will determine the value of the Contract Fund on each Monthly Date.  If the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, the Contract is in default, unless it remains in-force under the Rider to Provide Lapse Protection .  See Rider to Provide Lapse Protection .  Should this happen, we will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default.  This payment must be received at the Payment Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value.  A Contract that lapses with an outstanding Contract loan may have tax consequences.  See Tax Treatment of Contract Benefits.

A Contract that ended in default may be reinstated within five years after the date of default, if the following conditions are met:

(1)	renewed evidence of insurability is provided on the insured; and
(2)	submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months

The reinstatement date will be the date we approve your request.  We will deduct all required charges from your payment and the balance will be placed into your Contract Fund.  If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.  If your Contract is reinstated after lapse, the benefits under the Rider to Provide Lapse Protection will no longer be available.

TAXES

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract.  It is not a complete statement of what the federal income taxes will be in all circumstances.  It is based on current law and interpretations, which may change.  It does not cover state taxes or other taxes.  It is not intended as tax advice.  You should consult your own tax adviser for complete information and advice.

Treatment as Life Insurance.  The Contract must meet certain requirements to qualify as life insurance for tax purposes.  These requirements include certain definitional tests and rules for diversification of the Contract’s investments.  For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests:  (1) Cash Value Accumulation Test or (2) Guideline Premium Test.  At issue, the Contract Owner chooses which of these two tests will apply to their Contract.  This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of Death Benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's Death Benefit may increase as the Contract Fund value increases.  The Death Benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable Attained Age factor.  A listing of Attained Age factors can be found on your Contract Data pages.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the Death Benefit.  In addition, there is a minimum ratio of Death Benefit to cash value associated with this test.  This ratio, however, is less than the required ratio under the Cash Value Accumulation Test.  Therefore, the Death Benefit required under this test is generally lower than that of the Cash Value Accumulation Test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured’s age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract.  In addition, the Guideline Premium Test is required for the definition of life insurance if you choose to have the Overloan Protection Rider.  See the Overloan Protection Rider section.  You should consult your own tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

•	you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract, or if the Contract lapses or is surrendered, and

•	the Contract's Death Benefit will generally be income tax free to your beneficiary. However, your Death Benefit may be subject to estate taxes, and

•	we may refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract Owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death Distributions.  The tax treatment of any distribution you receive before the insured’s death depends on whether the Contract is classified as a Modified Endowment Contract.

Contracts Not Classified as Modified Endowment Contracts

•
If you surrender the Contract or allow it to lapse, you will be taxed on the amount you received in excess of the premiums you paid less the untaxed portion of any prior withdrawals.  For this purpose, you will be treated as receiving any portion of the Cash Surrender Value used to repay Contract Debt. In other words, you will immediately have taxable income to the extent of gain in the Contract.  Reinstatement of the Contract after lapse will not eliminate the taxable income, which we are required to report to the Internal Revenue Service.  The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

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Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals.  However, under some limited circumstances, in the first 15 Contract Years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

•	Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

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Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax.  However, you should know that the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract’s crediting rate.  Were the Internal Revenue Service to take this position, we would take reasonable steps to avoid this result, including modifying the Contract’s loan provisions.

Modified Endowment Contracts

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The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed).  The addition of a rider or an increase in the Basic Insurance Amount may also cause the Contract to be classified as a Modified Endowment Contract if a significant premium is paid in conjunction with an increase or the addition of a rider.  We will notify you if a premium or a change in Basic Insurance Amount would cause the Contract to become a Modified Endowment Contract, and advise you of your options.  You should first consult a tax adviser and your Pruco Life of New Jersey representative if you are contemplating any of these steps.

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If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income.  An assignment of a Modified Endowment Contract is taxable in the same way.  These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

•
Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity.  It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

•	All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

Investor Control. Treasury Department regulations do not provide specific guidance concerning the extent to which you may direct your investment in the particular Variable Investment Options without causing you, instead of Pruco Life of New Jersey, to be considered the owner of the underlying assets.  Because of this uncertainty, we reserve the right to make such changes as we deem necessary to assure that the Contract qualifies as life insurance for tax purposes.  Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.

Withholding.  You must affirmatively elect that no taxes be withheld from a pre-death distribution.  Otherwise, the taxable portion of any amounts you receive will be subject to withholding.  You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number.  You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations.  If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences.  If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences.  Deductions for interest paid or accrued on Contract Debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied.  Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance.  If a business, rather than an individual, is the owner of the Contract, there are some additional rules.  Business Contract Owners generally cannot deduct premium payments.  Business Contract Owners generally cannot take tax deductions for interest on Contract Debt paid or accrued after October 13, 1995.  An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons.  The interest deduction for Contract Debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person.  The corporate alternative minimum tax also applies to business-owned life insurance.  This is an indirect tax on additions to the Contract Fund or Death Benefits received under business-owned life insurance policies.

For business-owned life insurance coverage issued after August 17, 2006, Death Benefits will generally be taxable as ordinary income to the extent it exceeds cost basis.  Life insurance Death Benefits will continue to be generally income tax free if, prior to policy issuance, the employer provided a prescribed notice to the proposed insured/employee, obtained the employee's consent to the life insurance, and one of the following requirements is met: (a) the insured was an employee at any time during the 12-month period prior to his or her death; (b) the insured was a director or highly compensated employee or individual (as defined in the Code) at the time the policy was issued; or (c) the Death Benefits are paid to the insured's heirs or his or her designated beneficiaries (other than the employer), either directly as a Death Benefit or received from the purchase of an equity (or capital or profits) interest in the applicable policyholder.  Annual reporting and record keeping requirements will apply to employers maintaining such business-owned life insurance.

DISTRIBUTION AND COMPENSATION

Pruco Securities, LLC (“Prusec”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract.  Prusec, organized on September 22, 2003 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). (Prusec is a successor company to Pruco Securities Corporation, established on February 22, 1971.)  Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102-3777.  Prusec serves as principal underwriter of the variable insurance Contracts issued by Pruco Life of New Jersey.  The Contract is sold by registered representatives of Prusec who are also our appointed insurance agents under state insurance law.  The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so.  Prusec received gross distribution revenue for its variable life insurance products of $80,907,743 in 2008, $90,865,268 in 2007, and $91,615,140 in 2006.  Prusec passes through the gross distribution revenue it receives to broker-dealers for their sales and does not retain any portion of it in return for its services as distributor for the policies.  However, Prusec does retain a portion of compensation it receives with respect to sales by its representatives.  Prusec retained compensation of $15,852,244 in 2008, $16,112,532 in 2007, and $11,528,129 in 2006.  Prusec offers the Contract on a continuous basis.

On July 1, 2003, Prudential Financial combined its retail securities brokerage and clearing operations with those of Wachovia Corporation (“Wachovia”) and formed Wachovia Securities Financial Holdings, LLC (“Wachovia Securities”), a joint venture headquartered in Richmond, Virginia.  Currently, Prudential Financial has a minority ownership interest in the joint venture.

Wachovia Securities is a national retail brokerage organization providing securities brokerage and financial advisory services to individuals and businesses. Wachovia and Wachovia Securities are key distribution partners for certain products of Prudential Financial affiliates, including individual life insurance, mutual funds, and individual annuities that are distributed through their financial advisors, bank channel and independent channel.  In addition, Prudential Financial is a service provider to the managed account platform and certain wrap-fee programs offered by Wachovia Securities.

Wachovia and Wells Fargo & Company (“Wells Fargo”) announced that they entered into an Agreement and Plan of Merger, pursuant to which Wachovia would be merged into Wells Fargo, which would succeed to Wachovia’s rights and obligations under the joint venture arrangements.  As reported by Wells Fargo, this merger was completed on December 31, 2008.

Compensation (commissions, overrides, and any expense reimbursement allowance) is paid to broker-dealers that are registered under the Exchange Act and/or entities that are exempt from such registration (“firms”) according to one or more schedules.  The individual representative will receive all or a portion of the compensation, depending on the practice of the firm.   Compensation is based on a premium value referred to as the Commissionable Target Premium.  The Commissionable Target Premium is an amount that is generally somewhat larger than the Lifetime Modal No-Lapse Premium.  See Available Types of Premium.  The Commissionable Target Premium will vary by issue age, sex, underwriting class and rating class of the insured, any extra risk charges, or additional riders selected by the Contract Owner.

Broker-dealers will receive compensation of up to 99% of premiums received in the first 12 months following the Contract Date on total premiums received since issue up to the Commissionable Target Premium, up to 10% of Commissionable Target Premium received in years two through four, and up to 8.5% of the Commissionable Target Premium received in years five through 10.  Moreover, broker-dealers will receive compensation of up to 4% on premiums received in year one, up to 3% on premiums received in years two through four, and up to 2.5% on premiums received in years five through 10 to the extent that premiums paid in any year exceed the Commissionable Target Premium.  Broker-dealers will also receive compensation in years two and beyond of up to 0.25% of the Contract Fund, net of Contract Debt.

If the Basic Insurance Amount is increased, broker-dealers will receive compensation of up to 99% on premiums received up to the Commissionable Target Premium for the increase received in the first 12 months following the effective date of the increase and up to 10% of premiums received in years two through four, and up to 8.5% on premiums received in years five through 10 up to the Commissionable Target Premium for the increase.  Moreover, broker-dealers will receive compensation of up to 4% on premiums received in year one, and up to 3% on premiums received in years two through four, and up to 2.5% on premiums received in years five through 10 following the effective date of the increase to the extent that premiums in any year exceed the Commissionable Target Premium.

Prusec registered representatives who sell the Contract are also our life insurance agents, and may be eligible for various cash bonuses and insurance benefits and non-cash compensation programs that we or our affiliates offer such as conferences, trips, prizes and awards, subject to applicable regulatory requirements.  In some circumstances and to the extent permitted by applicable regulatory requirements, we may also reimburse certain sales and marketing expenses.

In addition, in an effort to promote the sale of our variable products (which may include the placement of our Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s registered representatives), we or Prusec may enter into compensation arrangements with certain broker-dealer firms authorized by Prusec to sell the Contract, or branches of such firms, with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and/or administrative and/or other services they provide to us or our affiliates.  To the extent permitted by applicable rules, laws, and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation.  These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms.  You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

While compensation is generally taken into account as an expense in considering the charges applicable to a variable life insurance product, any such compensation will be paid by us, and will not result in any additional charge to you or to the Separate Account.  Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

LEGAL PROCEEDINGS

Pruco Life of New Jersey is subject to legal and regulatory actions in the ordinary course of its businesses, including class action lawsuits. Legal and regulatory actions may include proceedings relating to aspects of the businesses and operations that are specific to Pruco Life of New Jersey and that are typical of the businesses in which Pruco Life of New Jersey operates.  Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers.  Pruco Life of New Jersey may also be subject to litigation arising out of its general business activities, such as its investments and third party contracts.  In certain of these matters, plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

Pruco Life of New Jersey’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, the outcome cannot be predicted.   It is possible that results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period.  In light of the unpredictability of Pruco Life of New Jersey’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life of New Jersey’s financial position.  Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on Pruco Life of New Jersey’s financial position.

On April 17, 2009, AST Investment Services, Inc. ("ASISI") one of the Investment Managers of Advanced Series Trust, settled separate administrative proceedings brought by the SEC and the New York Attorney General's Office ("NYAG") regarding market timing activities of ASISI related to certain variable annuities and Advanced Series Trust.  The settlements relate to conduct that generally occurred between January 1998 and September 2003.  Prudential Financial, Inc. ("Prudential Financial") acquired ASISI, formerly named American Skandia Investment Services, Inc., from Skandia Insurance Company Ltd. (publ) in May 2003.  Subsequent to the acquisition, Prudential Financial implemented controls, procedures and measures designed to protect customers from the types of activities involved in these settlements.  Under the terms of the settlements, ASISI is paying a total of $34 million in disgorgement and an additional $34 million as a civil money penalty, and ASISI has undertaken that by the end of 2009 it will undergo a compliance review by an independent third party, who shall issue a report of its findings and recommendations to ASISI's Board of Directors, the Audit Committee of Advanced Series Trust and the Staff of the SEC.  Neither Pruco Life of New Jersey nor Prudential Investments LLC, the other Investment Manager of Advanced Series Trust, is involved in the settlements.

ADDITIONAL INFORMATION

Pruco Life of New Jersey has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus.  This prospectus does not include all the information set forth in the registration statement.  Certain portions have been omitted pursuant to the rules and regulations of the SEC.  The omitted information may, however, be obtained from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by telephoning (202) 551-8090 , upon payment of a prescribed fee.

To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household ("householding"), in lieu of sending a copy to each Contract Owner that resides in the household.  You should be aware that you can revoke or "opt out" of householding at any time by calling 1-877-778-5008.

You may contact us directly for further information.  Our address and telephone number are on the inside front cover of this prospectus.

DEFINITIONS OF SPECIAL TERMS
USED IN THIS PROSPECTUS

Attained Age - The insured's age on the Contract Date plus the number of years since then.  For any Coverage Segment effective after the Contract Date, the insured's Attained Age is the issue age of that segment plus the length of time since its effective date.

Basic Insurance Amount - The amount of life insurance as shown in the Contract, not including riders.

Cash Surrender Value - The amount payable to the Contract Owner upon surrender of the Contract.  It is equal to the Contract Fund minus any Contract Debt and minus any applicable surrender charge.  Also referred to in the Contract as “Net Cash Value.”

Contract - The variable universal life insurance Contract described in this prospectus.

Contract Anniversary - The same date as the Contract Date in each later year.

Contract Date -The date the Contract is effective, as specified in the Contract.

Contract Debt - The principal amount of all outstanding loans plus any interest accrued thereon.

Contract Fund - The total amount credited to a specific Contract.  On any date it is equal to the sum of the amounts in all the Variable Investment Options and the Fixed Rate Option, and the principal amount of any Contract Debt plus any interest earned thereon.

Contract Owner - You.  Unless a different owner is named in the application, the owner of the Contract is the insured.

Contract Year - A year that starts on the Contract Date or on a Contract Anniversary.  For any Coverage Segment representing an increase, “Contract Year” is a year that starts on the effective date of the increase (referred to as “Target year” in the Contract).

Coverage Segment - The Basic Insurance Amount at issue is the first Coverage Segment.  For each increase in Basic Insurance Amount, a new Coverage Segment is created for the amount of the increase.

Death Benefit - If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract Debt.

Fixed Rate Option - An investment option under which interest is accrued daily at a rate that we declare periodically, but not less than an effective annual rate of 3%.

Funds - Available Variable Investment Options under the Contract.  One or more of the available Variable Investment Options may be chosen as an underlying investment for the Contract.

Good Order - An instruction received at our Service Office utilizing such forms, signatures, and dating as we require, which is sufficiently clear and complete and for which we do not need to exercise any discretion to follow such instructions.

Monthly Date - The Contract Date and the same date in each subsequent month.

Portfolio - The terms “Fund”, “Portfolio”, and “Variable Investment Option” are largely used interchangeably.  Some of the Variable Investment Options use the term “Fund”, and others use the term “Portfolio” in their respective prospectuses.

Pruco Life Insurance Company of New Jersey - Pruco Life of New Jersey, us, we, our, Depositor .  The company offering the Contract.

Separate Account - Amounts under the Contract that are allocated to the Variable Investment Options held by us in a Separate Account called the Pruco Life of New Jersey Variable Appreciable Account (the "Account", the "Registrant ").  The Separate Account is set apart from all of the general assets of Pruco Life Insurance Company of New Jersey.

Valuation Period - The period of time from one determination of the value of the amount invested in a Variable Investment Option to the next. Such determinations are made when the net asset values of the Variable Investment Options are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).

Variable Investment Options - The Funds or Portfolios available under this Contract, whose shares are held in the Separate Account .

To Learn More About VUL ProtectorSM

To learn more about the VUL ProtectorSM variable universal life Contract, you can request a copy of the Statement of Additional Information (“SAI”), dated December 11, 2009 , or view it online at www.prudential.com.  See the Table of Contents of the SAI below.

TABLE OF CONTENTS OF THE
STATEMENT OF ADDITIONAL INFORMATION

                                                        Page
GENERAL INFORMATION AND HISTORY ...................................................................................................................................................................................................1
Description of Pruco Life Insurance Company of New Jersey ..............................................................................................................................................................1
Control of Pruco Life Insurance Company of New Jersey .....................................................................................................................................................................1
State Regulation ...1
Records ...1

EXPERTS ...6

The SAI is legally a part of this prospectus, both of which are filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, Registration No. 333- 158637.  The SAI contains additional information about the Pruco Life of New Jersey Variable Appreciable Account .  All of these filings can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  Information on the operation of the public reference room may be obtained by calling the Commission at (202) 551-8090 .  The SEC also maintains a Web site (http://www.sec.gov) that contains the VUL ProtectorSM SAI, material incorporated by reference, and other information about Pruco Life of New Jersey.  Copies of these materials can also be obtained, upon payment of duplicating fees, from the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You can call us at 1-800-944-8786 to ask us questions, request information about the Contract, and obtain copies of the Statement of Additional Information and personalized illustrations, without charge , or other documents.  You can also view the Statement of Additional Information located with the prospectus at www.prudential.com, or request a copy by writing to us at:

Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, New Jersey  07102-2992

Investment Company Act of 1940: Registration No. 811-3974

PART B:

INFORMATION REQUIRED IN THE STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

Pruco Life of New Jersey Variable Appreciable Account
Pruco Life Insurance Company of New Jersey

VUL ProtectorSM

VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

This Statement of Additional Information is not a prospectus.  Please review the VUL ProtectorSM prospectus (the “prospectus”), which contains information concerning the Contracts described above.  You may obtain a copy of the prospectus without charge by calling us at 1-800-944-8786.  You can also view the Statement of Additional Information located with the prospectus at www.prudential.com, or request a copy by writing to us.

The defined terms used in this Statement of Additional Information are as defined in the prospectus.

Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, New Jersey 07102

The Date of this Statement of Additional Information and of the related prospectus is December 11, 2009 .

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Description of Pruco Life Insurance Company of New Jersey

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", “us”, “we”, or “our”) is a stock life insurance company, organized on September 17, 1982 under the laws of the State of New Jersey.  It is licensed to sell life insurance and annuities only in the states of New Jersey and New York.  Pruco Life of New Jersey’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

Control of Pruco Life Insurance Company of New Jersey

Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a New Jersey stock life insurance company that has been doing business since October 13, 1875.  Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company for financial services businesses offering a wide range of insurance, investment management, and other financial products and services.  The principal Executive Office each of Prudential and Prudential Financial is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777.

As Pruco Life of New Jersey’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life of New Jersey and Prudential.  However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life of New Jersey may owe under the Contract.

State Regulation

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition.  It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions, a separate statement with respect to the operations of all of its variable Contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Records

We maintain all records and accounts relating to the Account at our principal Executive Office.  As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

Services and Third Party Administration Agreements

Pruco Life of New Jersey and Prudential have entered into a Service Agreement pursuant to which Prudential furnishes to Pruco Life of New Jersey various services, including preparation, maintenance, and filing of accounts, books, records, and other documents required under federal or state law, and various other accounting, administrative, and legal services, which are customarily performed by the officers and employees of Prudential.  Pruco Life of New Jersey reimburses Prudential for its costs in providing such services.  Under this Agreement, Pruco Life of New Jersey has reimbursed Prudential $126,301,199 in 2008, $184,749,631 in 2007, and $130,155,749.

Pruco Life of New Jersey and Prudential have entered into an agreement under which Prudential furnishes Pruco Life of New Jersey the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account, Prudential’s retained asset settlement option.  Pruco Life of New Jersey transfers to Prudential an amount equal to the amount of the death claim, and Prudential establishes a retained asset settlement option for the beneficiary within its General Account and makes all payments necessary to satisfy such obligations.  As soon as the Pruco Life of New Jersey death claim is processed, the beneficiaries are furnished with an information kit that describes the settlement option and a check book on which they may write checks.  Pruco Life of New Jersey pays no fees or other compensation to Prudential under this agreement.

1

Our individual life reinsurance treaties covering VUL ProtectorSM Contracts provide for the reinsurance of the mortality risk on a Yearly Renewable Term basis.  Reinsurance is on a first-dollar quota share basis, with Pruco Life of New Jersey retaining 10% of the face amount, up to a limit of $100,000 per Contract, and the remainder is reinsured by Prudential.  Prudential then reinsures some portion of this business with various reinsurers.

The Prudential Insurance Company of America (“Prudential”), Pruco Life Insurance Company (“Pruco Life”), a subsidiary of Prudential, and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”), a subsidiary of Pruco Life, jointly entered into an administrative agreement with First Tennessee Bank National Association (“First Express”), in which First Express provides remittance processing expertise and research and development capabilities providing Prudential, Pruco Life, and Pruco Life of New Jersey with the benefits of remittance processing, improved quality, increased productivity, decreased costs, and improved service levels.  Fees for such services vary monthly, depending on the number of remittances and processing methods used for varying types of remittance.  Under this Agreement, First Express received $3,014,514 in 2008, $3,144,953 in 2007, and $3,339,870 in 2006 from Prudential, Pruco Life, and Pruco Life of New Jersey for services rendered.  First Tennessee Bank National Association’s principal business address is 165 Madison Avenue, Memphis, Tennessee 38103.

INITIAL PREMIUM PROCESSING

In general, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of the Contract Date and the date we receive the premium.

Upon receipt of a request for life insurance from a prospective Contract Owner, Pruco Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable.  The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made.  A Contract cannot be issued, (i.e., physically issued through Pruco Life’s computerized issue system) until this underwriting procedure has been completed.

These processing procedures are designed to provide temporary life insurance coverage to every prospective Contract Owner who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement.  Since a Contract cannot be issued until after the underwriting process has been completed, we will provide temporary life insurance coverage through use of the Limited Insurance Agreement. This coverage is for the total Death Benefit applied for, up to the maximum described by the Limited Insurance Agreement.

The Contract Date is the date specified in the Contract.  This date is used to determine the insurance age of the proposed insured.  It represents the first day of the Contract Year and therefore determines the Contract Anniversary and Monthly Dates.  It also represents the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.

If the minimum initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application.  If a delay is encountered (e.g., if a request for further information is not met promptly), generally, the Contract Date will be 21 days prior to the date on which the Contract is physically issued.  If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the premium paid with the application is less than the minimum initial premium, the Contract Date will be determined as described above.  The balance of the minimum initial premium amount will be applied as of the later of the Contract Date and the date premiums were received.

If no premium is paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be the date the minimum initial premium is received from the Contract Owner and the Contract is delivered.

There is one principle variation from the foregoing procedure.  If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.   The Contract may not be backdated before the product introduction date.

2

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted immediately after the net premium has been applied to the Contract Fund.

ADDITIONAL INFORMATION ABOUT
OPERATION OF CONTRACTS

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females.  Thus, premiums and benefits differ under Contracts issued on males and females of the same age.  However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female.  In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

How a Type A (Fixed) Contract's Death Benefit Will Vary

There are two types of Death Benefit available under the Contract:  (1) Type A, a generally fixed Death Benefit; and (2) Type B, a variable Death Benefit.  The Type A (fixed) Death Benefit does not vary unless it must be increased to comply with the Internal Revenue Code's definition of life insurance, and the Type B (variable) Death Benefit varies with investment performance.

Under the Type A (fixed) Contract, the Death Benefit is generally equal to the Basic Insurance Amount, before the reduction of any Contract Debt.  If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where we will increase the Death Benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

Assuming no Contract Debt, the Death Benefit of a Type A (fixed) Contract will always be the greater of:

(1)	the Basic Insurance Amount; and

(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the Attained Age factor that applies.

A listing of Attained Age factors can be found on your Contract Data pages.  The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.  Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates at different ages how the Attained Age factor affects the Death Benefit for different Contract Fund amounts.  The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract Debt.

3

Type A (Fixed) Death Benefit

If		Then
The insured is age	and the Contract Fund is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$ 25,000 $ 75,000 $100,000	4.04 4.04 4.04	101,000 303,000 404,000	$250,000 $303,000* $404,000*
60 60 60	$ 75,000 $125,000 $150,000	2.11 2.11 2.11	158,250 263,750 316,500	$250,000 $263,750* $316,500*
80 80 80	$150,000 $200,000 $225,000	1.32 1.32 1.32	198,000 264,000 297,000	$250,000 $264,000* $297,000*
*  Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test.  These figures are based on the 2001
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the Death Benefit will be $316,500, even though the Basic Insurance Amount is $250,000.  In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $2.11.  We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund.

How a Type B (Variable) Contract's Death Benefit Will Vary

Under the Type B (variable) Contract, while the Contract is in-force, the Death Benefit will never be less than the Basic Insurance Amount, before the reduction of any Contract Debt, but will also vary immediately after it is issued, with the investment results of the selected Variable Investment Options.  The Death Benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

Assuming no Contract Debt, the Death Benefit of a Type B (variable) Contract will always be the greater of:

(1)	the Basic Insurance Amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the Attained Age factor that applies.

For purposes of computing the Death Benefit, if the Contract Fund is less than zero, we will consider it to be zero.  A listing of Attained Age factors can be found on your Contract Data pages.  The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.  Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various Attained Age factors and Contract Funds and the corresponding Death Benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract Debt.

4

Type B (Variable) Death Benefit

If		Then
The insured is age	and the Contract Fund is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$ 25,000 $ 75,000 $100,000	4.04 4.04 4.04	101,000 303,000 404,000	$275,000 $375,000 $404,000*
60 60 60	$ 75,000 $125,000 $150,000	2.11 2.11 2.11	158,250 263,750 316,500	$325,000 $375,000 $400,000
80 80 80	$150,000 $200,000 $225,000	1.32 1.32 1.32	198,000 264,000 297,000	$400,000 $450,000 $475,000
*  Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test.  These figures are based on the 2001
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the Death Benefit will be $404,000, even though the Basic Insurance Amount is $250,000.  In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $4.04.  We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund.

Reports to Contract Owners

Once each year, we will send you a statement that provides certain information pertinent to your Contract.  This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

UNDERWRITING PROCEDURES

When you express interest in obtaining insurance from us, you may apply for coverage in one of two ways, via a paper application or through our Worksheet process.  When using the paper application, a registered representative completes a full application and submits it to our underwriting unit to commence the underwriting process.  A registered representative may be an agent/broker who is a representative of Pruco Securities, LLC (“Prusec”), a broker dealer affiliate of Prudential, or in some cases, a broker dealer not directly affiliated with Prudential.

When using the Worksheet process, a registered representative typically collects enough applicant information to start the underwriting process.  The representative will submit the information to our New Business Department to begin processing, which includes scheduling a direct call to the applicant to obtain medical information, and to confirm other data.

Regardless of which of the two underwriting processes is followed, once we receive the necessary information, which may include doctors’ statements, medical examinations from physicians or paramedical vendors, test results, and other information, we will make a decision regarding our willingness to accept the risk, and the price at which we will accept the risk.  We will issue the Contract when the risk has been accepted and priced.

5

ADDITIONAL INFORMATION ABOUT CHARGES

Charges for Increases in Basic Insurance Amount

Each time you increase your Basic Insurance Amount, we will send you new Contract Data pages showing the amount and effective date of the change and the recomputed charges, values, and limitations.  No transaction charge is currently being made in connection with an increase in Basic Insurance Amount.  However, we reserve the right to make such a charge in an amount of up to $25.

ADDITIONAL INFORMATION ABOUT CONTRACTS IN DEFAULT

When your Contract is in default, no part of your Contract Fund is available to you.  Consequently, you are not able to take any loans, partial withdrawals or surrenders, or make any transfers among the investment options.  In addition, during any period in which your Contract is in default, you may not change the way in which subsequent premiums are allocated or increase the amount of your insurance by increasing the Basic Insurance Amount of the Contract.

DISTRIBUTION AND COMPENSATION

In an effort to promote the sale of our variable products (which may include the placement of our Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s registered representatives), we or Prusec may enter into compensation arrangements with certain broker-dealer firms authorized by Prusec to sell the Contract, or branches of such firms, with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to us or our affiliates.  To the extent permitted by applicable rules, laws, and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation.  These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms.  You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

Pruco Life of New Jersey makes these promotional payments directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives.  The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.

Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

EXPERTS

The financial statements of Pruco Life of New Jersey as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and the financial statements of Pruco Life of New Jersey Variable Appreciable Account as of December 31, 2008 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.  PricewaterhouseCoopers LLP's principal business address is 300 Madison Avenue, New York, New York 10017.

Actuarial matters included in this Statement of Additional Information have been examined by Nancy D. Davis, MAAA, FSA, Vice President and Actuary of Prudential.

6

PERFORMANCE DATA

Average Annual Total Return

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission (“SEC”).  Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time.  The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period.  This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made.  Premium taxes are not included in the term “charges” for purposes of this calculation.  Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of a specified period to the ending redeemable value at the end of the period according to the following formula:

P(1+T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method.  The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as “hypothetical performance data”).  Standard and non-standard average annual return calculations include the mortality and expense risk charge under the Contract, but do not reflect other life insurance Contract charges (sales, administration, and actual cost of insurance) nor any applicable surrender or lapse charges, which would significantly lower the returns.  Information stated for any given period does not indicate or represent future performance.

Money Market Subaccount Yield

The “total return” figures for the Money Market Subaccount are calculated using historical investment returns of the Money Market Portfolio of The Prudential Series Fund, Inc., as if VUL ProtectorSM had been investing in that subaccount during a specified period.  Fees associated with the Series Fund are reflected; however, all fees, expenses, and charges associated with VUL ProtectorSM are not reflected.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of a specified period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%.  The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield ([base period return + 1] 365/7)-1.

The yields on amounts held in the Money Market Subaccount will fluctuate on a daily basis.  Therefore, the stated yields for any given period are not an indication of future yields.

7

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the financial statements of Pruco Life of New Jersey, which should be considered only as bearing upon the ability of Pruco Life of New Jersey to meet its obligations under the Contracts.

8

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

	SUBACCOUNTS

	Prudential Money Market Portfolio	Prudential Diversified Bond Portfolio	Prudential Equity Portfolio	Prudential Flexible Managed Portfolio

ASSETS
Investment in the portfolios, at value	$237,470,406	$187,944,672	$110,437,589	$184,608,349

Net Assets	$237,470,406	$187,944,672	$110,437,589	$184,608,349

NET ASSETS, representing:
Accumulation units	$237,470,406	$187,944,672	$110,437,589	$184,608,349

	$237,470,406	$187,944,672	$110,437,589	$184,608,349

Units outstanding	171,822,846	113,905,135	21,331,811	37,732,823

Portfolio shares held	23,747,041	19,003,506	6,733,999	14,960,158
Portfolio net asset value per share	$10.00	$9.89	$16.40	$12.34
Investment in portfolio shares, at cost	$237,470,057	$202,213,293	$153,180,058	$237,786,780

STATEMENT OF OPERATIONS
For the period ended December 31, 2008

	SUBACCOUNTS

	Prudential Money Market Portfolio	Prudential Diversified Bond Portfolio	Prudential Equity Portfolio	Prudential Flexible Managed Portfolio

INVESTMENT INCOME
Dividend income	$5,822,319	$7,909,239	$2,195,881	$6,569,446

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	549,256	386,990	892,705	1,382,927
Reimbursement for excess expenses	(6,578)	(8,366)	0	(477,598)

NET EXPENSES	542,678	378,624	892,705	905,329

NET INVESTMENT INCOME (LOSS)	5,279,641	7,530,615	1,303,176	5,664,117

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gains distributions received	0	1,043,821	16,316,496	17,831,163
Realized gain (loss) on shares redeemed	0	(164,463)	271,729	(496,234)
Net change in unrealized gain (loss) on investments	0	(15,211,383)	(87,359,669)	(85,450,120)

NET GAIN (LOSS) ON INVESTMENTS	0	(14,332,025)	(70,771,444)	(68,115,191)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$5,279,641	$(6,801,410)	$(69,468,268)	$(62,451,074)

The accompanying notes are an integral part of these financial statements.

A1

SUBACCOUNTS (Continued)

Prudential Conservative Balanced Portfolio	Prudential High Yield Bond Portfolio	Prudential Stock Index Portfolio	Prudential Value Portfolio	Prudential Natural Resources Portfolio	Prudential Global Portfolio

$91,547,734	$402,679,120	$35,973,599	$11,448,505	$12,394,489	$8,089,928

$91,547,734	$402,679,120	$35,973,599	$11,448,505	$12,394,489	$8,089,928

$91,547,734	$402,679,120	$35,973,599	$11,448,505	$12,394,489	$8,089,928

$91,547,734	$402,679,120	$35,973,599	$11,448,505	$12,394,489	$8,089,928

22,423,456	241,399,954	29,167,860	2,509,751	1,228,831	5,944,437

7,214,163	111,545,463	1,580,562	1,054,190	522,974	618,969
$12.69	$3.61	$22.76	$10.86	$23.70	$13.07
$102,931,568	$567,124,275	$49,218,147	$21,725,515	$19,769,938	$12,090,690

SUBACCOUNTS (Continued)

Prudential Conservative Balanced Portfolio	Prudential High Yield Bond Portfolio	Prudential Stock Index Portfolio	Prudential Value Portfolio	Prudential Natural Resources Portfolio	Prudential Global Portfolio

$3,669,335	$42,787,333	$1,064,619	$312,602	$196,732	$206,264

673,385	1,994,671	192,427	101,291	150,204	61,498
(184,457)	0	0	0	0	0

488,928	1,994,671	192,427	101,291	150,204	61,498

3,180,407	40,792,662	872,192	211,311	46,528	144,766

0	0	0	3,582,601	3,312,274	696,283
118,324	(830,854)	56,142	(276,501)	(213,330)	(55,036)
(28,955,412)	(157,771,681)	(22,125,324)	(12,126,735)	(18,534,241)	(6,917,244)

(28,837,088)	(158,602,535)	(22,069,182)	(8,820,635)	(15,435,297)	(6,275,997)

$(25,656,681)	$(117,809,873)	$(21,196,990)	$(8,609,324)	$(15,388,769)	$(6,131,231)

The accompanying notes are an integral part of these financial statements.

A2

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

	SUBACCOUNTS

	Prudential Government Income Portfolio	Prudential Jennison Portfolio	Prudential Small Capitalization Stock Portfolio	T. Rowe Price International Stock Portfolio

ASSETS
Investment in the portfolios, at value	$3,385,241	$14,762,850	$7,033,387	$241,382

Net Assets	$3,385,241	$14,762,850	$7,033,387	$241,382

NET ASSETS, representing:
Accumulation units	$3,385,241	$14,762,850	$7,033,387	$241,382

	$3,385,241	$14,762,850	$7,033,387	$241,382

Units outstanding	1,016,650	11,181,004	2,629,926	386,308

Portfolio shares held	296,951	1,004,959	561,772	29,294
Portfolio net asset value per share	$11.40	$14.69	$12.52	$8.24
Investment in portfolio shares, at cost	$3,486,666	$22,213,329	$10,986,526	$418,476

STATEMENT OF OPERATIONS
For the period ended December 31, 2008

	SUBACCOUNTS

	Prudential Government Income Portfolio	Prudential Jennison Portfolio	Prudential Small Capitalization Stock Portfolio	T. Rowe Price International Stock Portfolio

INVESTMENT INCOME
Dividend income	$118,142	$101,294	$106,532	$7,701

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	17,604	101,085	55,688	2,648
Reimbursement for excess expenses	0	0	0	0

NET EXPENSES	17,604	101,085	55,688	2,648

NET INVESTMENT INCOME (LOSS)	100,538	209	50,844	5,053

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gains distributions received	0	0	1,422,037	14,872
Realized gain (loss) on shares redeemed	(25,054)	(183,179)	(210,695)	(1,608)
Net change in unrealized gain (loss) on investments	28,827	(8,618,403)	(4,595,854)	(222,825)

NET GAIN (LOSS) ON INVESTMENTS	3,773	(8,801,582)	(3,384,512)	(209,561)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$104,311	$(8,801,373)	$(3,333,668)	$(204,508)

The accompanying notes are an integral part of these financial statements.

A3

SUBACCOUNTS (Continued)

Janus Aspen Large Cap Growth Portfolio – Institutional Shares	MFS Growth Series – Initial Class	American Century VP Value Fund	Franklin Templeton Small-Mid Cap Growth Securities Fund	Prudential SP T. Rowe Price Large-Cap Growth Portfolio	Prudential SP Davis Value Portfolio

$211,859	$49,289	$179,649	$137,363	$0	$3,811,517

$211,859	$49,289	$179,649	$137,363	$0	$3,811,517

$211,859	$49,289	$179,649	$137,363	$0	$3,811,517

$211,859	$49,289	$179,649	$137,363	$0	$3,811,517

429,047	110,496	127,663	255,427	0	4,202,337

13,400	3,156	38,387	11,690	0	567,190
$15.81	$15.62	$4.68	$11.75	$0	$6.72
$301,000	$62,104	$277,827	$230,796	$0	$5,732,046

SUBACCOUNTS (Continued)

Janus Aspen Large Cap Growth Portfolio – Institutional Shares	MFS Growth Series – Initial Class	American Century VP Value Fund	Franklin Templeton Small-Mid Cap Growth Securities Fund	Prudential SP T. Rowe Price Large-Cap Growth Portfolio	Prudential SP Davis Value Portfolio

$2,126	$144	$4,671	$0	$0	$71,048

2,191	570	1,810	1,336	920	14,577
0	0	0	0	0	0

2,191	570	1,810	1,336	920	14,577

(65)	(426)	2,861	(1,336)	(920)	56,471

0	0	24,797	23,348	0	302,621
(498)	64	(1,172)	(1,395)	118,228	(17,407)
(137,858)	(28,242)	(91,819)	(120,133)	(159,847)	(2,709,895)

(138,356)	(28,178)	(68,194)	(98,180)	(41,619)	(2,424,681)

$(138,421)	$(28,604)	$(65,333)	$(99,516)	$(42,539)	$(2,368,210)

The accompanying notes are an integral part of these financial statements.

A4

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

	SUBACCOUNTS

	Prudential SP Small Cap Value Portfolio	Prudential SP Small-Cap Growth Portfolio	Prudential SP PIMCO Total Return Portfolio	Prudential SP PIMCO High Yield Portfolio

ASSETS
Investment in the portfolios, at value	$4,088,732	$0	$5,319,349	$1,240,161

Net Assets	$4,088,732	$0	$5,319,349	$1,240,161

NET ASSETS, representing:
Accumulation units	$4,088,732	$0	$5,319,349	$1,240,161

	$4,088,732	$0	$5,319,349	$1,240,161

Units outstanding	3,714,104	0	3,786,922	1,094,412

Portfolio shares held	537,991	0	480,954	185,099
Portfolio net asset value per share	$7.60	$0	$11.06	$6.70
Investment in portfolio shares, at cost	$6,553,441	$0	$5,454,334	$1,776,055

STATEMENT OF OPERATIONS

For the period ended December 31, 2008

	SUBACCOUNTS

	Prudential SP Small Cap Value Portfolio	Prudential SP Small-Cap Growth Portfolio	Prudential SP PIMCO Total Return Portfolio	Prudential SP PIMCO High Yield Portfolio

INVESTMENT INCOME
Dividend income	$53,247	$0	$264,329	$119,004

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	12,364	826	13,758	3,895
Reimbursement for excess expenses	0	0	0	0

NET EXPENSES	12,364	826	13,758	3,895

NET INVESTMENT INCOME (LOSS)	40,883	(826)	250,571	115,109

NET REALIZED AND UNREALIZED GAIN (LOSS)ON INVESTMENTS
Capital gains distributions received	509,653	0	0	1,541
Realized gain (loss) on shares redeemed	(102,957)	83,446	1,428	(32,984)
Net change in unrealized gain (loss) on investments	(2,151,399)	(122,329)	(279,325)	(487,240)

NET GAIN (LOSS) ON INVESTMENTS	(1,744,703)	(38,883)	(277,897)	(518,683)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(1,703,820)	$(39,709)	$(27,326)	$(403,574)

The accompanying notes are an integral part of these financial statements.

A5

SUBACCOUNTS (Continued)

Janus Aspen Large Cap Growth Portfolio – Service Shares	Prudential SP Large Cap Value Portfolio	Prudential SP AIM Core Equity Portfolio	Prudential SP Strategic Partners Focused Growth Portfolio	Prudential SP Mid Cap Growth Portfolio	SP Prudential U.S. Emerging Growth Portfolio

$580,368	$0	$0	$380,152	$2,153,363	$2,933,699

$580,368	$0	$0	$380,152	$2,153,363	$2,933,699

$580,368	$0	$0	$380,152	$2,153,363	$2,933,699

$580,368	$0	$0	$380,152	$2,153,363	$2,933,699

829,310	0	0	483,210	3,666,281	2,876,067

37,227	0	0	79,530	627,803	640,546
$15.59	$0	$0	$4.78	$3.43	$4.58
$752,757	$0	$0	$553,066	$3,864,355	$4,696,082

SUBACCOUNTS (Continued)

Janus Aspen Large Cap Growth Portfolio – Service Shares	Prudential SP Large Cap Value Portfolio	Prudential SP AIM Core Equity Portfolio	Prudential SP Strategic Partners Focused Growth Portfolio	Prudential SP Mid Cap Growth Portfolio	SP Prudential U.S. Emerging Growth Portfolio

$4,548	$0	$0	$0	$0	$11,266

1,882	1,674	468	1,100	6,808	9,595
0	0	0	0	0	0

1,882	1,674	468	1,100	6,808	9,595

2,666	(1,674)	(468)	(1,100)	(6,808)	1,671

0	0	0	33,707	649,216	629,133
23	13,481	73,915	(3,161)	(44,316)	(32,349)
(370,184)	(89,785)	(79,959)	(250,616)	(2,090,821)	(2,211,136)

(370,161)	(76,304)	(6,044)	(220,070)	(1,485,921)	(1,614,352)

$(367,495)	$(77,978)	$(6,512)	$(221,170)	$(1,492,729)	$(1,612,681)

The accompanying notes are an integral part of these financial statements.

A6

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

	SUBACCOUNTS

	Prudential SP Conservative Asset Allocation Portfolio	Prudential SP Balanced Asset Allocation Portfolio	Prudential SP Growth Asset Allocation Portfolio	Prudential SP Aggressive Growth Asset Allocation Portfolio

ASSETS
Investment in the portfolios, at value	$2,074,910	$6,871,335	$13,644,703	$4,123,397

Net Assets	$2,074,910	$6,871,335	$13,644,703	$4,123,397

NET ASSETS, representing:
Accumulation units	$2,074,910	$6,871,335	$13,644,703	$4,123,397

	$2,074,910	$6,871,335	$13,644,703	$4,123,397

Units outstanding	1,777,908	6,406,824	13,955,777	4,613,336

Portfolio shares held	233,398	878,687	2,067,379	740,287
Portfolio net asset value per share	$8.89	$7.82	$6.60	$5.57
Investment in portfolio shares, at cost	$2,529,434	$9,177,963	$20,190,489	$6,643,329

STATEMENT OF OPERATIONS

For the period ended December 31, 2008

	SUBACCOUNTS

	Prudential SP Conservative Asset Allocation Portfolio	Prudential SP Balanced Asset Allocation Portfolio	Prudential SP Growth Asset Allocation Portfolio	Prudential SP Aggressive Growth Asset Allocation Portfolio

INVESTMENT INCOME
Dividend income	$66,965	$190,684	$278,443	$55,957

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	6,880	19,832	34,282	11,683
Reimbursement for excess expenses	0	0	0	0

NET EXPENSES	6,880	19,832	34,282	11,683

NET INVESTMENT INCOME (LOSS)	60,085	170,852	244,161	44,274

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gains distributions received.	111,225	578,032	1,630,974	555,090
Realized gain (loss) on shares redeemed	(12,982)	(61,527)	(227,598)	(90,227)
Net change in unrealized gain (loss) on investments	(669,912)	(3,297,836)	(8,893,828)	(3,311,909)

NET GAIN (LOSS) ON INVESTMENTS	(571,669)	(2,781,331)	(7,490,452)	(2,847,046)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(511,584)	$(2,610,479)	$(7,246,291)	$(2,802,772)

The accompanying notes are an integral part of these financial statements.

A7

SUBACCOUNTS (Continued)

Prudential SP International Growth Portfolio	Prudential SP International Value Portfolio	Janus Aspen International Growth Portfolio – Service Shares	Goldman Sachs Structured Small Cap Equity Fund	AIM V.I. Technology Fund	M Financial Turner Core Growth Fund

$1,333,870	$1,917,154	$18,637	$20,654	$29,381	$76,335

$1,333,870	$1,917,154	$18,637	$20,654	$29,381	$76,335

$1,333,870	$1,917,154	$18,637	$20,654	$29,381	$76,335

$1,333,870	$1,917,154	$18,637	$20,654	$29,381	$76,335

1,420,338	1,896,755	3,962	21,664	158,954	8,590

386,629	387,304	715	2,959	3,506	7,870
$3.45	$4.95	$26.07	$6.98	$8.38	$9.70
$2,625,616	$3,565,715	$29,026	$38,340	$44,155	$130,755

SUBACCOUNTS (Continued)

Prudential SP International Growth Portfolio	Prudential SP International Value Portfolio	Janus Aspen International Growth Portfolio – Service Shares	Goldman Sachs Structured Small Cap Equity Fund	AIM V.I. Technology Fund	M Financial Turner Core Growth Fund

$30,737	$71,010	$85	$188	$0	$20

5,777	7,923	8	51	88	0
0	0	0	0	0	0

5,777	7,923	8	51	88	0

24,960	63,087	77	137	(88)	20

373,923	411,672	1,226	47	0	2,667
(59,546)	(91,271)	(995)	(326)	(306)	(1,996)
(1,569,977)	(1,827,182)	(10,389)	(10,038)	(24,237)	(64,082)

(1,255,600)	(1,506,781)	(10,158)	(10,317)	(24,543)	(63,411)

$(1,230,640)	$(1,443,694)	$(10,081)	$(10,180)	$(24,631)	$(63,391)

The accompanying notes are an integral part of these financial statements.

A8

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF NET ASSETS

December 31, 2008

	SUBACCOUNTS

	M Financial Brandes International Equity Fund	M Financial Business Opportunity Value Fund	AST Cohen & Steers Realty Portfolio	AST UBS Dynamic Alpha Portfolio

ASSETS
Investment in the portfolios, at value	$63,810	$13,498	$58,358	$31,962

Net Assets	$63,810	$13,498	$58,358	$31,962

NET ASSETS, representing:
Accumulation units	$63,810	$13,498	$58,358	$31,962

	$63,810	$13,498	$58,358	$31,962

Units outstanding	5,387	1,245	7,562	3,277

Portfolio shares held	6,759	1,755	15,480	2,943
Portfolio net asset value per share	$9.44	$7.69	$3.77	$10.86
Investment in portfolio shares, at cost	$112,412	$20,053	$111,197	$36,285

STATEMENT OF OPERATIONS

For the period ended December 31, 2008

	SUBACCOUNTS

	M Financial Brandes International Equity Fund	M Financial Business Opportunity Value Fund	AST Cohen & Steers Realty Portfolio	AST UBS Dynamic Alpha Portfolio

INVESTMENT INCOME
Dividend income	$3,009	$5	$2,492	$40

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	0	0	60	18
Reimbursement for excess expenses	0	0	0	0

NET EXPENSES	0	0	60	18

NET INVESTMENT INCOME (LOSS)	3,009	5	2,432	22

NET REALIZED AND UNREALIZED GAIN (LOSS)ON INVESTMENTS
Capital gains distributions received	6,908	365	28,473	553
Realized gain (loss) on shares redeemed	(2,344)	(1,748)	(31,694)	(553)
Net change in unrealized gain (loss) on investments	(43,763)	(5,728)	(29,858)	(4,424)

NET GAIN (LOSS) ON INVESTMENTS	(39,199)	(7,111)	(33,079)	(4,424)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(36,190)	$(7,106)	$(30,647)	$(4,402)

The accompanying notes are an integral part of these financial statements.

A9

SUBACCOUNTS (Continued)

AST DeAm Large-Cap Value Portfolio	AST Neuberger Berman Small- Cap Growth Portfolio	AST DeAm Small-Cap Value Portfolio	AST Federated Aggressive Growth Portfolio	AST Small-Cap Value Portfolio	AST Goldman Sachs Mid- Cap Growth Portfolio

$85,232	$13,204	$0	$23,065	$108,281	$73,745

$85,232	$13,204	$0	$23,065	$108,281	$73,745

$85,232	$13,204	$0	$23,065	$108,281	$73,745

$85,232	$13,204	$0	$23,065	$108,281	$73,745

10,329	1,677	0	2,981	12,842	9,297

12,836	2,143	0	4,368	12,489	25,517
$6.64	$6.16	$0	$5.28	$8.67	$2.89
$133,618	$17,976	$0	$36,675	$157,813	$112,309

SUBACCOUNTS (Continued)

AST DeAm Large-Cap Value Portfolio	AST Neuberger Berman Small- Cap Growth Portfolio	AST DeAm Small-Cap Value Portfolio	AST Federated Aggressive Growth Portfolio	AST Small-Cap Value Portfolio	AST Goldman Sachs Mid- Cap Growth Portfolio

$1,857	$0	$566	$0	$1,266	$0

81	27	13	20	115	70
0	0	0	0	0	0

81	27	13	20	115	70

1,776	(27)	553	(20)	1,151	(70)

11,733	0	0	3,927	12,168	12,852
(8,166)	(2,606)	(8,504)	(3,251)	(13,624)	(25,107)
(42,641)	(5,057)	6,290	(12,644)	(34,548)	(40,045)

(39,074)	(7,663)	(2,214)	(11,968)	(36,004)	(52,300)

$(37,298)	$(7,690)	$(1,661)	$(11,988)	$(34,853)	$(52,370)

The accompanying notes are an integral part of these financial statements.

A10

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF NET ASSETS

December 31, 2008

	SUBACCOUNTS

	AST Marsico Capital Growth Portfolio	AST MFS Growth Portfolio	AST Neuberger Berman Mid- Cap Growth Portfolio	AST PIMCO Limited Maturity Bond Portfolio

ASSETS
Investment in the portfolios, at value	$444,320	$21,401	$22,375	$44,562

Net Assets	$444,320	$21,401	$22,375	$44,562

NET ASSETS, representing:
Accumulation units	$444,320	$21,401	$22,375	$44,562

	$444,320	$21,401	$22,375	$44,562

Units outstanding	68,796	2,521	2,590	3,959

Portfolio shares held	35,124	3,111	1,749	4,107
Portfolio net asset value per share	$12.65	$6.88	$12.79	$10.85
Investment in portfolio shares, at cost	$727,371	$28,661	$34,415	$45,687

STATEMENT OF OPERATIONS

For the period ended December 31, 2008

	SUBACCOUNTS

	AST Marsico Capital Growth Portfolio	AST MFS Growth Portfolio	AST Neuberger Berman Mid- Cap Growth Portfolio	AST PIMCO Limited Maturity Bond Portfolio

INVESTMENT INCOME
Dividend income	$2,317	$56	$0	$2,025

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	883	22	39	37
Reimbursement for excess expenses	0	0	0	0

NET EXPENSES	883	22	39	37

NET INVESTMENT INCOME (LOSS)	1,434	34	(39)	1,988

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gains distributions received	24,508	0	0	0
Realized gain (loss) on shares redeemed	(10,423)	(734)	(500)	(52)
Net change in unrealized gain (loss) on investments	(286,870)	(8,863)	(19,775)	(1,633)

NET GAIN (LOSS) ON INVESTMENTS	(272,785)	(9,597)	(20,275)	(1,685)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(271,351)	$(9,563)	$(20,314)	$303

The accompanying notes are an integral part of these financial statements.

A11

SUBACCOUNTS (Continued)

AST T. Rowe Price Natural Resources Portfolio	AST MFS Global Equity Portfolio	AST JPMorgan International Equity Portfolio	AST T. Rowe Price Global Bond Portfolio	M Financial Frontier Capital Appreciation Fund	American Century VP Mid Cap Value Fund – Class 1 Shares

$227,318	$28,925	$112,209	$56,977	$5,579	$2,282

$227,318	$28,925	$112,209	$56,977	$5,579	$2,282

$227,318	$28,925	$112,209	$56,977	$5,579	$2,282

$227,318	$28,925	$112,209	$56,977	$5,579	$2,282

25,334	3,076	13,472	5,055	568	297

12,657	4,097	7,446	5,083	405	233
$17.96	$7.06	$15.07	$11.21	$13.78	$9.78
$394,754	$46,315	$164,315	$60,162	$9,238	$2,659

SUBACCOUNTS (Continued)

AST T. Rowe Price Natural Resources Portfolio	AST MFS Global Equity Portfolio	AST JPMorgan International Equity Portfolio	AST T. Rowe Price Global Bond Portfolio	M Financial Frontier Capital Appreciation Fund	American Century VP Mid Cap Value Fund – Class 1 Shares

$1,605	$357	$2,583	$2,521	$0	$0

275	30	110	57	0	1
0	0	0	0	0	0

275	30	110	57	0	1

1,330	327	2,473	2,464	0	(1)

24,802	6,923	0	1,554	185	0
(11,874)	(3,533)	(5,015)	(265)	(1,120)	(53)
(200,562)	(16,003)	(57,524)	(5,626)	(3,215)	(377)

(187,634)	(12,613)	(62,539)	(4,337)	(4,150)	(430)

$(186,304)	$(12,286)	$(60,066)	$(1,873)	$(4,150)	$(431)

The accompanying notes are an integral part of these financial statements.

A12

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF NET ASSETS

December 31, 2008

	SUBACCOUNTS

	AST Large-Cap Value Portfolio	AST Small- Cap Growth Portfolio	The Dreyfus Socially Responsible Growth Fund – Service Shares		Prudential Jennison 20/20 Focus Portfolio

ASSETS
Investment in the portfolios, at value	$1,512,073	$809,798	$8		$39,949

Net Assets	$1,512,073	$809,798	$8		$39,949

NET ASSETS, representing:
Accumulation units	$1,512,073	$809,798	$8		$39,949

	$1,512,073	$809,798	$8		$39,949

Units outstanding	245,292	118,843	1		6,512

Portfolio shares held	147,376	72,303	0	*	4,352
Portfolio net asset value per share	$10.26	$11.20	$19.71		$9.18
Investment in portfolio shares, at cost	$2,529,666	$1,166,253	$8		$46,686

STATEMENT OF OPERATIONS

For the period ended December 31, 2008

	SUBACCOUNTS

	AST Large-Cap Value Portfolio	AST Small- Cap Growth Portfolio	The Dreyfus Socially Responsible Growth Fund – Service Shares	Prudential Jennison 20/20 Focus Portfolio

INVESTMENT INCOME
Dividend income	$29,636	$0	$0	$0

EXPENSES

Charges to contract owners for assuming mortality risk and expense risk and for administration	2,732	1,598	0	10
Reimbursement for excess expenses	0	0	0	0

NET EXPENSES	2,732	1,598	0	10

NET INVESTMENT INCOME (LOSS)	26,904	(1,598)	0	(10)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gains distributions received	110,134	0	0	0
Realized gain (loss) on shares redeemed	(53,522)	(9,903)	(206)	(1,195)
Net change in unrealized gain (loss) on investments	(1,017,593)	(356,455)	0	(6,737)

NET GAIN (LOSS) ON INVESTMENTS	(960,981)	(366,358)	(206)	(7,932)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(934,077)	$(367,956)	$(206)	$(7,942)

* Represents less than one share.

The accompanying notes are an integral part of these financial statements.

A13

SUBACCOUNTS (Continued)

JPMorgan Insurance Trust Intrepid Mid Cap Portfolio – Class 1 Shares	MFS Utilities Series Initial Class	Neuberger Berman AMT Socially Responsive Portfolio	AST T. Rowe Price Large- Cap Growth Portfolio

$335	$12,507	$166	$764,395

$335	$12,507	$166	$764,395

$335	$12,507	$166	$764,395

$335	$12,507	$166	$764,395

52	1,956	26	121,701

34	687	18	109,669
$9.92	$18.21	$9.41	$6.97
$320	$15,983	$170	$1,203,964

SUBACCOUNTS (Continued)

JPMorgan Insurance Trust Intrepid Mid Cap Portfolio – Class 1 Shares	MFS Utilities Series Initial Class	Neuberger Berman AMT Socially Responsive Portfolio	AST T. Rowe Price Large- Cap Growth Portfolio

$0	$0	$0	$1,250

0	4	0	1,673
0	0	0	0

0	4	0	1,673

0	(4)	0	(423)

0	0	0	0
(6)	(402)	(147)	(13,154)
15	(3,476)	(4)	(439,569)

9	(3,878)	(151)	(452,723)

$9	$(3,882)	$(151)	$(453,146)

The accompanying notes are an integral part of these financial statements.

A14

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A15

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	Prudential Money Market Portfolio		Prudential Diversified Bond Portfolio

	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$5,279,641	$8,300,537	$7,530,615	$3,481,020
Capital gains distributions received	0	0	1,043,821	0
Realized gain (loss) on shares redeemed	0	(13)	(164,463)	(42,464)
Net change in unrealized gain (loss) on investments	0	13	(15,211,383)	1,116,651

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	5,279,641	8,300,537	(6,801,410)	4,555,207

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	34,256,111	121,238,207	86,891,307	2,177,260
Policy loans	(285,056)	(233,722)	(598,153)	(542,091)
Policy loan repayments and interest	227,005	118,558	516,960	654,761
Surrenders, withdrawals and death benefits	(1,737,326)	(616,858)	(1,241,161)	(5,278,809)
Net transfers between other subaccounts or fixed rate option	(320,949)	(62,876,008)	(76,374)	84,534,869
Withdrawal and other charges	(2,674,586)	(2,490,230)	(4,513,346)	(1,660,064)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	29,465,199	55,139,947	80,979,233	79,885,926

TOTAL INCREASE (DECREASE) IN NET ASSETS	34,744,840	63,440,484	74,177,823	84,441,133

NET ASSETS
Beginning of period	202,725,566	139,285,082	113,766,849	29,325,716

End of period	$237,470,406	$202,725,566	$187,944,672	$113,766,849

Beginning units	149,741,372	111,116,877	62,812,014	8,846,534

Units issued	30,634,895	111,725,564	54,681,119	56,359,318
Units redeemed	(8,553,421)	(73,101,069)	(3,587,998)	(2,393,838)

Ending units	171,822,846	149,741,372	113,905,135	62,812,014

The accompanying notes are an integral part of these financial statements.

A16

SUBACCOUNTS (Continued)

Prudential Equity Portfolio		Prudential Flexible Managed Portfolio		Prudential Conservative Balanced Portfolio

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$1,303,176	$880,000	$5,664,117	$4,973,024	$3,180,407	$2,987,305
16,316,496	123,475	17,831,163	9,687,402	0	0
271,729	1,843,534	(496,234)	1,773,940	118,324	760,477
(87,359,669)	12,139,242	(85,450,120)	(1,955,063)	(28,955,412)	2,765,454

(69,468,268)	14,986,251	(62,451,074)	14,479,303	(25,656,681)	6,513,236

9,830,596	6,948,018	15,588,461	10,702,975	8,256,224	5,485,252
(3,313,554)	(3,660,088)	(4,604,186)	(4,913,490)	(1,725,829)	(1,815,892)
3,738,473	3,261,685	5,157,966	4,660,093	2,207,375	1,862,549
(6,730,924)	(5,468,186)	(10,930,249)	(8,321,826)	(5,186,007)	(3,472,893)

(2,762,838)	(1,765,033)	(3,714,498)	(2,968,102)	(2,318,525)	(1,836,315)
(4,673,848)	(4,796,772)	(7,379,350)	(7,353,571)	(3,748,550)	(3,751,981)

(3,912,095)	(5,480,376)	(5,881,856)	(8,193,921)	(2,515,312)	(3,529,280)

(73,380,363)	9,505,875	(68,332,930)	6,285,382	(28,171,993)	2,983,956

183,817,952	174,312,077	252,941,279	246,655,897	119,719,727	116,735,771

$110,437,589	$183,817,952	$184,608,349	$252,941,279	$91,547,734	$119,719,727

21,367,751	21,523,763	38,685,391	39,879,389	22,966,429	23,625,438

2,621,273	2,124,346	3,083,732	2,466,145	1,872,049	1,474,158
(2,657,213)	(2,280,358)	(4,036,300)	(3,660,143)	(2,415,022)	(2,133,167)

21,331,811	21,367,751	37,732,823	38,685,391	22,423,456	22,966,429

The accompanying notes are an integral part of these financial statements.

A17

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	Prudential High Yield Bond Portfolio		Prudential Stock Index Portfolio

	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$40,792,662	$35,430,485	$872,192	$645,013
Capital gains distributions received	0	0	0	0
Realized gain (loss) on shares redeemed	(830,854)	210,874	56,142	5,479,500
Net change in unrealized gain (loss) on investments	(157,771,681)	(24,225,516)	(22,125,324)	(2,340,472)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(117,809,873)	11,415,843	(21,196,990)	3,784,041

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	773,986	644,235	4,233,272	3,873,837
Policy loans	(183,559)	(152,276)	(598,528)	(1,103,175)
Policy loan repayments and interest	243,883	137,383	588,317	1,424,766
Surrenders, withdrawals and death benefits	(2,430,867)	(241,462)	(2,658,708)	(14,304,949)
Net transfers between other subaccounts or fixed rate option	(164,422)	(772,304)	(150,523)	(8,483,222)
Withdrawal and other charges	(3,664,399)	(3,513,591)	(1,655,339)	(1,976,336)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	(5,425,378)	(3,898,015)	(241,509)	(20,569,079)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(123,235,251)	7,517,828	(21,438,499)	(16,785,038)

NET ASSETS
Beginning of period	525,914,371	518,396,543	57,412,098	74,197,136

End of period	$402,679,120	$525,914,371	$35,973,599	$57,412,098

Beginning units	244,578,066	246,404,788	28,496,349	36,649,102

Units issued	622,388	498,495	4,459,101	4,773,985
Units redeemed	(3,800,500)	(2,325,217)	(3,787,590)	(12,926,738)

Ending units	241,399,954	244,578,066	29,167,860	28,496,349

The accompanying notes are an integral part of these financial statements.

A18

SUBACCOUNTS (Continued)

Prudential Value Portfolio		Prudential Natural Resources Portfolio		Prudential Global Portfolio

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$211,311	$155,003	$46,528	$9,653	$144,766	$59,811
3,582,601	2,466,333	3,312,274	4,549,561	696,283	0
(276,501)	1,388,681	(213,330)	606,052	(55,036)	957,758
(12,126,735)	(3,385,623)	(18,534,241)	4,213,554	(6,917,244)	326,978

(8,609,324)	624,394	(15,388,769)	9,378,820	(6,131,231)	1,344,547

822,145	504,706	614,619	381,553	1,133,504	934,912
(258,980)	(409,502)	(471,471)	(509,057)	(205,174)	(247,021)
295,237	251,064	375,307	244,309	193,428	174,133
(670,561)	(456,984)	(950,345)	(394,720)	(590,865)	(369,253)

(621,945)	(5,016,358)	(569,105)	633,593	86,075	(4,253,850)
(393,426)	(416,154)	(415,209)	(354,916)	(475,883)	(509,860)

(827,530)	(5,543,228)	(1,416,204)	762	141,085	(4,270,939)

(9,436,854)	(4,918,834)	(16,804,973)	9,379,582	(5,990,146)	(2,926,392)

20,885,359	25,804,193	29,199,462	19,819,880	14,080,074	17,006,466

$11,448,505	$20,885,359	$12,394,489	$29,199,462	$8,089,928	$14,080,074

2,604,902	3,295,967	1,347,323	1,348,073	5,755,497	7,307,549

191,918	1,290,521	190,827	143,855	1,143,852	1,111,833
(287,069)	(1,981,586)	(309,319)	(144,605)	(954,912)	(2,663,885)

2,509,751	2,604,902	1,228,831	1,347,323	5,944,437	5,755,497

The accompanying notes are an integral part of these financial statements.

A19

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	Prudential Government Income Portfolio		Prudential Jennison Portfolio

	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$100,538	$109,352	$209	$(50,483)
Capital gains distributions received	0	0	0	0
Realized gain (loss) on shares redeemed	(25,054)	(18,688)	(183,179)	(16,542)
Net change in unrealized gain (loss) on investments	28,827	50,359	(8,618,403)	2,461,797

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	104,311	141,023	(8,801,373)	2,394,772

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	239,572	129,993	2,593,809	2,201,252
Policy loans	(117,355)	(42,898)	(487,361)	(517,036)
Policy loan repayments and interest	89,799	22,520	443,344	398,454
Surrenders, withdrawals and death benefits	(157,279)	(79,141)	(1,121,280)	(717,847)
Net transfers between other subaccounts or fixed rate option	458,935	(175,981)	(233,656)	(740,373)
Withdrawal and other charges	(91,603)	(83,121)	(984,665)	(1,064,440)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	422,069	(228,628)	210,191	(439,990)

TOTAL INCREASE (DECREASE) IN NET ASSETS	526,380	(87,605)	(8,591,182)	1,954,782

NET ASSETS
Beginning of period	2,858,861	2,946,466	23,354,032	21,399,250

End of period	$3,385,241	$2,858,861	$14,762,850	$23,354,032

Beginning units	890,170	963,899	10,785,071	10,697,649

Units issued	349,688	63,609	2,167,593	1,875,735
Units redeemed	(223,208)	(137,338)	(1,771,660)	(1,788,313)

Ending units	1,016,650	890,170	11,181,004	10,785,071

The accompanying notes are an integral part of these financial statements.

A20

SUBACCOUNTS (Continued)

Prudential Small Capitalization Stock Portfolio		T. Rowe Price International Stock Portfolio		Janus Aspen Large Cap Growth Portfolio – Institutional Shares

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$50,844	$(19,275)	$5,053	$2,788	$(65)	$(146)
1,422,037	790,002	14,872	46,811	0	0
(210,695)	1,026,814	(1,608)	12,575	(498)	1,022
(4,595,854)	(1,738,684)	(222,825)	(14,545)	(137,858)	38,210

(3,333,668)	58,857	(204,508)	47,629	(138,421)	39,086

438,428	319,418	31,228	29,499	27,545	21,392
(157,848)	(189,204)	0	0	0	0
262,987	232,633	0	0	0	0
(456,719)	(421,701)	0	0	0	0

(313,602)	(4,877,280)	0	80,551	0	2,249
(235,735)	(245,480)	(7,812)	(7,440)	(5,454)	(4,353)

(462,489)	(5,181,614)	23,416	102,610	22,091	19,288

(3,796,157)	(5,122,757)	(181,092)	150,239	(116,330)	58,374

10,829,544	15,952,301	422,474	272,235	328,189	269,815

$7,033,387	$10,829,544	$241,382	$422,474	$211,859	$328,189

2,777,319	4,045,060	342,697	245,131	397,986	374,074

303,120	248,806	51,782	173,501	39,350	32,033
(450,513)	(1,516,547)	(8,171)	(75,935)	(8,289)	(8,121)

2,629,926	2,777,319	386,308	342,697	429,047	397,986

The accompanying notes are an integral part of these financial statements.

A21

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	MFS Growth Series – Initial Class		American Century VP Value Fund

	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$(426)	$(510)	$2,861	$1,345
Capital gains distributions received	0	0	24,797	17,363
Realized gain (loss) on shares redeemed	64	628	(1,172)	286
Net change in unrealized gain (loss) on investments	(28,242)	10,161	(91,819)	(33,206)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(28,604)	10,279	(65,333)	(14,212)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	10,844	1,671	22,269	19,563
Policy loans	0	0	0	0
Policy loan repayments and interest	0	0	0	0
Surrenders, withdrawals and death benefits	0	0	0	0
Net transfers between other subaccounts or fixed rate option	2,903	5,004	8,928	4,272
Withdrawal and other charges	(481)	(322)	(3,302)	(2,827)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	13,266	6,353	27,895	21,008

TOTAL INCREASE (DECREASE) IN NET ASSETS	(15,338)	16,632	(37,438)	6,796

NET ASSETS
Beginning of period	64,627	47,995	217,087	210,291

End of period	$49,289	$64,627	$179,649	$217,087

Beginning units	89,870	80,147	111,947	101,946

Units issued	21,444	12,948	17,690	11,350
Units redeemed	(818)	(3,225)	(1,974)	(1,349)

Ending units	110,496	89,870	127,663	111,947

** Date subaccount became unavailable for investment.

The accompanying notes are an integral part of these financial statements.

A22

SUBACCOUNTS (Continued)

Franklin Templeton Small-Mid Cap Growth Securities Fund		Prudential SP T. Rowe Price Large-Cap Growth Portfolio		Prudential SP Davis Value Portfolio

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 05/01/2008**	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$(1,336)	$(1,405)	$(920)	$(82)	$56,471	$28,687
23,348	14,405	0	0	302,621	184,161
(1,395)	1,331	118,228	14,132	(17,407)	69,273
(120,133)	4,224	(159,847)	61,692	(2,709,895)	(79,941)

(99,516)	18,555	(42,539)	75,742	(2,368,210)	202,180

24,691	23,961	101,410	270,241	1,123,203	1,184,660
0	0	(3,498)	(27,526)	(91,688)	(84,349)
0	0	1,327	9,531	13,855	8,016
0	0	(10,291)	(22,971)	(109,340)	(147,303)

6,708	1,242	(1,142,285)	321	303,773	3,545
(7,183)	(6,599)	(37,871)	(116,805)	(409,025)	(475,531)

24,216	18,604	(1,091,208)	112,791	830,778	489,038

(75,300)	37,159	(1,133,747)	188,533	(1,537,432)	691,218

212,663	175,504	1,133,747	945,214	5,348,949	4,657,731

$137,363	$212,663	$0	$1,133,747	$3,811,517	$5,348,949

225,470	205,390	995,701	902,222	3,541,867	3,229,038

40,557	27,698	105,061	256,608	1,166,578	834,002
(10,600)	(7,618)	(1,100,762)	(163,129)	(506,108)	(521,173)

255,427	225,470	0	995,701	4,202,337	3,541,867

The accompanying notes are an integral part of these financial statements.

A23

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	Prudential SP Small Cap Value Portfolio		Prudential SP Small-Cap Growth Portfolio

	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 05/01/2008**	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$40,883	$29,220	$(826)	$(2,535)
Capital gains distributions received	509,653	333,854	0	40,109
Realized gain (loss) on shares redeemed	(102,957)	31,536	83,446	18,086
Net change in unrealized gain (loss) on investments	(2,151,399)	(623,140)	(122,329)	(2,651)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(1,703,820)	(228,530)	(39,709)	53,009

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	1,349,270	1,488,585	96,082	286,465
Policy loans	(114,661)	(125,161)	(8,986)	(10,516)
Policy loan repayments and interest	15,771	13,325	535	1,824
Surrenders, withdrawals and death benefits	(193,463)	(171,569)	(10,033)	(51,185)
Net transfers between other subaccounts or fixed rate option	31,704	(47,127)	(1,086,470)	60,384
Withdrawal and other charges	(528,425)	(622,118)	(35,316)	(117,027)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	560,196	535,935	(1,044,188)	169,945

TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,143,624)	307,405	(1,083,897)	222,954

NET ASSETS
Beginning of period	5,232,356	4,924,951	1,083,897	860,943

End of period	$4,088,732	$5,232,356	$0	$1,083,897

Beginning units	3,283,909	2,961,850	1,015,431	858,803

Units issued	1,178,184	933,282	125,796	339,686
Units redeemed	(747,989)	(611,223)	(1,141,227)	(183,058)

Ending units	3,714,104	3,283,909	0	1,015,431

** Date subaccount became unavailable for investment.

The accompanying notes are an integral part of these financial statements.

A24

SUBACCOUNTS (Continued)

Prudential SP PIMCO Total Return Portfolio		Prudential SP PIMCO High Yield Portfolio		Janus Aspen Large Cap Growth Portfolio – Service Shares

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$250,571	$179,665	$115,109	$85,138	$2,666	$2,626
0	0	1,541	19,662	0	0
1,428	(3,485)	(32,984)	801	23	19,339
(279,325)	213,672	(487,240)	(62,874)	(370,184)	78,397

(27,326)	389,852	(403,574)	42,727	(367,495)	100,362

1,279,949	1,230,684	417,042	389,887	180,014	186,640
(94,771)	(69,211)	(38,705)	(28,901)	(21,186)	(24,828)
10,615	11,708	5,536	10,928	3,087	2,189
(173,721)	(276,328)	(69,259)	(95,328)	(26,514)	(51,891)

42,602	126,096	197,429	(28,009)	29,608	24,342
(555,258)	(542,460)	(186,736)	(178,683)	(56,195)	(72,145)

509,416	480,489	325,307	69,894	108,814	64,307

482,090	870,341	(78,267)	112,621	(258,681)	164,669

4,837,259	3,966,918	1,318,428	1,205,807	839,049	674,380

$5,319,349	$4,837,259	$1,240,161	$1,318,428	$580,368	$839,049

3,416,542	3,051,294	864,201	811,329	719,164	661,962

1,119,183	1,197,107	512,644	300,063	232,429	197,494
(748,803)	(831,859)	(282,433)	(247,191)	(122,283)	(140,292)

3,786,922	3,416,542	1,094,412	864,201	829,310	719,164

The accompanying notes are an integral part of these financial statements.

A25

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	Prudential SP Large Cap Value Portfolio		Prudential SP AIM Core Equity Portfolio

	01/01/2008 to 05/01/2008**	01/01/2007 to 12/31/2007	01/01/2008 to 05/01/2008**	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$(1,674)	$35,638	$(468)	$4,957
Capital gains distributions received	0	156,334	0	5,527
Realized gain (loss) on shares redeemed	13,481	48,625	73,915	9,805
Net change in unrealized gain (loss) on investments	(89,785)	(316,958)	(79,959)	15,288

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(77,978)	(76,361)	(6,512)	35,577

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	228,552	699,936	55,332	152,346
Policy loans	(14,219)	(57,563)	(4,093)	(14,165)
Policy loan repayments and interest	1,512	9,429	227	2,010
Surrenders, withdrawals and death benefits	(29,200)	(111,108)	(17,759)	(22,898)
Net transfers between other subaccounts or fixed rate option	(2,373,765)	91,763	(575,203)	17,999
Withdrawal and other charges	(95,479)	(307,530)	(20,640)	(62,623)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	(2,282,599)	324,927	(562,136)	72,669

TOTAL INCREASE (DECREASE) IN NET ASSETS	(2,360,577)	248,566	(568,648)	108,246

NET ASSETS
Beginning of period	(2,360,577)	2,112,011	568,648	460,402

End of period	$0	$2,360,577	$0	$568,648

Beginning units	1,636,780	1,420,586	418,785	364,859

Units issued	176,481	568,656	57,506	134,236
Units redeemed	(1,813,261)	(352,462)	(476,291)	(80,310)

Ending units	0	1,636,780	0	418,785

** Date subaccount became unavailable for investment.

The accompanying notes are an integral part of these financial statements.

A26

SUBACCOUNTS (Continued)

Prudential SP Strategic Partners Focused Growth Portfolio		Prudential SP Mid Cap Growth Portfolio		SP Prudential U.S. Emerging Growth Portfolio

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$(1,100)	$(1,176)	$(6,808)	$19	$1,671	$3,139
33,707	18,660	649,216	256,095	629,133	386,360
(3,161)	5,837	(44,316)	67,089	(32,349)	109,330
(250,616)	37,888	(2,090,821)	83,797	(2,211,136)	52,598

(221,170)	61,209	(1,492,729)	407,000	(1,612,681)	551,427

119,717	133,130	793,789	891,265	842,909	932,023
(9,777)	(9,101)	(71,980)	(79,442)	(65,517)	(88,758)
1,273	1,015	12,273	6,730	8,862	8,563
(5,798)	(8,245)	(100,460)	(81,625)	(86,334)	(109,904)

53,673	(79,625)	121,388	(162,507)	143,955	(82,743)
(49,517)	(56,153)	(307,248)	(346,667)	(366,508)	(392,538)

109,571	(18,979)	447,762	227,754	477,367	266,643

(111,599)	42,230	(1,044,967)	634,754	(1,135,314)	818,070

491,751	449,521	3,198,330	2,563,576	4,069,013	3,250,943

$380,152	$491,751	$2,153,363	$3,198,330	$2,933,699	$4,069,013

385,210	409,597	3,134,806	2,961,627	2,541,305	2,382,331

160,516	113,559	1,107,383	922,469	816,761	815,871
(62,516)	(137,946)	(575,908)	(749,290)	(481,999)	(656,897)

483,210	385,210	3,666,281	3,134,806	2,876,067	2,541,305

The accompanying notes are an integral part of these financial statements.

A27

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	Prudential SP Conservative Asset Allocation Portfolio		Prudential SP Balanced Asset Allocation Portfolio

	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$60,085	$62,210	$170,852	$167,944
Capital gains distributions received	111,225	49,697	578,032	235,427
Realized gain (loss) on shares redeemed	(12,982)	21,906	(61,527)	113,606
Net change in unrealized gain (loss) on investments	(669,912)	47,402	(3,297,836)	148,515

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(511,584)	181,215	(2,610,479)	665,492

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	576,827	585,245	2,727,849	2,721,370
Policy loans	(56,947)	(47,633)	(202,954)	(169,487)
Policy loan repayments and interest	5,294	5,799	21,942	8,965
Surrenders, withdrawals and death benefits	(121,708)	(38,332)	(370,417)	(240,849)
Net transfers between other subaccounts or fixed rate option	125,039	(20,351)	(67,390)	250,808
Withdrawal and other charges	(255,181)	(271,048)	(1,272,271)	(1,344,864)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	273,324	213,680	836,759	1,225,943

TOTAL INCREASE (DECREASE) IN NET ASSETS	(238,260)	394,895	(1,773,720)	1,891,435

NET ASSETS
Beginning of period	2,313,170	1,918,275	8,645,055	6,753,620

End of period	$2,074,910	$2,313,170	$6,871,335	$8,645,055

Beginning units	1,575,776	1,422,699	5,738,149	4,880,632

Units issued	564,431	415,906	2,315,002	2,090,972
Units redeemed	(362,299)	(262,829)	(1,646,327)	(1,233,455)

Ending units	1,777,908	1,575,776	6,406,824	5,738,149

The accompanying notes are an integral part of these financial statements.

A28

SUBACCOUNTS (Continued)

Prudential SP Growth Asset Allocation Portfolio		Prudential SP Aggressive Growth Asset Allocation Portfolio		Prudential SP International Growth Portfolio

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$244,161	$232,496	$44,274	$44,383	$24,960	$7,611
1,630,974	633,285	555,090	272,436	373,923	268,101
(227,598)	315,623	(90,227)	132,516	(59,546)	71,689
(8,893,828)	179,678	(3,311,909)	331	(1,569,977)	(45,239)

(7,246,291)	1,361,082	(2,802,772)	449,666	(1,230,640)	302,162

6,207,776	6,124,089	2,087,471	2,158,125	514,066	433,188
(324,697)	(205,815)	(78,396)	(194,245)	(41,966)	(37,196)
19,213	35,051	14,342	6,517	5,385	3,562
(692,065)	(953,159)	(135,138)	(261,275)	(53,342)	(34,008)

163,527	496,123	(136,929)	309,184	298,795	107,791
(2,809,106)	(2,788,205)	(989,581)	(960,490)	(206,491)	(202,362)

2,564,648	2,708,084	761,769	1,057,816	516,447	270,975

(4,681,643)	4,069,166	(2,041,003)	1,507,482	(714,193)	573,137

18,326,346	14,257,180	6,164,400	4,656,918	2,048,063	1,474,926

$13,644,703	$18,326,346	$4,123,397	$6,164,400	$1,333,870	$2,048,063

11,908,002	10,114,202	3,990,729	3,299,122	1,080,379	934,164

5,286,700	4,577,801	1,782,817	1,650,507	659,454	430,420
(3,238,925)	(2,784,001)	(1,160,210)	(958,900)	(319,495)	(284,205)

13,955,777	11,908,002	4,613,336	3,990,729	1,420,338	1,080,379

The accompanying notes are an integral part of these financial statements.

A29

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	Prudential SP International Value Portfolio		Janus Aspen International Growth Portfolio – Service Shares	Goldman Sachs Structured Small Cap Equity Fund

	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$63,087	$51,406	$77	$137	$59
Capital gains distributions received	411,672	545,854	1,226	47	2,999
Realized gain (loss) on shares redeemed	(91,271)	139,178	(995)	(326)	(19)
Net change in unrealized gain (loss) on investments	(1,827,182)	(338,653)	(10,389)	(10,038)	(8,117)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(1,443,694)	397,785	(10,081)	(10,180)	(5,078)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	626,826	587,252	11,590	4,324	4,125
Policy loans	(48,565)	(51,200)	0	0	0
Policy loan repayments and interest	4,920	4,745	0	0	0
Surrenders, withdrawals and death benefits	(74,973)	(225,260)	0	0	0
Net transfers between other subaccounts or fixed rate option	168,527	477,033	19,952	0	0
Withdrawal and other charges	(251,380)	(256,697)	(2,824)	(680)	(574)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	425,355	535,873	28,718	3,644	3,551

TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,018,339)	933,658	18,637	(6,536)	(1,527)

NET ASSETS
Beginning of period	2,935,493	2,001,835	0	27,190	28,717

End of period	$1,917,154	$2,935,493	$18,637	$20,654	$27,190

Beginning units	1,633,430	1,318,199	0	18,777	16,529

Units issued	755,370	810,836	4,508	3,433	2,594
Units redeemed	(492,045)	(495,605)	(546)	(546)	(346)

Ending units	1,896,755	1,633,430	3,962	21,664	18,777

The accompanying notes are an integral part of these financial statements.

A30

SUBACCOUNTS (Continued)

AIM V.I. Technology Fund		M Financial Turner Core Growth Fund		M Financial Brandes International Equity Fund

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$(88)	$(116)	$20	$372	$3,009	$1,493
0	0	2,667	7,138	6,908	9,549
(306)	449	(1,996)	551	(2,344)	594
(24,237)	3,784	(64,082)	8,303	(43,763)	(7,772)

(24,631)	4,117	(63,391)	16,364	(36,190)	3,864

0	0	46,138	37,527	38,862	27,281
0	0	0	0	0	0
0	0	0	0	0	0
(1)	0	0	0	0	(1,273)

0	0	3,884	11,194	1,554	11,803
(3,004)	(2,934)	(15,865)	(12,094)	(14,027)	(9,326)

(3,005)	(2,934)	34,157	36,627	26,389	28,485

(27,636)	1,183	(29,234)	52,991	(9,801)	32,349

57,017	55,834	105,569	52,578	73,611	41,262

$29,381	$57,017	$76,335	$105,569	$63,810	$73,611

170,843	179,785	6,062	3,696	3,738	2,263

0	0	3,738	3,132	2,534	2,016
(11,889)	(8,942)	(1,210)	(766)	(885)	(541)

158,954	170,843	8,590	6,062	5,387	3,738

The accompanying notes are an integral part of these financial statements.

A31

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	M Financial Business Opportunity Value Fund		AST Cohen & Steers Realty Portfolio

	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$5	$93	$2,432	$2,481
Capital gains distributions received	365	984	28,473	12,218
Realized gain (loss) on shares redeemed	(1,748)	127	(31,694)	(861)
Net change in unrealized gain (loss) on investments	(5,728)	(970)	(29,858)	(25,887)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(7,106)	234	(30,647)	(12,049)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	12,059	0	55,540	45,285
Policy loans	0	0	(7,152)	(197)
Policy loan repayments and interest	0	0	215	1
Surrenders, withdrawals and death benefits	0	0	(5,515)	(4)
Net transfers between other subaccounts or fixed rate option	3,884	14,125	21,168	5,996
Withdrawal and other charges	(9,717)	(4,234)	(28,173)	(19,562)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	6,226	9,891	36,083	31,519

TOTAL INCREASE (DECREASE) IN NET ASSETS	(880)	10,125	5,436	19,470

NET ASSETS
Beginning of period	14,378	4,253	52,922	33,452

End of period	$13,498	$14,378	$58,358	$52,922

Beginning units	869	271	4,450	2,250

Units issued	1,060	850	9,358	4,167
Units redeemed	(684)	(252)	(6,246)	(1,967)

Ending units	1,245	869	7,562	4,450

The accompanying notes are an integral part of these financial statements.

A32

SUBACCOUNTS (Continued)

AST UBS Dynamic Alpha Portfolio		AST DeAm Large-Cap Value Portfolio		AST Neuberger Berman Small-Cap Growth Portfolio

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$22	$64	$1,776	$768	$(27)	$(2)
553	0	11,733	5,204	0	0
(553)	207	(8,166)	800	(2,606)	100
(4,424)	(247)	(42,641)	(7,435)	(5,057)	262

(4,402)	24	(37,298)	(663)	(7,690)	360

16,259	5,847	95,308	76,935	17,291	3,141
0	0	(11)	(976)	0	0
0	0	32	3	0	0
0	(438)	(4,235)	(213)	(1)	0

22,476	2,680	9,348	9,297	11,595	1,076
(11,531)	(4,443)	(49,817)	(39,284)	(11,389)	(2,292)

27,204	3,646	50,625	45,762	17,496	1,925

22,802	3,670	13,327	45,099	9,806	2,285

9,160	5,490	71,905	26,806	3,398	1,113

$31,962	$9,160	$85,232	$71,905	$13,204	$3,398

773	472	5,458	2,057	248	96

3,709	708	10,209	6,879	7,432	333
(1,205)	(407)	(5,338)	(3,478)	(6,003)	(181)

3,277	773	10,329	5,458	1,677	248

The accompanying notes are an integral part of these financial statements.

A33

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	AST DeAm Small-Cap Value Portfolio		AST Federated Aggressive Growth Portfolio

	01/01/2008 to 07/18/2008**	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$553	$193	$(20)	$(9)
Capital gains distributions received	0	3,272	3,927	1,516
Realized gain (loss) on shares redeemed	(8,504)	(124)	(3,251)	280
Net change in unrealized gain (loss) on investments	6,290	(6,975)	(12,644)	(1,140)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(1,661)	(3,634)	(11,988)	647

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	15,067	24,149	31,225	16,141
Policy loans	(7)	(580)	(1,717)	(320)
Policy loan repayments and interest	18	2	10	1
Surrenders, withdrawals and death benefits	(131)	(980)	(1,371)	(284)
Net transfers between other subaccounts or fixed rate option	(25,329)	2,815	3,136	4,576
Withdrawal and other charges	(8,355)	(14,103)	(13,197)	(7,702)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	(18,737)	11,303	18,086	12,412

TOTAL INCREASE (DECREASE) IN NET ASSETS	(20,398)	7,669	6,098	13,059

NET ASSETS
Beginning of period	20,398	12,729	16,967	3,908

End of period	$0	$20,398	$23,065	$16,967

Beginning units	1,991	1,021	1,225	313

Units issued	1,598	2,457	3,304	1,656
Units redeemed	(3,589)	(1,487)	(1,548)	(744)

Ending units	0	1,991	2,981	1,225

** Date subaccount became unavailable for investment.

The accompanying notes are an integral part of these financial statements.

A34

SUBACCOUNTS (Continued)

AST Small-Cap Value Portfolio		AST Goldman Sachs Mid-Cap Growth Portfolio		AST Marsico Capital Growth Portfolio

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$1,151	$852	$(70)	$(15)	$1,434	$66
12,168	10,276	12,852	0	24,508	0
(13,624)	760	(25,107)	532	(10,423)	627
(34,548)	(18,326)	(40,045)	1,330	(286,870)	3,046

(34,853)	(6,438)	(52,370)	1,847	(271,351)	3,739

109,361	86,145	44,828	22,040	169,537	35,407
(8,262)	(288)	0	0	(15,308)	0
173	1	0	1	723	1
(5,553)	(1,598)	(293)	(5)	(14,040)	0

17,457	7,212	84,534	10,151	592,314	24,370
(61,011)	(44,037)	(29,430)	(11,444)	(77,260)	(17,655)

52,165	47,435	99,639	20,743	655,966	42,123

17,312	40,997	47,269	22,590	384,615	45,862

90,969	49,972	26,476	3,886	59,705	13,843

$108,281	$90,969	$73,745	$26,476	$444,320	$59,705

7,575	3,924	1,974	345	4,518	1,203

18,198	7,422	14,690	2,876	76,583	4,785
(12,931)	(3,771)	(7,367)	(1,247)	(12,305)	(1,470)

12,842	7,575	9,297	1,974	68,796	4,518

The accompanying notes are an integral part of these financial statements.

A35

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	AST MFS Growth Portfolio		AST Neuberger Berman Mid-Cap Growth Portfolio

	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$34	$(8)	$(39)	$(49)
Capital gains distributions received	0	0	0	0
Realized gain (loss) on shares redeemed	(734)	496	(500)	2,439
Net change in unrealized gain (loss) on investments	(8,863)	1,279	(19,775)	5,915

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(9,563)	1,767	(20,314)	8,305

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	22,706	15,350	0	38,546
Policy loans	(13)	(1,182)	(6)	(768)
Policy loan repayments and interest	34	3	0	0
Surrenders, withdrawals and death benefits	(2,779)	(523)	(2,077)	(3)
Net transfers between other subaccounts or fixed rate option	8,387	2,350	(4,766)	10,532
Withdrawal and other charges	(14,287)	(9,222)	(11,821)	(23,628)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	14,048	6,776	(18,670)	24,679

TOTAL INCREASE (DECREASE) IN NET ASSETS	4,485	8,543	(38,984)	32,984

NET ASSETS
Beginning of period	16,916	8,373	61,359	28,375

End of period	$21,401	$16,916	$22,375	$61,359

Beginning units	1,268	722	4,032	2,276

Units issued	2,966	1,434	0	4,087
Units redeemed	(1,713)	(888)	(1,442)	(2,331)

Ending units	2,521	1,268	2,590	4,032

The accompanying notes are an integral part of these financial statements.

A36

SUBACCOUNTS (Continued)

AST PIMCO Limited Maturity Bond Portfolio		AST T. Rowe Price Natural Resources Portfolio		AST MFS Global Equity Portfolio

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

$1,988	$1,499	$1,330	$1,006	$327	$611
0	0	24,802	12,319	6,923	3,208
(52)	62	(11,874)	4,324	(3,533)	693
(1,633)	341	(200,562)	31,153	(16,003)	(2,544)

303	1,902	(186,304)	48,802	(12,286)	1,968

15,992	10,540	261,349	140,314	26,746	23,035
0	0	(7,000)	(4,032)	(386)	(821)
0	0	311	1	30	2
(3,680)	0	(14,016)	(4,122)	(2,182)	(1)

9,605	427	74,012	56,944	2,622	1,240
(9,628)	(4,183)	(143,937)	(73,024)	(14,923)	(12,159)

12,289	6,784	170,719	116,081	11,907	11,296

12,592	8,686	(15,585)	164,883	(379)	13,264

31,970	23,284	242,903	78,020	29,304	16,040

$44,562	$31,970	$227,318	$242,903	$28,925	$29,304

2,869	2,229	13,526	6,098	2,055	1,229

2,316	1,035	24,507	12,970	2,495	1,893
(1,226)	(395)	(12,699)	(5,542)	(1,474)	(1,067)

3,959	2,869	25,334	13,526	3,076	2,055

The accompanying notes are an integral part of these financial statements.

A37

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	AST JPMorgan International Equity Portfolio		AST T. Rowe Price Global Bond Portfolio

	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

OPERATIONS
Net investment income (loss)	$2,473	$1,425	$2,464	$1,258
Capital gains distributions received	0	0	1,554	0
Realized gain (loss) on shares redeemed	(5,015)	2,152	(265)	1,440
Net change in unrealized gain (loss) on investments	(57,524)	2,065	(5,626)	1,478

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(60,066)	5,642	(1,873)	4,176

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	129,651	98,290	45,610	45,152
Policy loans	(907)	(813)	(1,816)	0
Policy loan repayments and interest	65	2	0	0
Surrenders, withdrawals and death benefits	(8,548)	(3,696)	(4,471)	(3,140)
Net transfers between other subaccounts or fixed rate option	17,275	11,230	3,617	8,548
Withdrawal and other charges	(69,528)	(52,906)	(36,143)	(31,681)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	68,008	52,107	6,797	18,879

TOTAL INCREASE (DECREASE) IN NET ASSETS	7,942	57,749	4,924	23,055

NET ASSETS
Beginning of period	104,267	46,518	52,053	28,998

End of period	$112,209	$104,267	$56,977	$52,053

Beginning units	7,331	3,576	4,501	2,747

Units issued	13,367	8,052	4,569	5,497
Units redeemed	(7,226)	(4,297)	(4,015)	(3,743)

Ending units	13,472	7,331	5,055	4,501

* Date subaccount became available for investment.

The accompanying notes are an integral part of these financial statements.

A38

SUBACCOUNTS (Continued)

M Financial Frontier Capital Appreciation Fund		American Century VP Mid Cap Value Fund – Class 1 Shares	AST Large-Cap Value Portfolio	AST Small-Cap Growth Portfolio	The Dreyfus Socially Responsible Growth Fund – Service Shares

01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007	05/01/2008* to 12/31/2008	05/01/2008* to 12/31/2008	05/01/2008* to 12/31/2008	05/01/2008* to 12/31/2008

$0	$0	$(1)	$26,904	$(1,598)	$0
185	518	0	110,134	0	0
(1,120)	44	(53)	(53,522)	(9,903)	(206)
(3,215)	(444)	(377)	(1,017,593)	(356,455)	0

(4,150)	118	(431)	(934,077)	(367,956)	(206)

8,614	0	761	399,428	186,194	17
0	0	0	(35,536)	(13,823)	0
0	0	0	3,233	4,156	0
0	0	0	(49,123)	(15,899)	0

0	7,325	2,430	2,282,872	1,083,300	231
(4,994)	(1,334)	(478)	(154,724)	(66,174)	(34)

3,620	5,991	2,713	2,446,150	1,177,754	214

(530)	6,109	2,282	1,512,073	809,798	8

6,109	0	0	0	0	0

$5,579	$6,109	$2,282	$1,512,073	$809,798	$8

361	0	0	0	0	0

558	438	358	286,296	131,933	416
(351)	(77)	(61)	(41,004)	(13,090)	(415)

568	361	297	245,292	118,843	1

The accompanying notes are an integral part of these financial statements.

A39

FINANCIAL STATEMENTS OF

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2008 and 2007

	SUBACCOUNTS

	Prudential Jennison 20/20 Focus Portfolio	JPMorgan Insurance Trust Intrepid Mid Cap Portfolio – Class 1 Shares	MFS Utilities Series – Initial Class	Neuberger Berman AMT Socially Responsive Portfolio

	05/01/2008* to 12/31/2008	05/01/2008* to 12/31/2008	05/01/2008* to 12/31/2008	05/01/2008* to 12/31/2008

OPERATIONS
Net investment income (loss)	$(10)	$0	$(4)	$0
Capital gains distributions received	0	0	0	0
Realized gain (loss) on shares redeemed	(1,195)	(6)	(402)	(147)
Net change in unrealized gain (loss) on investments	(6,737)	15	(3,476)	(4)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(7,942)	9	(3,882)	(151)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	32,115	432	8,977	1,020
Policy loans	0	0	0	0
Policy loan repayments and interest	0	0	0	0
Surrenders, withdrawals and death benefits	0	0	0	0
Net transfers between other subaccounts or fixed rate option	23,867	34	9,251	(643)
Withdrawal and other charges	(8,091)	(140)	(1,839)	(60)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	47,891	326	16,389	317

TOTAL INCREASE (DECREASE) IN NET ASSETS	39,949	335	12,507	166

NET ASSETS
Beginning of period	0	0	0	0

End of period	$39,949	$335	$12,507	$166

Beginning units	0	0	0	0

Units issued	7,783	73	2,227	274
Units redeemed	(1,271)	(21)	(271)	(248)

Ending units	6,512	52	1,956	26

* Date subaccount became available for investment.

The accompanying notes are an integral part of these financial statements.

A40

SUBACCOUNTS (Continued)

AST T. Rowe Price Large- Cap Growth Portfolio

05/01/2008* to 12/31/2008

$(423)
0
(13,154)
(439,569)

(453,146)

151,465
(30,839)
1,728
(8,574)

1,169,574
(65,813)

1,217,541

764,395

0

$764,395

0

135,070
(13,369)

121,701

The accompanying notes are an integral part of these financial statements.

A41

NOTES TO FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT
December 31, 2008

Note 1:	General

Pruco Life of New Jersey Variable Appreciable Account (the “Account”) was established on January 13, 1984 under New Jersey law as a separate investment account of Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) which is a wholly-owned subsidiary of Pruco Life Insurance Company (an Arizona domiciled company) and is indirectly wholly-owned by The Prudential Insurance Company of America (“Prudential”),which is a wholly-owned subsidiary of Prudential Financial, Inc. (“PFI”). Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Prudential’s other assets and liabilities.The portion of the Account’s assets applicable to the variable life contracts is not chargeable with liabilities arising out of any other business Prudential may conduct. Proceeds from the purchases of Pruco Life of New Jersey Variable Appreciable Life (“VAL”), Pruco Life of New Jersey PRUvider Variable Appreciable Life (“PRUvider”), effective November 10, 1999 Pruco Life of New Jersey PruSelect III (“PSEL III”), effective May 1, 2000 Pruco Life of New Jersey Survivorship Variable Universal Life (“SVUL”), effective February 12, 2001 Pruco Life of New Jersey PruLife Custom Premier (“VUL”), effective December 15, 2003 Pruco Life of New Jersey MPremier VUL (“MPVUL”) and effective May 17, 2004 Pruco Life of New Jersey PruLife Custom Premier II (“ENVUL”) contracts are invested in the Account.

The Account is registered under the Investment Company act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual life insurance contracts. There are seventy-six subaccounts within the Account. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Inc., Advanced Series Trust (collectively the “Series Funds”) or one of the non-Prudential administered funds (collectively, the “portfolios”). Investment options vary by contract.

The name of each Portfolio and the corresponding subaccount name are as follows:

Prudential Series Fund

Money Market Portfolio
Diversified Bond Portfolio
Equity Portfolio
Flexible Managed Portfolio
Conservative Balanced Portfolio
High Yield Bond Portfolio
Stock Index Portfolio
Value Portfolio
Natural Resources Portfolio
Global Portfolio
Government Income Portfolio
Jennison Portfolio
Small Capitalization Stock Portfolio
SP T. Rowe Price Large-Cap Growth Portfoilo
SP Davis Value Portfolio
SP Small Cap Value Portfolio
SP Small-Cap Growth Portfolio
SP PIMCO Total Return Portfolio
SP PIMCO High Yield Portfolio
SP Large-Cap Value Portfolio
SP AIM Core Equity Portfolio
SP Strategic Partners Focused Growth Portfolio
SP Mid Cap Growth Portfolio
SP Prudential U.S. Emerging Growth Portfolio
SP Conservative Asset Allocation Portfolio
SP Balanced Asset Allocation Portfolio
SP Growth Asset Allocation Portfolio
SP Aggressive Growth Asset Allocation Portfolio
SP International Growth Portfolio
SP International Value Portfolio
Jennison 20/20 Focus Portfolio

Advanced Series Trust

AST Cohen & Steers Realty Portfolio
AST UBS Dynamic Alpha Portfolio
AST DeAm Large-Cap Value Portfolio
AST Neuberger Berman Small-Cap Growth Portfolio
AST Federated Aggressive Growth Portfolio
AST Small-Cap Value Portfolio
AST Goldman Sachs Mid-Cap Growth Portfolio
AST Marsico Capital Growth Portfolio
AST MFS Growth Portfolio
AST Neuberger Berman Mid-Cap Growth Portfolio
AST PIMCO Limited Maturity Bond Portfolio
AST T.Rowe Price Natural Resources Portfolio
AST DeAm Small-Cap Value Portfolio
AST MFS Global Equity Portfolio
AST JPMorgan International Equity Portfolio
AST Large-Cap Value Portfolio
AST T.Rowe Price Global Bond Portfolio
AST Small-Cap Growth Portfolio
AST T. Rowe Price Large-Cap Growth Portfolio

AIM Variable Insurance

Technology Fund
Utilities Fund

American Century Variable Portfolios

VP Value Fund
VP Mid Cap Value Fund
VP Income & Growth Fund

Dreyfus Funds

Socially Responsible Growth Fund - Service Shares
Mid Cap Stock Portfolio
Developing Leaders Portfolio
Mid Cap Stock Portfolio - Service Shares

A42

Note 1:	General (Continued)

Franklin Templeton Funds	MFS Variable Insurance Trust
Small-Mid Cap Growth Securities Fund	VIT Utilities Series
VIT Growth Series

Goldman Sachs Funds	Oppenheimer Funds
Structured Small Cap Equity Fund	Midcap Fund/VA

Janus Aspen Series	T. Rowe Price
Large Cap Growth Portfolio - Institutional Shares	International Stock Portfolio
Large Cap Growth Portfolio-Service Shares
International Growth Portfolio-Service Shares	JP Morgan
Mid Cap Growth Portfolio - Service Shares	Insurance Trust Intrepid Mid Cap Portfolio
Balanced Portfolio - Service Shares
Neuberger Berman
M Financial Funds	AMT Socially Responsive Portfolio
Brandes International Equity Fund
Business Opportunity Value Fund
Frontier Capital Appreciation Fund
Turner Core Growth Fund

The Series Funds are diversified open-ended management investment companies, and are managed by affiliates of Prudential.

Each of the variable investment options of the Account indirectly bears exposure to the market, credit, and liquidity risks of the portfolio in which it invests.

These financial statements should be read in conjunction with the financial statements and footnotes of the Series Funds and externally managed portfolios.

Additional information on these subaccounts is available upon request to the appropriate companies.

At December 31, 2008 and 2007 there were no balances or transactions for the periods then ended pertaining to the American Century VP Income & Growth Fund, Dreyfus MidCap Stock Portfolio, Dreyfus Developing Leaders Portfolio, Dreyfus Mid Cap Stock Portfolio -Service Shares, AIM V.I. Utilities Fund, Janus Aspen Balanced Portfolio - Service Shares, Janus Aspen Mid Cap Growth Portfolio - Service Shares and Oppenheimer Midcap Fund/VA.

On May 1, 2008, four Prudential Series Funds were merged into four existing AST funds. The transfers from the old subaccounts to the new subaccounts are reflected in the Statement of Changes in Net Assets for the year ended December 31, 2008 as net transfers between subaccounts. The transfers occurred as follows:

Transferred From:	NAV	Transferred To:	NAV	Balance Transferred:

PSF SP Small-Cap Growth Portfolio	7.35	AST Small-Cap Growth Portfolio	16.65	$1,090,210
PSF SP T. Rowe Price Large-Cap Growth Portfolio	7.44	AST T. Rowe Price Large-Cap Growth Portfolio	11.29	$1,144,542
PSF SP AIM Core Equity Portfolio	8.65	AST Marsico Capital Growth Portfolio	21.81	$558,486
PSF SP Large Cap Value Portfolio	11.36	AST Large-Cap Value Portfolio	18.11	$2,299,664

On July 18, 2008 AST Deam Small-Cap Value Portfolio merged into AST Small-Cap Value Fund Portfolio. The transfer from the old subaccount to the new subaccount is reflected in the Statement of Changes in Net Assets for the year ended December 31, 2008 as net transfers between subaccounts. The transfer occurred as follows:

Transferred From:	NAV	Transferred To:	NAV	Balance Transferred:

AST DeAM Small-Cap Value Portfolio	8.23	AST Small-Cap Value Fund Portfolio	11.38	$25,936

A43

Note 2:	Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Account adopted this guidance effective January 1, 2008. For further discussion please refer to Note 3: Fair Value.

Investments — The investments in shares of the portfolios are stated at the net asset value of the respective portfolio, whose investment securities are stated at fair value.

Security Transactions — Realized gains and losses on security transactions are determined based upon an average cost. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

Dividend and Distributions Received — Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex distribution date.

Note 3:	Fair Value

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an ordinary transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 – Quotes prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Observable inputs other than Level 1 prices, such as quotes prices for similar instruments, quotes prices in market that are not active, and inputs to model-derived valuations that are not directly observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

All investment assets of each subaccount are classified as Level 1. The Account invests in open-ended mutual funds, available to contract holders of variable life insurance policies. Contract holders may, without restriction, transact at the daily Net Asset Value (s) (“NAV”) of the mutual funds. The NAV represents the daily per share value of the portfolio of investments of the mutual funds, at which sufficient volumes of transactions occur.

As all assets of the account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2008 are presented.

A44

Note 4:	Taxes

Pruco Life of New Jersey is taxed as a “life insurance company” as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI’s consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Pruco Life of New Jersey management will review periodically the status of the policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Note 5:	Purchases and Sales of Investments

The aggregate costs of purchases and proceeds from sales, excluding distributions received and invested, of investments in the portfolios for the year ended December 31, 2008 were as follows:

	Purchases	Sales

Prudential Money Market Portfolio	$40,144,572	$(11,222,051)
Prudential Diversified Bond Portfolio	$85,998,643	$(5,398,034)
Prudential Equity Portfolio	$2,276,444	$(7,081,243)
Prudential Flexible Managed Portfolio	$2,757,082	$(9,544,266)
Prudential Conservative Balanced Portfolio	$1,918,404	$(4,922,645)
Prudential High Yield Bond Portfolio	$512,317	$(7,932,366)
Prudential Stock Index Portfolio	$4,168,651	$(4,602,587)
Prudential Value Portfolio	$442,895	$(1,371,715)
Prudential Natural Resources Portfolio	$1,677,561	$(3,243,968)
Prudential Global Portfolio	$1,156,741	$(1,077,153)
Prudential Government Income Portfolio	$855,201	$(450,736)
Prudential Jennison Portfolio	$1,516,007	$(1,406,901)
Prudential Small Capitalization Stock Portfolio	$404,365	$(922,543)
T. Rowe Price International Stock Portfolio	$30,987	$(10,219)
Janus Aspen Large Cap Growth Portfolio — Institutional Shares	$27,227	$(7,328)
MFS Growth Series — Initial Class	$13,564	$(868)
American Century VP Value Fund	$30,069	$(3,984)
Franklin Templeton Small-Mid Cap Growth Securities Fund	$31,573	$(8,693)
Prudential SP T. Rowe Price Large-Cap Growth Portfolio	$82,463	$(1,174,591)
Prudential SP Davis Value Portfolio	$1,090,889	$(274,689)
Prudential SP Small Cap Value Portfolio	$1,085,392	$(537,560)
Prudential SP Small-Cap Growth Portfolio	$97,269	$(1,142,284)
Prudential SP PIMCO Total Return Portfolio	$1,053,324	$(557,667)
Prudential SP PIMCO High Yield Portfolio	$575,856	$(254,444)
Janus Aspen Large Cap Growth Portfolio - Service Shares	$163,126	$(56,193)
Prudential SP Large Cap Value Portfolio	$161,919	$(2,446,192)
Prudential SP AIM Core Equity Portfolio	$58,050	$(620,654)
Prudential SP Strategic Partners Focused Growth Portfolio	$147,611	$(39,139)
Prudential SP Mid Cap Growth Portfolio	$662,636	$(221,681)
SP Prudential U.S. Emerging Growth Portfolio	$853,363	$(385,590)
Prudential SP Conservative Asset Allocation Portfolio	$573,365	$(306,920)
Prudential SP Balanced Asset Allocation Portfolio	$1,893,456	$(1,076,530)
Prudential SP Growth Asset Allocation Portfolio	$4,249,182	$(1,718,816)

A45

Note 5:	Purchases and Sales of Investments (Continued)

	Purchases	Sales

Prudential SP Aggressive Growth Asset Allocation Portfolio	$1,686,812	$(936,725)
Prudential SP International Growth Portfolio	$782,241	$(271,572)
Prudential SP International Value Portfolio	$888,025	$(470,593)
Janus Aspen International Growth Portfolio - Service Shares	$31,105	$(2,395)
Goldman Sachs Structured Small Cap Equity Fund	$4,324	$(730)
AIM V.I. Technology Fund	$0	$(3,092)
M Financial Turner Core Growth Fund	$42,890	$(8,733)
M Financial Brandes International Equity Fund	$34,455	$(8,065)
M Financial Business Opportunity Value Fund	$14,589	$(8,363)
AST Cohen & Steers Realty Portfolio	$78,440	$(42,418)
AST UBS Dynamic Alpha Portfolio	$35,713	$(8,528)
AST DeAm Large-Cap Value Portfolio	$78,871	$(28,327)
AST Neuberger Berman Small-Cap Growth Portfolio	$83,435	$(65,967)
AST DeAm Small-Cap Value Portfolio	$12,805	$(31,556)
AST Federated Aggressive Growth Portfolio	$27,342	$(9,276)
AST Small-Cap Value Portfolio	$155,346	$(103,295)
AST Goldman Sachs Mid-Cap Growth Portfolio	$156,912	$(57,343)
AST Marsico Capital Growth Portfolio	$718,197	$(63,114)
AST MFS Growth Portfolio	$27,034	$(13,008)
AST Neuberger Berman Mid-Cap Growth Portfolio	$17	$(18,726)
AST PIMCO Limited Maturity Bond Portfolio	$21,658	$(9,407)
AST T. Rowe Price Natural Resources Portfolio	$246,979	$(76,534)
AST MFS Global Equity Portfolio	$23,089	$(11,213)
AST JPMorgan International Equity Portfolio	$108,715	$(40,817)
AST T. Rowe Price Global Bond Portfolio	$37,044	$(30,304)
M Financial Frontier Capital Appreciation Fund	$8,439	$(4,819)
American Century VP Mid Cap Value Fund — Class 1 Shares	$2,970	$(258)
AST Large-Cap Value Portfolio	$2,637,842	$(194,424)
AST Small-Cap Growth Portfolio	$1,237,008	$(60,853)
The Dreyfus Socially Responsible Growth Fund - Service Shares	$2,961	$(2,747)
Prudential Jennison 20/20 Focus Portfolio	$53,331	$(5,449)
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio — Class 1 Shares	$409	$(83)
MFS Utilities Series — Initial Class	$18,670	$(2,284)
Neuberger Berman AMT Socially Responsive Portfolio	$1,798	$(1,481)
AST T. Rowe Price Large-Cap Growth Portfolio	$1,282,312	$(66,443)

Note 6:	Related Party Transactions

PFI and its affiliates perform various services on behalf of the Series Funds in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.

The Series Funds have management agreements with Prudential Investment LLC (“PI”) and AST Investment Services, Inc, indirect, wholly-owned subsidiaries of PFI (together the “Investment Managers”). Pursuant to these agreements, the Investment Managers have

A46

Note 6:	Related Party Transactions (Continued)

responsibility for all investment advisory services and supervise the subadvisors’ performance of such services. The Investment Managers entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of PFI.

The Prudential Series Fund has a distribution agreement with Prudential Investment Management Services LLC (“PIMS”), an indirect, wholly-owned subsidiary of PFI, which acts as the distributor of the Class I and Class II shares of the Series Fund.

The Investment Managers have agreed to reimburse certain portfolios of the Series Funds the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, and brokerage commissions) exceeds various agreed upon percentages of the portfolio’s average daily net assets.

PFI has purchased multiple individual PSELIII contracts of the Account insuring the lives of certain employees. PFI is the owner and beneficiary of the contracts. There were no premium payments for the years ended December 31, 2008 and 2007. Equity of contract owners relating to these contracts includes approximately $191.1 million owned by PFI at December 31, 2008 and $250.7 million owned by Prudential at December 31, 2007.

Note 7:	Financial Highlights

The Pruco Life of New Jersey sells a number of variable life insurance products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following table was developed by determining which products offered by Pruco Life of New Jersey have the lowest and highest expense ratio. Only product designs within the Account that had units outstanding during the respective periods, were considered when determining the lowest and highest total expense ratio. The summary may not reflect the minimum and maximum contract charges offered by the Pruco Life of New Jersey as contract owners may not have selected all available and applicable contract options.

	At year ended			For year ended

	Units (000s)	Unit Value Lowest – Highest	Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest – Highest	Total Return*** Lowest – Highest

	Prudential Money Market Portfolio

December 31, 2008	171,823	$1.16584 to $11.74670	$237,470	2.57%	0.00% to 0.90%	1.71	% to	2.65%
December 31, 2007	149,741	$1.13677 to $11.44374	$202,726	4.93%	0.00% to 0.90%	4.14	% to	5.06%
December 31, 2006	111,117	$1.08287 to $10.89271	$139,285	4.68%	0.00% to 0.90%	3.83	% to	4.75%
December 31, 2005	83,328	$1.03506 to $10.39889	$100,667	2.89%	0.00% to 0.90%	1.99	% to	2.90%
December 31, 2004	58,081	$1.05537 to $ 2.23582	$69,342	1.02%	0.10% to 0.90%	0.12	% to	0.84%

	Prudential Diversified Bond Portfolio

December 31, 2008	113,905	$1.17995 to $11.72770	$187,945	5.30%	0.00% to 0.90%	–4.31	% to	–3.46%
December 31, 2007	62,812	$1.22341 to $12.14763	$113,767	5.77%	0.00% to 0.90%	4.76	% to	5.71%
December 31, 2006	8,847	$1.15836 to $ 4.45385	$29,326	4.87%	0.10% to 0.90%	4.06	% to	4.90%
December 31, 2005	9,277	$1.10424 to $ 4.26564	$30,892	5.11%	0.10% to 0.90%	2.37	% to	3.19%
December 31, 2004	58,128	$1.24831 to $ 4.15252	$98,785	4.25%	0.10% to 0.90%	4.66	% to	5.37%

	Prudential Equity Portfolio

December 31, 2008	21,332	$0.83715 to $ 6.72228	$110,438	1.44%	0.10% to 0.90%	–38.71	% to	–38.22%
December 31, 2007	21,368	$1.36594 to $10.93551	$183,818	1.07%	0.10% to 0.90%	8.34	% to	9.21%
December 31, 2006	21,524	$1.26076 to $10.06310	$174,312	1.11%	0.10% to 0.90%	11.57	% to	12.45%
December 31, 2005	21,752	$1.13004 to $ 8.99307	$160,692	1.00%	0.10% to 0.90%	10.48	% to	11.36%
December 31, 2004	20,949	$1.02288 to $ 8.10824	$147,594	1.30%	0.10% to 0.90%	8.95	% to	9.69%

A47

Note 7:	Financial Highlights (Continued)

	At year ended				For year ended

	Units (000s)	Unit Value Lowest – Highest		Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest – Highest	Total Return*** Lowest – Highest

	Prudential Flexible Managed Portfolio

December 31, 2008	37,733	$0.97293 to	$5.12702	$184,608	2.96%	0.41% to 0.90%	–25.49% to	–25.09%
December 31, 2007	38,685	$1.30579 to	$6.84455	$252,941	2.38%	0.60% to 0.90%	5.41% to	5.96%
December 31, 2006	39,879	$1.23882 to	$6.45962	$246,656	1.96%	0.60% to 0.90%	11.17% to	11.75%
December 31, 2005	41,016	$1.11430 to	$5.78058	$227,374	1.92%	0.41% to 0.90%	3.23% to	3.78%
December 31, 2004	43,006	$1.07944 to	$5.57016	$230,435	1.42%	0.37% to 0.90%	9.75% to	10.33%

	Prudential Conservative Balanced Portfolio

December 31, 2008	22,423	$1.01188 to	$4.32625	$91,548	3.43%	0.46% to 0.90%	–22.11% to	–21.72%
December 31, 2007	22,966	$1.29912 to	$5.52698	$119,720	2.97%	0.60% to 0.90%	5.17% to	5.68%
December 31, 2006	23,625	$1.23522 to	$5.22999	$116,736	2.52%	0.60% to 0.90%	9.45% to	9.97%
December 31, 2005	24,270	$1.12857 to	$4.75604	$109,180	2.32%	0.47% to 0.90%	2.51% to	3.00%
December 31, 2004	24,810	$1.10095 to	$4.61756	$109,012	1.94%	0.41% to 0.90%	7.07% to	7.59%

	Prudential High Yield Bond Portfolio

December 31, 2008	241,400	$1.02083 to	$10.12490	$402,679	8.74%	0.00% to 0.90%	–22.97% to	–22.28%
December 31, 2007	244,578	$1.31459 to	$13.02717	$525,914	7.13%	0.00% to 0.90%	1.69% to	2.62%
December 31, 2006	246,405	$1.28200 to	$3.48462	$518,397	7.86%	0.10% to 0.90%	9.30% to	10.17%
December 31, 2005	249,339	$1.16361 to	$3.17938	$479,181	6.94%	0.10% to 0.90%	2.51% to	3.34%
December 31, 2004	196,781	$1.25182 to	$3.09272	$398,744	7.55%	0.10% to 0.90%	9.31% to	10.06%

	Prudential Stock Index Portfolio

December 31, 2008	29,168	$0.66717 to	$9.15654	$35,974	2.24%	0.00% to 0.90%	–37.51% to	–36.94%
December 31, 2007	28,496	$1.06764 to	$14.52015	$57,412	1.32%	0.00% to 0.90%	4.16% to	5.10%
December 31, 2006	36,649	$1.02498 to	$6.33248	$74,197	1.61%	0.10% to 0.90%	14.52% to	15.43%
December 31, 2005	40,354	$0.89500 to	$5.51330	$74,064	1.53%	0.10% to 0.90%	3.60% to	4.43%
December 31, 2004	43,963	$0.86390 to	$5.30560	$74,786	1.64%	0.10% to 0.90%	9.47% to	10.23%

	Prudential Value Portfolio

December 31, 2008	2,510	$1.05115 to	$4.89092	$11,449	1.85%	0.20% to 0.90%	–42.81% to	–42.41%
December 31, 2007	2,605	$1.83802 to	$8.52643	$20,885	1.22%	0.20% to 0.90%	2.26% to	2.98%
December 31, 2006	3,296	$1.79732 to	$8.31279	$25,804	1.61%	0.20% to 0.90%	18.87% to	19.70%
December 31, 2005	3,201	$1.51204 to	$6.97241	$21,725	1.70%	0.20% to 0.90%	15.62% to	16.43%
December 31, 2004	2,470	$1.30775 to	$6.01243	$14,618	1.41%	0.60% to 0.90%	15.28% to	15.62%

	Prudential Natural Resources Portfolio

December 31, 2008	1,229	$4.39882 to	$10.12452	$12,394	0.78%	0.10% to 0.60%	–55.21% to	–53.28%
December 31, 2007	1,347	$21.67220 to	$21.67220	$29,199	0.64%	0.60% to 0.60%	47.41% to	47.41%
December 31, 2006	1,348	$14.70238 to	$14.70238	$19,820	1.85%	0.60% to 0.60%	21.47% to	21.47%
December 31, 2005	1,306	$12.10382 to	$12.10382	$15,813	0.00%	0.60% to 0.60%	54.98% to	54.98%
December 31, 2004	1,159	$7.80970 to	$7.80970	$9,052	3.37%	0.60% to 0.60%	24.43% to	24.43%

	Prudential Global Portfolio

December 31, 2008	5,944	$0.61494 to	$1.60237	$8,090	1.80%	0.10% to 0.90%	–43.43% to	–42.98%
December 31, 2007	5,755	$1.08699 to	$2.82411	$14,080	0.92%	0.10% to 0.90%	9.48% to	10.36%
December 31, 2006	7,308	$0.99282 to	$2.57168	$17,006	0.70%	0.10% to 0.90%	18.59% to	19.56%
December 31, 2005	7,154	$0.83720 to	$2.16226	$14,049	0.55%	0.10% to 0.90%	15.03% to	15.94%
December 31, 2004	4,756	$0.72784 to	$1.87418	$7,965	0.95%	0.10% to 0.90%	8.61% to	9.37%

	Prudential Government Income Portfolio

December 31, 2008	1,017	$3.32980 to	$3.32980	$3,385	4.01%	0.60% to 0.60%	3.68% to	3.68%
December 31, 2007	890	$3.21159 to	$3.21159	$2,859	4.43%	0.60% to 0.60%	5.06% to	5.06%
December 31, 2006	964	$3.05682 to	$3.05682	$2,946	4.86%	0.60% to 0.60%	3.12% to	3.12%
December 31, 2005	1,073	$2.96433 to	$2.96433	$3,180	4.59%	0.60% to 0.60%	1.90% to	1.90%
December 31, 2004	1,166	$2.90912 to	$2.90912	$3,391	3.71%	0.60% to 0.60%	2.50% to	2.50%

A48

Note 7:	Financial Highlights (Continued)

	At year ended				For year ended

	Units (000s)	Unit Value Lowest – Highest		Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest – Highest	Total Return*** Lowest – Highest

	Prudential Jennison Portfolio

December 31, 2008	11,181	$0.49141 to	$1.86228	$14,763	0.52%	0.10% to 0.90%	–37.84% to	–37.34%
December 31, 2007	10,785	$0.79060 to	$14.79607	$23,354	0.30%	0.00% to 0.90%	11.00% to	12.00%
December 31, 2006	10,698	$0.71228 to	$13.21079	$21,399	0.27%	0.00% to 0.90%	0.89% to	1.79%
December 31, 2005	12,283	$0.70598 to	$2.65172	$26,043	0.12%	0.10% to 0.90%	13.53% to	14.44%
December 31, 2004	10,067	$0.62184 to	$2.32869	$18,988	0.48%	0.10% to 0.90%	8.67% to	9.43%

	Prudential Small Capitalization Stock Portfolio

December 31, 2008	2,630	$2.67299 to	$7.15698	$7,033	1.15%	0.10% to 0.60%	–31.45% to	–29.63%
December 31, 2007	2,777	$3.89928 to	$3.89928	$10,830	0.47%	0.60% to 0.60%	–1.13% to	–1.13%
December 31, 2006	4,045	$3.94365 to	$3.94365	$15,952	0.78%	0.60% to 0.60%	13.99% to	13.99%
December 31, 2005	2,931	$3.45969 to	$3.45969	$10,141	0.59%	0.60% to 0.60%	6.62% to	6.62%
December 31, 2004	5,086	$3.24476 to	$3.24476	$16,504	0.61%	0.60% to 0.60%	21.31% to	21.31%

	T. Rowe Price International Stock Portfolio

December 31, 2008	386	$0.61243 to	$0.71978	$241	2.30%	0.20% to 0.90%	–49.16% to	–48.80%
December 31, 2007	343	$1.20458 to	$1.40589	$422	1.49%	0.20% to 0.90%	12.02% to	12.81%
December 31, 2006	245	$1.07531 to	$1.24626	$272	1.16%	0.20% to 0.90%	18.01% to	18.87%
December 31, 2005	271	$0.91120 to	$1.04845	$251	2.17%	0.20% to 0.90%	15.00% to	15.80%
December 31, 2004	106	$0.79238 to	$0.79238	$84	1.07%	0.90% to 0.90%	12.75% to	12.75%

	Janus Aspen Large Cap Growth Portfolio – Institutional Shares

December 31, 2008	429	$0.47843 to	$0.58487	$212	0.76%	0.20% to 0.90%	–40.24% to	–39.84%
December 31, 2007	398	$0.80064 to	$0.97223	$328	0.74%	0.20% to 0.90%	14.06% to	14.87%
December 31, 2006	374	$0.70196 to	$0.84641	$270	0.44%	0.20% to 0.90%	10.38% to	11.17%
December 31, 2005	637	$0.63595 to	$0.76139	$411	0.36%	0.20% to 0.90%	3.37% to	4.08%
December 31, 2004	514	$0.61523 to	$0.61523	$316	0.15%	0.90% to 0.90%	3.60% to	3.60%

	MFS Growth Series – Initial Class

December 31, 2008	110	$0.44607 to	$0.44607	$49	0.23%	0.90% to 0.90%	–37.97% to	–37.97%
December 31, 2007	90	$0.71912 to	$0.71912	$65	0.00%	0.90% to 0.90%	20.08% to	20.08%
December 31, 2006	80	$0.59884 to	$0.59884	$48	0.00%	0.90% to 0.90%	6.94% to	6.94%
December 31, 2005	97	$0.55996 to	$0.78428	$54	0.00%	0.20% to 0.90%	8.21% to	9.02%
December 31, 2004	212	$0.51747 to	$0.71936	$137	0.00%	0.20% to 0.90%	11.94% to	12.73%

	American Century VP Value Fund

December 31, 2008	128	$1.40721 to	$1.40721	$180	2.31%	0.90% to 0.90%	–27.43% to	–27.43%
December 31, 2007	112	$1.93919 to	$1.93919	$217	1.50%	0.90% to 0.90%	–5.99% to	–5.99%
December 31, 2006	102	$2.06277 to	$2.06277	$210	1.40%	0.90% to 0.90%	17.60% to	17.60%
December 31, 2005	83	$1.75405 to	$1.75405	$145	0.82%	0.90% to 0.90%	4.11% to	4.11%
December 31, 2004	71	$1.68484 to	$1.68484	$119	1.02%	0.90% to 0.90%	13.31% to	13.31%

	Franklin Small-Mid Cap Growth Securities Fund

December 31, 2008	255	$0.53401 to	$0.55099	$137	0.00%	0.20% to 0.90%	–43.00% to	–42.61%
December 31, 2007	225	$0.93693 to	$0.96014	$213	0.00%	0.20% to 0.90%	10.25% to	11.02%
December 31, 2006	205	$0.84981 to	$0.86481	$176	0.00%	0.20% to 0.90%	7.72% to	8.46%
December 31, 2005	207	$0.78887 to	$0.79733	$164	0.00%	0.20% to 0.90%	3.86% to	4.58%
December 31, 2004	323	$0.75958 to	$0.76243	$246	0.00%	0.20% to 0.90%	10.47% to	11.25%

	Prudential SP T. Rowe Price Large-Cap Growth Portfolio (expired on May 1, 2008)

December 31, 2008	0	$0.00000 to	$0.00000	$0	0.00%	0.10% to 0.90%	–4.17% to	–3.90%
December 31, 2007	996	$0.92724 to	$1.45142	$1,134	0.26%	0.10% to 0.90%	7.23% to	8.10%
December 31, 2006	902	$0.85859 to	$1.34268	$945	0.00%	0.10% to 0.90%	4.97% to	5.81%
December 31, 2005	778	$0.81223 to	$1.26898	$763	0.00%	0.10% to 0.90%	15.46% to	16.38%
December 31, 2004	692	$0.83552 to	$0.85150	$587	0.00%	0.10% to 0.90%	5.16% to	5.82%

A49

Note 7:	Financial Highlights (Continued)

	At year ended				For year ended

	Units (000s)	Unit Value Lowest – Highest		Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest – Highest	Total Return*** Lowest – Highest

	Prudential SP Davis Value Portfolio

December 31, 2008	4,202	$0.88155 to	$9.21351	$3,812	1.47%	0.00% to 0.90%	–40.42% to	–39.88%
December 31, 2007	3,542	$1.46785 to	$15.32495	$5,349	0.85%	0.00% to 0.90%	3.65% to	4.58%
December 31, 2006	3,229	$1.40487 to	$14.65332	$4,658	0.75%	0.00% to 0.90%	14.00% to	15.02%
December 31, 2005	2,906	$1.22267 to	$12.73961	$3,643	0.86%	0.00% to 0.90%	8.54% to	9.52%
December 31, 2004	2,189	$1.14376 to	$1.15901	$2,508	0.38%	0.10% to 0.90%	11.51% to	12.30%

	Prudential SP Small Cap Value Portfolio

December 31, 2008	3,714	$0.98795 to	$9.63974	$4,089	1.09%	0.00% to 0.90%	–31.12% to	–30.50%
December 31, 2007	3,284	$1.42297 to	$13.87037	$5,232	0.80%	0.00% to 0.90%	–4.49% to	–3.63%
December 31, 2006	2,962	$1.47770 to	$14.39211	$4,925	0.48%	0.00% to 0.90%	13.58% to	14.60%
December 31, 2005	2,572	$1.29067 to	$12.55835	$3,755	0.47%	0.00% to 0.90%	3.68% to	4.61%
December 31, 2004	1,859	$1.29903 to	$1.59242	$2,627	0.16%	0.10% to 0.90%	19.61% to	20.44%

	Prudential SP Small-Cap Growth Portfolio (expired on May 1, 2008)

December 31, 2008	0	$0.00000 to	$0.00000	$0	0.00%	0.10% to 0.90%	–3.70% to	–3.45%
December 31, 2007	1,015	$0.79754 to	$12.32722	$1,084	0.00%	0.00% to 0.90%	5.41% to	6.37%
December 31, 2006	859	$0.75132 to	$11.58900	$861	0.00%	0.00% to 0.90%	11.39% to	12.39%
December 31, 2005	694	$0.66950 to	$1.04911	$617	0.00%	0.10% to 0.90%	1.56% to	2.38%
December 31, 2004	547	$0.65467 to	$0.90247	$475	0.00%	0.10% to 0.90%	–1.80% to	–1.10%

	Prudential SP PIMCO Total Return Portfolio

December 31, 2008	3,787	$1.22232 to	$12.23031	$5,319	5.16%	0.00% to 0.90%	–1.08% to	–0.20%
December 31, 2007	3,417	$1.22572 to	$12.25435	$4,837	4.44%	0.00% to 0.90%	8.46% to	9.44%
December 31, 2006	3,051	$1.12112 to	$1.43813	$3,967	4.24%	0.10% to 0.90%	2.76% to	3.58%
December 31, 2005	2,628	$1.08232 to	$1.38998	$3,325	4.80%	0.10% to 0.90%	1.48% to	2.31%
December 31, 2004	2,349	$1.21784 to	$1.36023	$2,954	1.94%	0.10% to 0.90%	4.33% to	5.06%

	Prudential SP PIMCO High Yield Portfolio

December 31, 2008	1,094	$0.98409 to	$1.17894	$1,240	8.71%	0.10% to 0.90%	–26.17% to	–25.58%
December 31, 2007	864	$1.32230 to	$1.58657	$1,318	7.06%	0.10% to 0.90%	2.85% to	3.72%
December 31, 2006	811	$1.27493 to	$1.53234	$1,206	7.42%	0.10% to 0.90%	8.55% to	9.40%
December 31, 2005	695	$1.16538 to	$1.40279	$956	6.61%	0.10% to 0.90%	3.12% to	3.95%
December 31, 2004	582	$1.32262 to	$1.35167	$779	6.89%	0.10% to 0.90%	8.36% to	9.05%

	Janus Aspen Large Cap Growth Portfolio - Service Shares

December 31, 2008	829	$0.69982 to	$0.69982	$580	0.60%	0.25% to 0.25%	–40.02% to	–40.02%
December 31, 2007	719	$1.16670 to	$1.16670	$839	0.60%	0.25% to 0.25%	14.52% to	14.52%
December 31, 2006	662	$1.01876 to	$1.01876	$674	0.29%	0.25% to 0.25%	10.86% to	10.86%
December 31, 2005	595	$0.91896 to	$0.91896	$547	0.13%	0.25% to 0.25%	3.76% to	3.76%
December 31, 2004	519	$0.88566 to	$0.88566	$460	0.00%	0.25% to 0.25%	3.94% to	3.94%

	Prudential SP Large Cap Value Portfolio (expired on May 1, 2008)

December 31, 2008	0	$0.00000 to	$0.00000	$0	0.00%	0.10% to 0.90%	–4.02% to	–3.76%
December 31, 2007	1,637	$1.37863 to	$1.52661	$2,361	1.76%	0.10% to 0.90%	–3.70% to	–2.93%
December 31, 2006	1,421	$1.43161 to	$1.57421	$2,112	1.11%	0.10% to 0.90%	17.42% to	18.35%
December 31, 2005	1,153	$1.21922 to	$1.33144	$1,447	0.75%	0.10% to 0.90%	5.70% to	6.54%
December 31, 2004	820	$1.15350 to	$1.25106	$966	0.72%	0.10% to 0.90%	16.70% to	17.51%

	Prudential SP AIM Core Equity Portfolio (expired on May 1, 2008)

December 31, 2008	0	$0.00000 to	$0.00000	$0	0.00%	0.10% to 0.90%	–1.33% to	–1.07%
December 31, 2007	419	$1.29899 to	$1.41408	$569	1.21%	0.10% to 0.90%	6.86% to	7.72%
December 31, 2006	365	$1.21560 to	$1.31273	$460	0.83%	0.10% to 0.90%	15.01% to	15.94%
December 31, 2005	265	$1.08715 to	$1.13227	$289	0.97%	0.10% to 0.25%	4.36% to	4.52%
December 31, 2004	223	$1.04168 to	$1.04168	$232	0.44%	0.10% to 0.25%	8.52% to	8.52%

A50

Note 7:	Financial Highlights (Continued)

	At year ended				For year ended

	Units (000s)	Unit Value Lowest – Highest		Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest – Highest	Total Return*** Lowest – Highest

	Prudential SP Strategic Partners Focused Growth Portfolio

December 31, 2008	483	$0.73453 to	$0.91719	$380	0.00%	0.10% to 0.90%	–38.97% to	–38.48%
December 31, 2007	385	$1.20358 to	$1.49088	$492	0.00%	0.10% to 0.90%	14.21% to	15.14%
December 31, 2006	410	$1.05384 to	$1.29489	$450	0.00%	0.10% to 0.90%	–1.55% to	–0.75%
December 31, 2005	287	$1.07038 to	$1.30465	$317	0.00%	0.10% to 0.90%	14.12% to	15.05%
December 31, 2004	219	$0.93791 to	$0.95843	$210	0.00%	0.10% to 0.90%	9.62% to	10.30%

	Prudential SP Mid Cap Growth Portfolio

December 31, 2008	3,666	$0.53307 to	$8.50283	$2,153	0.00%	0.00% to 0.90%	–43.08% to	–42.56%
December 31, 2007	3,135	$0.93041 to	$14.80357	$3,198	0.24%	0.00% to 0.90%	15.16% to	16.21%
December 31, 2006	2,962	$0.80266 to	$12.73876	$2,564	0.00%	0.00% to 0.90%	–2.81% to	–1.94%
December 31, 2005	2,586	$0.82065 to	$12.99106	$2,239	0.00%	0.00% to 0.90%	4.33% to	5.26%
December 31, 2004	1,274	$0.78166 to	$0.82851	$1,023	0.00%	0.10% to 0.90%	18.48% to	19.27%

	SP Prudential U.S. Emerging Growth Portfolio

December 31, 2008	2,876	$0.98012 to	$11.90349	$2,934	0.30%	0.00% to 0.90%	–36.80% to	–36.23%
December 31, 2007	2,541	$1.55088 to	$18.66589	$4,069	0.34%	0.00% to 0.90%	15.76% to	16.82%
December 31, 2006	2,382	$1.33323 to	$1.52313	$3,251	0.00%	0.10% to 0.90%	8.61% to	9.48%
December 31, 2005	2,001	$1.21970 to	$1.39123	$2,483	0.00%	0.10% to 0.90%	16.72% to	17.65%
December 31, 2004	1,068	$1.03828 to	$1.05677	$1,114	0.00%	0.10% to 0.90%	20.31% to	21.09%

	Prudential SP Conservative Asset Allocation Portfolio

December 31, 2008	1,778	$1.10677 to	$1.18118	$2,075	3.00%	0.10% to 0.90%	–20.92% to	-20.29%
December 31, 2007	1,576	$1.38852 to	$1.48406	$2,313	3.29%	0.10% to 0.90%	8.41% to	9.28%
December 31, 2006	1,423	$1.27058 to	$1.36010	$1,918	3.27%	0.10% to 0.90%	7.72% to	8.61%
December 31, 2005	1,295	$1.16989 to	$1.25474	$1,616	1.33%	0.10% to 0.90%	4.97% to	5.79%
December 31, 2004	1,085	$1.16226 to	$1.18776	$1,285	1.29%	0.10% to 0.90%	7.92% to	8.60%

	Prudential SP Balanced Asset Allocation Portfolio

December 31, 2008	6,407	$1.03511 to	$1.08553	$6,871	2.41%	0.10% to 0.90%	–29.18% to	–28.62%
December 31, 2007	5,738	$1.46167 to	$1.52314	$8,645	2.41%	0.10% to 0.90%	8.37% to	9.24%
December 31, 2006	4,881	$1.34175 to	$1.39638	$6,754	2.36%	0.10% to 0.90%	9.71% to	10.57%
December 31, 2005	3,970	$1.21353 to	$1.26464	$4,986	0.88%	0.10% to 0.90%	6.64% to	7.50%
December 31, 2004	2,887	$1.15290 to	$1.17831	$3,387	0.72%	0.10% to 0.90%	10.09% to	10.80%

	Prudential SP Growth Asset Allocation Portfolio

December 31, 2008	13,956	$0.93022 to	$1.04431	$13,645	1.69%	0.10% to 0.90%	–36.93% to	–36.42%
December 31, 2007	11,908	$1.47484 to	$1.64426	$18,326	1.64%	0.10% to 0.90%	8.26% to	9.12%
December 31, 2006	10,114	$1.36237 to	$1.50850	$14,257	1.66%	0.10% to 0.90%	11.89% to	12.77%
December 31, 2005	7,482	$1.21764 to	$1.25590	$9,361	0.55%	0.10% to 0.90%	8.27% to	9.12%
December 31, 2004	4,815	$1.12461 to	$1.14931	$5,527	0.36%	0.10% to 0.90%	12.04% to	12.75%

	Prudential SP Aggressive Growth Asset Allocation Portfolio

December 31, 2008	4,613	$0.83486 to	$0.96325	$4,123	1.05%	0.10% to 0.90%	–42.70% to	–42.24%
December 31, 2007	3,991	$1.45708 to	$1.66943	$6,164	1.03%	0.10% to 0.90%	8.22% to	9.09%
December 31, 2006	3,299	$1.34635 to	$1.53196	$4,657	1.62%	0.10% to 0.90%	13.26% to	14.17%
December 31, 2005	2,484	$1.18874 to	$1.34325	$3,062	0.15%	0.10% to 0.90%	9.49% to	10.37%
December 31, 2004	1,545	$1.08568 to	$1.10980	$1,720	0.05%	0.10% to 0.90%	13.73% to	14.47%

	Prudential SP International Growth Portfolio

December 31, 2008	1,420	$0.88890 to	$1.01783	$1,334	1.66%	0.10% to 0.90%	–50.74% to	–50.34%
December 31, 2007	1,080	$1.80456 to	$2.04979	$2,048	0.73%	0.10% to 0.90%	18.48% to	19.42%
December 31, 2006	934	$1.52315 to	$1.71641	$1,475	1.74%	0.10% to 0.90%	19.98% to	20.93%
December 31, 2005	753	$1.26952 to	$1.41929	$984	0.58%	0.10% to 0.90%	15.34% to	16.31%
December 31, 2004	599	$1.10066 to	$1.12481	$672	0.18%	0.10% to 0.90%	15.51% to	16.25%

A51

Note 7:	Financial Highlights (Continued)

	At year ended				For year ended

	Units (000s)	Unit Value Lowest – Highest		Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest – Highest	Total Return*** Lowest – Highest

	Prudential SP International Value Portfolio

December 31, 2008	1,897	$0.97450 to	$1.16806	$1,917	2.78%	0.10% to 0.90%	–44.56% to	–44.12%
December 31, 2007	1,633	$1.74645 to	$2.09237	$2,935	2.28%	0.10% to 0.90%	17.03% to	17.97%
December 31, 2006	1,318	$1.48271 to	$1.77550	$2,002	1.35%	0.10% to 0.90%	27.95% to	28.98%
December 31, 2005	1,021	$1.15143 to	$1.37811	$1,191	0.40%	0.10% to 0.90%	12.75% to	13.67%
December 31, 2004	791	$1.01469 to	$1.08592	$807	0.42%	0.10% to 0.90%	14.77% to	15.51%

	Janus Aspen International Growth Portfolio - Service Shares

December 31, 2008	4	$4.70399 to	$4.70399	$19	0.74%	0.10% to 0.10%	–53.25% to	–53.25%
December 31, 2007	0	$1.98444 to	$1.98444	$0	0.00%	0.00% to 0.00%	0.00% to	0.00%
December 31, 2006	0	$1.55321 to	$1.55321	$0	0.00%	0.00% to 0.00%	0.00% to	0.00%
December 31, 2005	0	$1.06141 to	$1.06141	$0	0.69%	0.20% to 0.20%	31.67% to	31.67%
December 31, 2004	69	$0.80610 to	$0.80610	$56	0.89%	0.20% to 0.20%	18.45% to	18.45%

	Goldman Sachs Structured Small Cap Equity Fund

December 31, 2008	22	$0.95338 to	$0.95338	$21	0.74%	0.20% to 0.20%	–34.16% to	–34.16%
December 31, 2007	19	$1.44802 to	$1.44802	$27	0.41%	0.20% to 0.20%	–16.65% to	–16.65%
December 31, 2006	17	$1.73735 to	$1.73735	$29	0.71%	0.20% to 0.20%	12.05% to	12.05%
December 31, 2005	16	$1.55056 to	$1.55056	$25	0.30%	0.20% to 0.20%	5.86% to	5.86%

	AIM V.I. Technology Fund

December 31, 2008	159	$0.18484 to	$0.18484	$29	0.00%	0.20% to 0.20%	–44.62% to	–44.62%
December 31, 2007	171	$0.33374 to	$0.33374	$57	0.00%	0.20% to 0.20%	7.47% to	7.47%
December 31, 2006	180	$0.31056 to	$0.31056	$56	0.00%	0.20% to 0.20%	10.24% to	10.24%
December 31, 2005	102	$0.28171 to	$0.28171	$29	0.00%	0.20% to 0.20%	2.01% to	2.01%

	M Financial Turner Core Growth Fund

December 31, 2008	9	$8.88618 to	$8.88618	$76	0.02%	0.00% to 0.00%	–48.97% to	–48.97%
December 31, 2007	6	$17.41443 to	$17.41443	$106	0.47%	0.00% to 0.00%	22.43% to	22.43%
December 31, 2006	4	$14.22394 to	$14.22394	$53	0.84%	0.00% to 0.00%	8.52% to	8.52%
December 31, 2005	1	$13.10724 to	$13.10724	$19	1.28%	0.00% to 0.00%	13.92% to	13.92%

	M Financial Brandes International Equity Fund

December 31, 2008	5	$11.84498 to	$11.84498	$64	4.33%	0.00% to 0.00%	–39.84% to	–39.84%
December 31, 2007	4	$19.69030 to	$19.69030	$74	2.56%	0.00% to 0.00%	8.01% to	8.01%
December 31, 2006	2	$18.23050 to	$18.23050	$41	1.89%	0.00% to 0.00%	26.78% to	26.78%
December 31, 2005	1	$14.37951 to	$14.37951	$13	4.61%	0.00% to 0.00%	10.55% to	10.55%

	M Financial Business Opportunity Value Fund

December 31, 2008	1	$10.83791 to	$10.83791	$13	0.04%	0.00% to 0.00%	–34.48% to	–34.48%
December 31, 2007	1	$16.54237 to	$16.54237	$14	1.10%	0.00% to 0.00%	5.44% to	5.44%
December 31, 2006	0	$15.68894 to	$15.68894	$4	0.58%	0.00% to 0.00%	13.89% to	13.89%
December 31, 2005	0	$13.77563 to	$13.77563	$2	0.78%	0.00% to 0.00%	7.81% to	7.81%

	AST Cohen & Steers Realty Portfolio (became available October 17, 2005)

December 31, 2008	8	$7.71717 to	$7.71717	$58	4.13%	0.10% to 0.10%	–35.11% to	–35.11%
December 31, 2007	4	$11.89316 to	$11.89316	$53	5.73%	0.10% to 0.10%	–20.02% to	–20.02%
December 31, 2006	2	$14.86960 to	$14.86960	$33	0.53%	0.10% to 0.10%	36.60% to	36.60%
December 31, 2005	0	$10.88564 to	$10.88564	$0	0.00%	0.10% to 0.10%	8.19% to	8.19%

	AST UBS Dynamic Alpha Portfolio (became available October 17, 2005)

December 31, 2008	3	$9.75476 to	$9.75476	$32	0.22%	0.10% to 0.10%	–17.70% to	–17.70%
December 31, 2007	1	$11.85230 to	$11.85230	$9	0.91%	0.10% to 0.10%	1.84% to	1.84%
December 31, 2006	0	$11.63805 to	$11.63805	$5	2.52%	0.10% to 0.10%	11.03% to	11.03%
December 31, 2005	0	$10.48192 to	$10.48192	$0	0.00%	0.10% to 0.10%	4.73% to	4.73%

A52

Note 7:	Financial Highlights (Continued)

	At year ended				For year ended

	Units (000s)	Unit Value Lowest – Highest		Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest – Highest	Total Return*** Lowest – Highest

	AST DeAm Large-Cap Value Portfolio (became available October 17, 2005)

December 31, 2008	10	$8.25207 to	$8.25207	$85	2.29%	0.10% to 0.10%	–37.36% to	–37.36%
December 31, 2007	5	$13.17406 to	$13.17406	$72	1.66%	0.10% to 0.10%	1.08% to	1.08%
December 31, 2006	2	$13.03370 to	$13.03370	$27	0.37%	0.10% to 0.10%	21.60% to	21.60%
December 31, 2005	0	$10.71815 to	$10.71815	$2	0.00%	0.10% to 0.10%	6.54% to	6.54%

	AST Neuberger Berman Small-Cap Growth Portfolio (became available October 17, 2005)

December 31, 2008	2	$7.87214 to	$7.87214	$13	0.00%	0.10% to 0.10%	–42.60% to	–42.60%
December 31, 2007	0	$13.71336 to	$13.71336	$3	0.00%	0.10% to 0.10%	18.60% to	18.60%
December 31, 2006	0	$11.56299 to	$11.56299	$1	0.00%	0.10% to 0.10%	7.65% to	7.65%
December 31, 2005	0	$10.74134 to	$10.74134	$0	0.00%	0.10% to 0.10%	7.00% to	7.00%

	AST DeAm Small-Cap Value Portfolio (became available October 17, 2005 and expired July 18, 2008)

December 31, 2008	0	$0.00000 to	$0.00000	$0	2.48%	0.10% to 0.10%	–7.59% to	–7.59%
December 31, 2007	2	$10.24530 to	$10.24530	$20	1.14%	0.10% to 0.10%	–17.85% to	–17.85%
December 31, 2006	1	$12.47128 to	$12.47128	$13	0.19%	0.10% to 0.10%	19.83% to	19.83%
December 31, 2005	0	$10.40721 to	$10.40721	$0	0.00%	0.10% to 0.10%	4.07% to	4.07%

	AST Federated Aggressive Growth Portfolio (became available October 17, 2005)

December 31, 2008	3	$7.73785 to	$7.73785	$23	0.00%	0.10% to 0.10%	–44.15% to	–44.15%
December 31, 2007	1	$13.85377 to	$13.85377	$17	0.00%	0.10% to 0.10%	11.10% to	11.10%
December 31, 2006	0	$12.46956 to	$12.46956	$4	0.00%	0.10% to 0.10%	12.80% to	12.80%
December 31, 2005	0	$11.05474 to	$11.05474	$0	0.00%	0.10% to 0.10%	10.55% to	10.55%

	AST Small-Cap Value Portfolio (became available October 17, 2005)

December 31, 2008	13	$8.43205 to	$8.43205	$108	1.10%	0.10% to 0.10%	–29.79% to	–29.79%
December 31, 2007	8	$12.00890 to	$12.00890	$91	1.25%	0.10% to 0.10%	–5.70% to	–5.70%
December 31, 2006	4	$12.73508 to	$12.73508	$50	0.17%	0.10% to 0.10%	19.92% to	19.92%
December 31, 2005	0	$10.61923 to	$10.61923	$3	0.00%	0.10% to 0.10%	6.27% to	6.27%

	AST Goldman Sachs Mid-Cap Growth Portfolio (became available October 17, 2005)

December 31, 2008	9	$7.93227 to	$7.93227	$74	0.00%	0.10% to 0.10%	–40.85% to	–40.85%
December 31, 2007	2	$13.41062 to	$13.41062	$26	0.00%	0.10% to 0.10%	19.23% to	19.23%
December 31, 2006	0	$11.24783 to	$11.24783	$4	0.00%	0.10% to 0.10%	6.17% to	6.17%
December 31, 2005	0	$10.59405 to	$10.59405	$0	0.00%	0.10% to 0.10%	5.46% to	5.46%

	AST Marsico Capital Growth Portfolio (became available October 17, 2005)

December 31, 2008	69	$6.09083 to	$7.43832	$444	0.45%	0.10% to 0.90%	–43.71% to	–39.47%
December 31, 2007	5	$13.21537 to	$13.21537	$60	0.31%	0.10% to 0.10%	14.85% to	14.85%
December 31, 2006	1	$11.50673 to	$11.50673	$14	0.01%	0.10% to 0.10%	7.13% to	7.13%
December 31, 2005	0	$10.74095 to	$10.74095	$1	0.00%	0.10% to 0.10%	7.17% to	7.17%

	AST MFS Growth Portfolio (became available October 17, 2005)

December 31, 2008	3	$8.48930 to	$8.48930	$21	0.26%	0.10% to 0.10%	–36.37% to	–36.37%
December 31, 2007	1	$13.34068 to	$13.34068	$17	0.04%	0.10% to 0.10%	14.99% to	14.99%
December 31, 2006	1	$11.60124 to	$11.60124	$8	0.00%	0.10% to 0.10%	9.55% to	9.55%
December 31, 2005	0	$10.58963 to	$10.58963	$0	0.00%	0.10% to 0.10%	5.51% to	5.51%

	AST Neuberger Berman Mid-Cap Growth Portfolio (became available October 17, 2005)

December 31, 2008	3	$8.63751 to	$8.63751	$22	0.00%	0.10% to 0.10%	–43.24% to	–43.24%
December 31, 2007	4	$15.21710 to	$15.21710	$61	0.00%	0.10% to 0.10%	22.08% to	22.08%
December 31, 2006	2	$12.46468 to	$12.46468	$28	0.00%	0.10% to 0.10%	13.94% to	13.94%
December 31, 2005	0	$10.93943 to	$10.93943	$1	0.00%	0.10% to 0.10%	8.59% to	8.59%

	AST PIMCO Limited Maturity Bond Portfolio (became available October 17, 2005)

December 31, 2008	4	$11.25675 to	$11.25675	$45	5.40%	0.10% to 0.10%	1.01% to	1.01%
December 31, 2007	3	$11.14366 to	$11.14366	$32	5.40%	0.10% to 0.10%	6.69% to	6.69%
December 31, 2006	2	$10.44481 to	$10.44481	$23	3.04%	0.10% to 0.10%	3.72% to	3.72%

A53

Note 7:	Financial Highlights (Continued)

	At year ended				For year ended

	Units (000s)	Unit Value Lowest – Highest		Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest – Highest	Total Return*** Lowest – Highest

	AST T. Rowe Price Natural Resources Portfolio (became available October 17, 2005)

December 31, 2008	25	$8.97298 to	$8.97298	$227	0.58%	0.10% to 0.10%	–50.03% to	–50.03%
December 31, 2007	14	$17.95833 to	$17.95833	$243	0.80%	0.10% to 0.10%	40.37% to	40.37%
December 31, 2006	6	$12.79360 to	$12.79360	$78	0.20%	0.10% to 0.10%	15.75% to	15.75%
December 31, 2005	0	$11.05306 to	$11.05306	$1	0.00%	0.10% to 0.10%	9.35% to	9.35%

	AST MFS Global Equity Portfolio (became available October 17, 2005)

December 31, 2008	3	$9.40407 to	$9.40407	$29	1.20%	0.10% to 0.10%	–34.05% to	–34.05%
December 31, 2007	2	$14.26042 to	$14.26042	$29	2.63%	0.10% to 0.10%	9.29% to	9.29%
December 31, 2006	1	$13.04794 to	$13.04794	$16	0.55%	0.10% to 0.10%	24.18% to	24.18%

	AST JPMorgan International Equity Portfolio (became available October 17, 2005)

December 31, 2008	13	$8.32902 to	$8.32902	$112	2.35%	0.10% to 0.10%	–41.44% to	–41.44%
December 31, 2007	7	$14.22255 to	$14.22255	$104	2.04%	0.10% to 0.10%	9.33% to	9.33%
December 31, 2006	4	$13.00880 to	$13.00880	$47	0.63%	0.10% to 0.10%	22.67% to	22.67%
December 31, 2005	0	$10.60464 to	$10.60464	$3	0.00%	0.10% to 0.10%	7.06% to	7.06%

	AST T. Rowe Price Global Bond Portfolio (became available October 17, 2005)

December 31, 2008	5	$11.27158 to	$11.27158	$57	4.43%	0.10% to 0.10%	–2.53% to	–2.53%
December 31, 2007	5	$11.56442 to	$11.56442	$52	3.09%	0.10% to 0.10%	9.54% to	9.54%
December 31, 2006	3	$10.55767 to	$10.55767	$29	1.19%	0.10% to 0.10%	6.17% to	6.17%
December 31, 2005	0	$9.94454 to	$9.94454	$2	0.00%	0.10% to 0.10%	–0.29% to	–0.29%

	M Financial Frontier Capital Appreciation Fund

December 31, 2008	1	$9.81970 to	$9.81970	$6	0.00%	0.00% to 0.00%	–42.03% to	–42.03%
December 31, 2007	0	$16.93924 to	$16.93924	$6	0.00%	0.00% to 0.00%	11.92% to	11.92%

	American Century VP Mid Cap Value Fund - Class 1 Shares**** (available May 1, 2008)

December 31, 2008	0	$7.68954 to	$7.68954	$2	0.00%	0.10% to 0.10%	–24.65% to	–24.65%

	AST Large-Cap Value Portfolio (available May 1, 2008)

December 31, 2008	245	$6.13644 to	$6.16939	$1,512	1.63%	0.10% to 0.90%	–39.72% to	–39.40%

	AST Small-Cap Growth Portfolio (available May 1, 2008)

December 31, 2008	119	$6.78407 to	$6.82044	$810	0.00%	0.10% to 0.90%	–33.14% to	–32.78%

	The Dreyfus Socially Responsible Growth Fund - Service Shares**** (available May 1, 2008)

December 31, 2008	0	$6.94043 to	$6.94043	$0	0.00%	0.10% to 0.10%	–31.73% to	–31.73%

	Prudential Jennison 20/20 Focus Portfolio (available May 1, 2008)

December 31, 2008	7	$6.13465 to	$6.13465	$40	0.00%	0.10% to 0.10%	–39.76% to	–39.76%

	JPMorgan Insurance Trust Intrepid Mid Cap Portfolio - Class 1 Shares**** (available May 1, 2008)

December 31, 2008	0	$6.50477 to	$6.50477	$0	0.00%	0.10% to 0.10%	–35.75% to	–35.75%

	MFS Utilities Series - Initial Class (available May 1, 2008)

December 31, 2008	2	$6.39575 to	$6.39575	$13	0.00%	0.10% to 0.10%	–36.47% to	–36.47%

	Neuberger Berman Adviser’s Management Trust Socially Responsive Portfolio (available May 1, 2008)

December 31, 2008	0	$6.31123 to	$6.31123	$0	0.00%	0.10% to 0.10%	–38.47% to	–38.47%

	AST T. Rowe Price Large-Cap Growth Portfolio (available May 1, 2008)

December 31, 2008	122	$6.25402 to	$6.28759	$764	0.13%	0.10% to 0.90%	–38.57% to	–38.24%

A54

Note 7:	Financial Highlights (Continued)

* These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

** These ratios represent the annualized contract expenses of the separate account, net of reimbursement of excess expenses, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account, the total return is calculated for each of the five years in the period ended December 31, 2008 or from the effective date of the subaccount through the end of the reporting period. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period.

**** Represents a fund containing less than 1,000 units or $1,000 in net assets.

Charges and Expenses

A. Mortality Risk and Expense Risk Charges

The mortality risk and expense risk charges, at an effective annual rate of up to 0.60%, 0.90%, 0.50%, 0.90%, 0.45% and 0.10%, are applied daily against the net assets of VAL, PRUvider, PSEL III, SVUL, VUL, and ENVUL contract owners held in each subaccount, respectively. No mortality risk and expense risk charges are applied to the MPVUL contracts. Mortality risk is that contract owners may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life of New Jersey. Pruco Life of New Jersey currently intends to charge only 0.20% on PSEL III contracts but reserves the right to make the full 0.50% charge. For VUL contracts Pruco Life of New Jersey intends to charge only 0.25% but reserves the right to charge 0.45%. The mortality risk and expense risk charges are assessed through reduction in unit values.

B. Deferred Sales Charge

A deferred sales charge is imposed upon surrenders of certain VAL, PRUvider and SVUL contracts to compensate Pruco Life of New Jersey for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the contract was issued but will not exceed 45% of one scheduled annual premium for VAL contracts, 50% of the first year’s primary annual premium for PRUvider contracts and 0.8% of the basic insurance amount for SVUL contracts. No sales charge will be imposed after the tenth year of the contract. No sales charge will be imposed on death benefits. The deferred sales charge is assessed through the redemption of units.

C. Partial Withdrawal Charge

A charge is imposed by Pruco Life of New Jersey on partial withdrawals of the cash surrender value. A charge equal to the lesser of $15 or 2% and $25 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a VAL or PRUvider contract and PSEL III, SVUL, VUL or ENVUL contract, respectively. The range for withdrawal charges is 0% - 2%. This charge is assessed through the redemption of units.

A55

Note 7:	Financial Highlights (Continued)

D. Expense Reimbursement

The Account is reimbursed by Pruco Life of New Jersey for expenses in excess of 0.40% of the VAL product’s average daily net assets incurred by the Prudential Money Market, Prudential Diversified Bond, Prudential Equity, Prudential Flexible Managed and Prudential Conservative Balanced Portfolios of the Series Fund. This reimbursement is applied through an increase in unit values.

E. Cost of Insurance and Other Related Charges

Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions are for (1) transaction costs which are deducted from each premium payment to cover premium collection and processing costs; (2) state premium taxes; and (3) sales charges for VAL, PRUvider, VUL, SVUL, PSEL III and ENVUL contracts which are deducted in order to compensate Pruco Life of New Jersey for the cost of selling the contract. Sales charges will not exceed 5% of each premium payment for VAL, 0.5% of the primary annual premium for PRUvider, 6% of premiums paid for VUL, 12% of premiums paid for PRUvider,15% of premiums received for PSEL III and 6% of premiums paid for ENVUL contracts. Contracts are also subject to monthly charges for the costs of administering the contract and to compensate Pruco Life of New Jersey for the guaranteed minimum death benefit risk. These charges are assessed through the redemption of units.

Note 8:	Other

Contract owner net payments — represent contract owner contributions under the Variable Life Policies reduced by applicable deductions, charges, and state premium taxes.

Policy loans — represent amounts borrowed by contractholders using the policy as the security for the loan.

Policy loan repayments and interest — represent payments made by contractholders to reduce the total outstanding policy loan balance.

Surrenders, withdrawals, and death benefits — are payments to contract owners and beneficiaries made under the terms of the Variable Life Policies, and amounts that contract owners have requested to be withdrawn or paid to them.

Net transfers between other subaccounts or fixed rate options — are amounts that contract owners have directed to be moved among subaccounts, including permitted transfers to and from the Guaranteed Interest Account and Market Value Adjustment.

A56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of

Pruco Life of New Jersey Variable Appreciable Account

and the Board of Directors of

Pruco Life Insurance Company of New Jersey

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts listed in Note 1 of the Pruco Life of New Jersey Variable Appreciable Account at December 31, 2008, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company of New Jersey. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2008 with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York

April 9, 2009

A57

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

FINANCIAL STATEMENTS

Pruco Life Insurance Company of New Jersey

Statements of Financial Position
As of December 31, 2008 and 2007 (in thousands, except share amounts)

	2008	2007
ASSETS
Fixed maturities available for sale, at fair value (amortized cost, 2008 - $865,995 ; 2007 - $898,932)	$796,022	$903,520

Equity securities available for sale, at fair value (amortized cost, 2008$4,143: $; 2007: $4,143)	2,809	4,408

Policy loans	169,924	166,373
Short term investments	8,137	12,376
Commercial loans	147,395	101,583
Other long term investments	7,797	5,631

Total investments	1,132,084	1,193,891
Cash and cash equivalents	69,811	33,185
Deferred policy acquisition costs	326,806	273,144
Accrued investment income	15,025	14,182
Reinsurance recoverables	301,336	186,587
Receivables from parent and affiliates	50,377	43,920
Deferred sales inducements	28,014	21,957
Other assets	4,226	3,217
Separate account assets	2,306,566	2,926,421

TOTAL ASSETS	$4,234,245	$4,696,504

LIABILITIES AND STOCKHOLDER’S EQUITY
LIABILITIES
Policyholders’ account balances	910,344	805,605
Future policy benefits and other policyholder liabilities	458,129	312,637
Cash collateral for loaned securities	16,131	26,060
Securities sold under agreement to repurchase	22,496	14,621
Income taxes payable	66,793	86,328
Short term debt from affiliates	100	55,863
Payables to parent and affiliates	9,822	8,304
Other liabilities	29,546	34,226
Separate account liabilities	2,306,566	2,926,421

Total liabilities	$3,819,927	$4,270,065

COMMITMENTS AND CONTINGENT LIABILITIES (See Note 12)

STOCKHOLDER’S EQUITY
Common stock, ($5 par value; 400,000 shares, authorized; issued and outstanding;	2,000	2,000
Additional Paid-in capital	168,998	168,998
Retained earnings	273,964	252,259
Accumulated other comprehensive income	(30,644)	3,182

Total stockholder’s equity	414,318	426,439

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$4,234,245	$4,696,504

See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Operations and Comprehensive Income
Years Ended December 31, 2008, 2007 and 2006 (in thousands)

	2008	2007	2006
REVENUES

Premiums	$14,903	$12,442	$8,947
Policy charges and fee income	75,712	76,851	59,650
Net investment income	68,001	66,705	65,628
Realized investment gains/(losses), net	(26,955)	(2,201)	(13,900)
Asset administration fees	7,395	6,968	6,086
Other income	5,154	4,203	3,079

Total revenues	144,210	164,968	129,490

BENEFITS AND EXPENSES

Policyholders’ benefits	30,454	16,747	16,900
Interest credited to policyholders’ account balances	30,684	31,525	30,394
General, administrative and other expenses	57,249	60,947	31,785

Total benefits and expenses	118,387	109,219	79,079

Income from operations before income taxes	25,823	55,749	50,411

Income taxes:
Current	1,033	12,044	(596)
Deferred	3,085	3,502	12,073

Total income tax expense	4,118	15,546	11,477

NET INCOME	21,705	40,203	38,934

Change in net unrealized investment (losses)/ gains and changes in foreign currency translation, net of taxes	(33,826)	(849)	3,196

COMPREHENSIVE (LOSS)/INCOME	$(12,121)	$39,354	$42,130

See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Stockholder’s Equity
Years Ended December 31, 2008, 2007 and 2006 (in thousands)

Accumulated Other Comprehensive Income Gain (Loss)

	Common Stock	Additional Paid–in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Net Unrealized Investment Gains (Loss)	Total Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
Balance, January 1, 2006	$2,000	$168,689	$173,584	$—	$835	$835	$345,108

Net income	—	—	38,934	—	—	—	38,934

Stock-based compensation programs	—	—	—	—	—	—	—

Cumulative effect of change in accounting principles, net of taxes	—	—	—	29	—	29	29

Change in net unrealized investment (losses), net of taxes					3,167	3,167	3,167

Balance, December 31, 2006	$2,000	$168,689	$212,518	$29	$4,002	$4,031	$387,238

Net income	—	—	40,203	—	—	—	40,203

Stock-based compensation programs	—	309	—	—	—	—	309

Cumulative effect of change in accounting principles, net of taxes	—	—	(462)	—	—	—	(462)

Change in foreign currency translation adjustments, net of taxes	—	—	—	79	—	79	79
Change in net unrealized investment gains, net of taxes	—	—	—	—	(928)	(928)	(928)

Balance, December 31, 2007	$2,000	$168,998	$252,259	$108	$3,074	$3,182	$426,439

Net income	—	—	21,705	—	—	—	21,705

Change in foreign currency translation adjustments, net of taxes	—	—	—	(82)	—	(82)	(82)

Change in net unrealized investment (losses), net of taxes	—	—	—	—	(33,744)	(33,744)	(33,744)

Balance, December 31, 2008 2007	$2,000	$168,998	$273,964	$26	$(30,670)	$(30,644)	$414,318

See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006 (in thousands)

	2008	2007	2006
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net income	$21,705	$40,203	$38,934
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Policy charges and fee income	(20,623)	(18,072)	(11,894)
Interest credited to policyholders’ account balances	30,685	31,525	30,394
Realized investment losses (gains), net	26,955	2,201	13,900
Amortization and other non-cash items	(1,115)	(785)	874
Change in:
Future policy benefits and other insurance liabilities	134,888	62,600	46,631
Reinsurance recoverable	(114,749)	(51,577)	(42,733)
Accrued investment income	(842)	(583)	2,635
Receivables from parent and affiliates	(4,125)	(14,183)	2,459
Payable to parent and affiliates	1,518	5,927	(487)
Deferred policy acquisition costs	(11,286)	(15,117)	(33,979)
Income taxes payable	(1,323)	(828)	12,707
Deferred sales inducements	(6,057)	(3,065)	(5,395)
Other, net	(6,930)	(11,796)	6,832

Cash Flows From (USED IN) Operating Activities	48,701	26,450	60,878

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Proceeds from the sale/maturity/prepayment of:
Fixed maturities available for sale	248,848	276,137	1,038,341
Policy loans	18,682	18,356	17,070
Commercial loans	2,571	1,003	633
Payments for the purchase of:
Fixed maturities available for sale	(234,739)	(254,782)	(981,995)
Policy loans	(14,948)	(16,983)	(15,012)
Commercial loans	(44,424)	(54,057)	(29,360)
Notes from parent and affiliates, net	(3,417)	(10,060)	(9,576)
Other long term investments, net	(1,870)	(3,043)	(1,786)
Short term investments, net	4,227	(1,123)	12,258

Cash Flows From (USED IN) Investing Activities	(25,070)	(44,552)	30,573

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:

Policyholders’ account deposits	307,531	236,972	237,496
Policyholders’ account withdrawals	(233,394)	(282,630)	(259,645)
Net change in securities sold under agreement to repurchase and cash collateral for loaned securities, net	(2,054)	8,464	(56,022)
Net change in financing arrangements (maturities 90 days or less)	(59,088)	28,938	(69,777)

Cash Flows From (USED IN) Financing Activities	12,995	(8,256)	(147,948)

Net increase (decrease) in cash and cash equivalents	36,626	(26,358)	(56,497)
Cash and cash equivalents, beginning of year	33,185	59,543	116,040

CASH AND CASH EQUIVALENTS, END OF YEAR	$69,811	$33,185	$59,543

SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes paid(refunded)	$5,441	$16,373	$(1,230)

Interest paid	$556	$536	$1,077

See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

1. BUSINESS

Pruco Life Insurance Company of New Jersey, or “the Company,” is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. The Company is licensed to sell interest-sensitive individual life insurance, variable life insurance, term insurance, variable annuities, and fixed annuities contracts only in the states of New Jersey and New York.

The Company is a wholly owned subsidiary of Pruco Life Insurance Company, or “Pruco Life”, a stock life insurance company organized in 1971 under the laws of the state of Arizona. Pruco Life, in turn, is a wholly owned subsidiary of The Prudential Insurance Company of America, or “Prudential Insurance”, an insurance company founded in 1875 under the laws of the state of New Jersey. On December 18, 2001, (“the date of demutualization”), Prudential Insurance converted from a mutual life insurance company to a stock life insurance company and became an indirect wholly owned subsidiary of Prudential Financial, Inc., or “Prudential Financial.”

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products and individual annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or “GAAP”. The Company has extensive transactions and relationships with Prudential Insurance and other affiliates, (as more fully described in Note 13 to the Financial Statements). Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; valuation of investments including derivatives (in the absence of quoted market values) and the recognition of other-than-temporary impairments; future policy benefits including guarantees; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

Investments

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as “available for sale” are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount is included in “Net investment income” under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. The amortized cost of fixed maturities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities classified as “available for sale,” net of tax, and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in “Accumulated other comprehensive income (loss).”

Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity securities are comprised of common stock and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in “Accumulated other comprehensive income (loss).” The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in “Net investment income” when declared.

Commercial loans are carried at unpaid principal balances, net of unamortized premiums or discounts and an allowance for losses. Interest income, as well as prepayment fees and the amortization of related premiums or discounts, is included in “Net investment income.” The allowance for losses includes a loan specific reserve for non-performing loans and a portfolio reserve for probable incurred but not specifically identified losses. Non-performing loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. These loans are measured at the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on non-performing loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income, according to management’s judgment as to the collectibility of principal. Management discontinues accruing interest on non-performing loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has doubts about collectibility. When a loan is recognized as non-performing, any accrued but uncollectible interest is charged to interest income in the period the loan is deemed non-performing. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company’s past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors. The changes in the allowance for loan losses, are reported in “Realized investment (losses), net.”

Securities repurchase and resale agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short term in nature, and therefore, the carrying amounts of these instruments approximate fair value. Securities repurchase and resale agreements are collateralized by cash, U.S. government and government agency securities. Securities loaned are collateralized principally by cash and U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company’s policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same as those sold. Income and expenses related to these transactions executed within the insurance subsidiary used to earn spread income are reported as “Net investment income,” however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in “General and administrative expenses”).

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company’s securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are generally reported as “Net investment income;” however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in “General and administrative expenses”).

Short-term investments consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are generally carried at fair value.

Other long-term investments consist of the Company’s investments in joint ventures and limited partnerships in which the Company does not exercise control, as well as investments in the Company’s own separate accounts, which are carried at fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

accounting, except in instances in which the Company’s interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company’s share of net income from investments in joint ventures and partnerships is generally included in “Net investment income.”

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for other-than-temporary impairments. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on and other loans, fair value changes on commercial mortgage loans carried at fair value, fair value changes on embedded derivatives and derivatives that do not qualify for hedge accounting treatment.

The Company’s available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); (3) the Company’s ability and intent to hold the investment for a period of time to allow for a recovery of value; and (4) the financial condition of and near-term prospects of the issuer. In addition, for its impairment review of asset-backed fixed maturity securities with a credit rating below AA, the Company forecasts its best estimate of the prospective future cash flows of the security to determine if the present value of those cash flows, discounted using the effective yield of the most recent interest accrual rate, has decreased from the previous reporting period. When a decrease from the prior reporting period has occurred and the security’s fair value is less than its carrying value, the carrying value of the security is reduced to its fair value, with a corresponding charge to earnings. The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income in future periods based upon the amount and timing of expected future cash flows of the security, if the recoverable value of the investment, based upon reasonably estimable cash flow is greater than the carrying value of the investment after the impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments, and other debt issues with maturities of three months or less when purchased. The Company also engages in overnight borrowing and lending of funds with Prudential Financial and affiliates which are considered cash and cash equivalents.

Deferred Policy Acquisition Costs

The Company is charged distribution expenses from Prudential Insurance’s agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement. These costs include commissions and variable field office expenses. The Company is also allocated costs of policy issuance and underwriting from Prudential Insurance’s general and administrative expense allocation system. The Company also is charged commissions from third parties, which are primarily capitalized as deferred acquisition costs (“DAC”).

The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. For annuity products, the entire sales-based transfer pricing fee is deemed to be related to the production of new annuity business and is deferred. For life products, there is a look-through into the expenses incurred by Prudential Insurance’s agency network and expenses that are considered to be related to the production of new insurance business are deferred. The cost of policy issuance and underwriting are also considered to be related primarily to the production of new insurance and annuity business and are fully deferred.

DAC is subject to recoverability testing at the end of each accounting period. DAC, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in “Accumulated other comprehensive income (loss).”

Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (the periods range from 25 to 99 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges and the performance of hedging programs based on historical and anticipated future experience, which is updated periodically.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

We continue to derive our future rate of return assumptions using a reversion to the mean approach, a common industry practice. Under this approach, we consider actual returns over a period of time and initially adjust future projected returns so that the assets grow at the expected rate of return for the entire period. However, beginning in the fourth quarter of 2008, the projected future rate of return calculated using the reversion to the mean approach was greater than 10.9% on variable life products and 10.5% on variable annuity products, our maximum future rate of return assumption. As a result, we utilized the maximum future rate of return, thereby limiting the impact of the reversion to the mean, and further decreasing our estimate of total gross profits. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in “General administrative and other expenses” in the period such estimated gross profits are revised.

DAC related to term insurance are amortized over the initial level premium period for Term Elite/Essential business issued before April 2005 and 30 years for the business sold since April 2005.

The Company and Prudential Insurance have offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by the Company or Prudential Insurance for another form of policy or contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense an estimate of the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, the unamortized DAC on the surrendered policies is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies. The Company adopted Statement of Position (“SOP”) 05-1 “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” on January 1, 2007. See “New Accounting Pronouncements.”

Reinsurance recoverables

Reinsurance recoverables include corresponding payables and receivables associated with reinsurance arrangements with affiliates. For additional information about these arrangements see Note 13 to the Financial Statements.

Separate account assets and liabilities

Separate account assets are reported at fair value and represent segregated funds, which are invested for certain policyholders, and other customers. The assets consist of equity securities, fixed maturities, real estate related investments, real estate mortgage loans and short-term investments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities represent the contractholder’s account balance in separate account assets. See Note 8 to the Financial Statements for additional information regarding separate account arrangements with contractual guarantees. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in “Policy charges and fee income.” Asset administration fees charged to the accounts are included in “Asset administration fees.”

Deferred Sales inducements

The Company provides sales inducements to contractholders, which primarily include an up-front bonus added to the contractholder’s initial deposit for certain annuity contracts. These costs are deferred and recognized on the statement of financial position in other assets. They are amortized using the same methodology and assumptions used to amortized deferred policy acquisition costs. The amortization expense is included as a component of interest credited to policyholders’ account balances.

Other assets and other liabilities

Other assets consist primarily of premiums due, certain restricted assets, and receivables resulting from sales of securities that had not yet settled at the balance sheet date. Other liabilities consist primarily of accrued expenses, technical overdrafts, and payables resulting from purchases of securities that had not yet been settled at the balance sheet date.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Policyholders’ account balances

The Company’s liability for policyholders’ account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits plus interest credited less policyholder withdrawals and other charges assessed against the account balance. These policyholders’ account balances also include provision for benefits under non-life contingent payout annuities and certain unearned revenues.

Future policy benefits

The Company’s liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. For life insurance, and annuity products, expected mortality or morbidity is generally based on the Company’s historical experience or standard industry tables including a provision for the risk of adverse deviation. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and morbidity and interest rate assumptions are “locked-in” upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation.

The Company’s liability for future policy benefits also includes net liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts, which are discussed more fully in Note 8, and certain unearned revenues.

Contingent Liabilities

Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition

Premiums from individual life products, other than interest-sensitive life contracts, are recognized when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net level premium method.

Certain individual annuity contracts provide the holder a guarantee that the benefit received upon death or annuitization will be no less than a minimum prescribed amount. These benefits are accounted for as insurance contracts and are discussed in further detail in Note 8. The Company also provides contracts with certain living benefits which are considered embedded derivatives. These contracts are discussed in further detail in Note 8.

Amounts received as payment for interest-sensitive individual life contracts, are reported as deposits to “Policyholders’ account balances.” Revenues from these contracts are reflected in “Policy charges and fee income” consisting primarily of fees assessed during the period against the policyholders’ account balances for mortality charges, policy administration charges and surrender charges. In addition to fees, the Company earns investment income from the investment of policyholders’ deposits in the Company’s general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited to policyholders’ account balances and amortization of DAC.

Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Administration Fees

The Company receives asset administration fee income from policyholders’ account balances invested in The Prudential Series Funds or, “PSF,” which are a portfolio of mutual fund investments related to the Company’s separate account products. Also the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds (see Note 13 to the Financial Statements). In addition, the Company receives fees from policyholders’ account balances invested in funds managed by companies other than Prudential Insurance. Asset administration fees are recognized as income when earned.

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company, may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models. Values can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns and liquidity. Values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in valuation models.

Derivatives are used to manage the characteristics of the Company’s asset/liability mix, as well as interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded within “Other long term investments,” in the Statement of Financial Position except for embedded derivatives, which are recorded in the Statement of Financial Position with the associated host contract. As discussed in detail below and in Note 11, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges, are recorded in current earnings. Cash flows from these derivatives are reported in the investing activities section in the Statements of Cash Flows.

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment (“fair value” hedge), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), (3) a foreign currency fair value or cash flow hedge (“foreign currency” hedge), or (4) a derivative entered into as an economic hedge that does not qualified for hedge accounting. During the years ended December 31, 2008, 2007 and 2006 none of the Company’s derivatives qualify for hedge accounting treatment.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in “Realized investment gains (losses), net.”

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in “Realized investment gains (losses), net” without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that may contain derivative instruments that are “embedded” in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in “Realized investment gains (losses), net.”

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a member of the consolidated federal income tax return of Prudential Financial and files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential Financial, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount that is more likely than not to be realized.

New Accounting Pronouncements

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20.” This FSP revises other-than-temporary-impairment guidance for beneficial interests in securitized financial assets that are within the scope of Issue 99-20. This FSP is effective for interim and annual reporting periods ending after December 15, 2008. Accordingly, the Company adopted this guidance effective December 31, 2008. The Company’s adoption of this guidance did not have a material effect on the Company’s financial position or results of operations.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” This FSP clarifies the application of SFAS No. 157 in a market that is not active and applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. Accordingly, the Company adopted this guidance effective September 30, 2008. The Company’s adoption of this guidance did not have a material effect on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees” an amendment of FASB Statement No. 133 and FASB Interpretation No. 45. This FSP requires sellers of credit derivatives and certain guarantees to disclose (a) the nature of the credit derivative, the reason(s) for entering into the credit derivative, approximate term, performance triggers, and the current status of the performance risk; (b) the undiscounted maximum potential amount of future payments the seller could be required to make before considering any recoveries from recourse provisions or collateral; (c) the credit derivative’s fair value; (d) the nature of any recourse provisions and any collateral assets held to ensure performance. This FSP also requires the above disclosures for hybrid instruments that contain embedded derivatives and amends paragraph 13 of FIN 45 to require disclosure of the current status of the guarantee’s performance risk. This FSP is effective for interim and annual reporting periods ending after December 15, 2008. Accordingly, the Company adopted this guidance effective December 31, 2008. The Company’s adoption of this guidance did not have a material effect on the Company’s financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” an amendment of SFAS No. 133. This statement amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Company will adopt this guidance effective January 1, 2009. The Company’s adoption of this guidance is not expected to have a material effect on the Company’s financial position or results of operations.

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”. The FSP provides recognition and derecognition guidance for a repurchase financing transaction, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties, that is entered into contemporaneously with or in contemplation of, the initial transfer. The FSP is effective for fiscal years beginning after November 15, 2008. The FSP is to be applied prospectively to new transactions entered into after the adoption date. The Company will adopt this guidance effective January 1, 2009. The Company is currently assessing the impact of this FSP on the Company’s financial position and results of operations.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” This FSP applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 delays the effective date of SFAS No. 157 or these items to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of this FSP on the Company’s financial position and results of operations.

In January 2008, the FASB issued Statement No. 133 Implementation Issue No. E23, “Hedging—General: Issues Involving the Application of the Shortcut Method under Paragraph 68.” Implementation Issue No. E23 amends Statement No. 133, paragraph 68 with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness. This implementation guidance was effective for hedging relationships designated on or after January 1, 2008. The Company’s adoption of this guidance effective January 1, 2008 did not have a material effect on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Financial Statements.” SFAS No. 160 will change the accounting for minority interests, which will be recharacterized as noncontrolling interests and classified by the parent company as a component of equity. The Company will adopt this guidance effective January 1, 2009. Upon adoption, SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. The Company’s adoption of this guidance is not expected to have a materialeffect on the Company’s financial position or results of operations, but will affect financial statement presentation and disclosure.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement provides companies with an option to report selected financial assets and liabilities at fair value, with the associated changes in fair value reflected in the Statements of Operations. The Company has adopted this guidance effective January 1, 2008. The Company’s adoption of this guidance did not have a material effect on the Company’s financial position or results of operations.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” The interpretations in this SAB express the Staff’s views regarding the process of quantifying financial statement misstatements. Specifically, the SEC staff believes that registrants must quantify the impact on current period financial statements of correcting all misstatements, including both those occurring in the current period and the effect of reversing those that have accumulated from prior periods. This SAB should be applied beginning with the first fiscal year ending after November 15, 2006, with early adoption encouraged. Since the Company’s method for quantifying financial statement misstatements already considers those occurring in the current period and the effect of reversing those that have accumulated from prior periods, the adoption of SAB No. 108 had no effect to the financial position and result of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Company has adopted this guidance effective January 1, 2008. The Company’s adoption of this guidance did not have a material effect on the Company’s financial position or results of operations.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes,” an Interpretation of FASB Statement No. 109. See Note 7 for details regarding the adoption of this pronouncement.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments.” This statement eliminates an exception from the requirement to bifurcate an embedded derivative feature from beneficial interests in securitized financial assets. The Company has relied upon this exception for certain investments that the Company has made in securitized financial assets in the normal course of operations, and thus has not previously had to consider whether such investments contain an embedded derivative. The new requirement to identify embedded derivatives in beneficial interests will be applied on a prospective basis only to beneficial interests acquired, issued, or subject to certain remeasurement conditions after the adoption of the guidance. This statement also provides an election, on an instrument by instrument basis, to measure at fair value an entire hybrid financial instrument that contains an embedded derivative requiring bifurcation, rather than measuring only the embedded derivative on a fair value basis. If the fair value election is chosen, changes in unrealized gains and losses are reflected in the Statements of Operations. The Company adopted this guidance effective January 1, 2007. The Company’s adoption of this guidance did not have a material effect on the Company’s financial position or results of operations.

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs, including deferred policy acquisition costs, and deferred sales inducements, on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract, and was effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 on January 1, 2007, which resulted in a net after-tax reduction to retained earnings of $0.2 million.

Reclassifications

Certain amounts in the prior years have been reclassified to conform to the current year presentation.

3. INVESTMENTS

Fixed Maturities and Equity Securities :

The following tables provide additional information relating to fixed maturities and equity securities as of December 31:

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. Government authorities and agencies	$30,556	$3,721	$—	$34,277

Foreign government bonds	9,391	573	7	9,957

Asset-backed securities (1)	103,724	1,582	18,827	86,479

Commercial mortgage-backed securities	104,156	157	15,110	89,203

Residential mortgage-backed securities (2)	119,788	5,064	983	123,869

Corporate securities	498,380	3,203	49,346	452,237

Total fixed maturities, available for sale	$865,995	$14,300	$84,273	$796,022

Equity securities, available for sale	$4,143	—	$1,334	$2,809

(1)	Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.

(2)	Includes publicly traded agency pass-through securities and collateralized mortgage obligations.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

3. INVESTMENTS (continued)

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. Government authorities and agencies	$6,289	$169	$—	$6,458
Foreign government bonds	9,529	848	—	10,377
Asset-backed securities	127,545	672	3,764	124,453
Commercial mortgage-backed securities	177,902	2,064	167	179,799
Residential mortgage-backed securities	113,398	2,204	36	115,566
Corporate securities	464,269	8,421	5,823	466,867

Total fixed maturities, available for sale	$898,932	$14,378	$9,790	$903,520

Equity securities, available for sale	$4,143	$265	—	$4 ,408

The amortized cost and estimated fair value of fixed maturities, by contractual maturities at December 31, 2008, is shown below:

	Available for Sale
	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$40,582	$40,381

Due after one year through five years	223,671	212,076

Due after five years through ten years	185,656	164,366

Due after ten years	88,417	79,648

Residential mortgage-backed securities	119,788	123,869
Commercial mortgage-backed securities	104,157	89,203

Asset-backed securities	103,724	86,479

Total	$865,995	$796,022

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

Proceeds from the sale of fixed maturities available for sale during 2008, 2007, and 2006 were $207 million, $202 million, and $949 million, respectively. Proceeds from maturities of fixed maturities available for sale during 2008, 2007, and 2006 were $43 million, and $66 million, and $96 million, respectively. Gross gains of $1 million, $2 million, and $1 million, and gross losses of $2 million, $1 million, and $15 million were realized on those sales during 2008, 2007, and 2006, respectively.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

3. INVESTMENTS (continued)

Other Long term Investments

The following table provides information relating to other long term investments as of December 31:

	2008	2007
	(in thousands)
Company’s investment in Separate accounts	$2,829	$3,049
Joint ventures and limited partnerships	6,171	4,153
Derivatives	(1,203)	(1,571)

Total other long- term investments	$7,797	$5,631

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

	2008	2007	2006
	(in thousands)
Fixed maturities, available for sale	$52,035	$52,845	$55,625
Policy loans	9,187	8,863	8,632
Commercial loans	8,216	4,641	1,789
Short term investments and cash equivalents	1,455	3,356	4,082
Other	261	751	599

Gross investment income	71,154	70,456	70,727
Less: investment expenses	(3,153)	(3,751)	(5,099)

Net investment income	$68,001	$66,705	$65,628

Realized investment gains/(losses), net, including charges for other than temporary impairments, for the years ended December 31, were from the following sources:

	2008	2007	2006
	(in thousands)
Fixed maturities, available for sale	$(10,575)	$965	$(14,374)
Derivatives	(15,496)	(2,709)	576
Commercial loans	(884)	(457)	(102)
Other	—	—	—

Realized investment losses, net	$(26,955)	$(2,201)	$(13,900)

The write-down for impairments that were deemed to be other than temporary for fixed maturities were $9 million for the year 2008 and less than $1 million for 2007 and 2006 respectively.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

3. INVESTMENTS (continued)

Commercial Loans

The Company’s commercial loans are comprised as follows as at December 31:

	2008		2007
	Amount (in thousands)	% of Total	Amount (in thousands)	% of Total
Commercial mortgage loans by property type
Apartment complexes	$16,387	11.0%	$$11,863	11.6%
Agricultural properties	15,980	10.7%	16,469	16.1%
Industrial buildings	36,439	24.5%	20,773	20.3%
Retail stores	14,453	9.7%	8,826	8.7%
Office buildings	21,505	14.5%	16,980	16.6%
Other	44,075	29.6%	27,232	26.7%

Total collateralized loans	148,839	100.0%	102,143	100.0%

Valuation allowance	(1,444)		(560)

Total net collateralized loans	147,395		101,583

Total commercial loans	$147,395		$101,583

The commercial loans are geographically dispersed throughout the United States with the largest concentrations in New York (10%) and Texas (11%) at December 31, 2008.

Activity in the allowance for losses for all commercial loans, for the years ended December 31, is as follows:

	2008	2007	2006
	(in thousands)
Allowance for losses, beginning of year	$560	$102	$—
Addition to allowance for losses	884	458	102

Allowance for losses, end of year	$1,444	$560	$102

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

3. INVESTMENTS (continued)

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on securities available for sale are included in the Statements of Financial Position as a component of “Accumulated other comprehensive income (loss), net of tax.” Changes in these amounts include reclassification adjustments to exclude from “Accumulated other comprehensive income (loss), net of tax” those items that are included as part of “Net income” for a period that also had been part of “Accumulated other comprehensive income (loss), net of tax” in earlier periods. The amounts for the years ended December 31, net of taxes, are as follows:

	Net Unrealized Gains (Losses) on Investments	Deferred policy Acquisition Costs	Policyholders’ Account Balances	Deferred Income Tax (Liability) Benefit	Accumulated other Comprehensive Income (Loss) Related to Net Unrealized Investment Gains (Losses)
	(in thousands)
Balance, January 1, 2006	$1,453	$112	$(281)	$(449)	$835
Net investment (losses) on investments arising during the period	21,752	—	—	(7,613)	14,139

Reclassification adjustment for gains included in net income	(14,373)	—	—	5,031	(9,342)

Impact of net unrealized investment losses on deferred policy acquisition costs	—	(3,701)	—	1,295	(2,406)

Impact of net unrealized investment gain on Policyholders’ account balances	—	—	1,194	(418)	776

Balance, December 31, 2006	$8,832	$(3,589)	$913	$(2,154)	$4,002

Net investment gains on investments arising during the period	(3,970)	—	—	1,389	(2,581)

Reclassification adjustment for gain included in net income	965	—	—	(338)	627

Impact of net unrealized investment (losses) on deferred policy acquisition costs	—	2,406	—	(842)	1,564

Impact of net unrealized investment (losses) on Policyholders’ account balances	—	—	(828)	290	(538)

Balance, December 31, 2007	$5,827	$(1,183)	$85	$(1,655)	$3,074

Net investment (losses) on investments arising during the period	(87,322)	—	—	30,563	(56,759)

Reclassification adjustment for (losses) included in net income	10,575	—	—	(3,702)	6,873

Impact of net unrealized investment gains on deferred policy acquisition costs	—	42,376	—	(14,832)	27,544

Impact of net unrealized investment gains on Policyholders’ account balances	—	—	(17,542)	6,140	(11,402)

Balance, December 31, 2008	$(70,920)	$41,193	$(17,457)	$16,514	$(30,670)

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

3. INVESTMENTS (continued)

The table below presents net unrealized gains/(losses) on investments by asset class at December 31,

	2008	2007	2006
		(in thousands)
Fixed maturities	$(69,973)	$4,588	$8,233
Other long term investments	(947)	1,239	599

Unrealized gains/losses on investments	$(70,920)	$5,827	$8,832

Duration of Gross Unrealized Loss Positions for Fixed Maturities and Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2008 and 2007 respectively:

	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Fixed maturities, available for sale: 2008

U.S. Treasury securities and obligations of U.S. government authorities and agencies	$—	$—	$—	$—	$—	$—
Foreign government bonds	1,846	7	—	—	1,846	7
Corporate securities	267,313	30,123	52,180	19,223	319,493	49,346
Residential mortgage-backed securities	1,444	782	205	201	1,649	983
Commercial mortgage-backed securities	72,251	12,083	14,071	3,027	86,322	15,110
Asset-backed securities	69,126	14,593	7,000	4,235	76,125	18,827

Total fixed maturities, available for sale	$411,980	$57,588	$73,456	$26,686	$485,435	$84,273

Equity Securities, available for sale: 2008	$2,688	$1,334	—	—	$2,688	$1,334

Fixed maturities, available for sale: 2007

U.S. Treasury securities and obligations of U.S. government authorities and agencies	$6,289	$—	$—	$—	$6,289	$—

Foreign government bonds	9,529	—	—	—	9,529	—
Corporate securities	386,167	2,868	72,279	2,955	458,446	5,823
Residential mortgage-backed securities	110,388	—	2,973	36	113,361	36
Commercial mortgage-backed securities	172,559	164	5,176	3	177,735	167
Asset-backed securities	99,202	2,528	24,579	1,236	123,781	3,764

Total fixed maturities, available for sale	$784,134	$5,560	$105,007	$4,230	$889,141	$9,790

Equity Securities, available for sale: 2007	$4,143	—	—	—	$4,413	—

As of December 31, 2008, unrealized gains (losses) on fixed maturities and equity securities was comprised of $84 million of gross unrealized losses and $14 million of gross unrealized gains. Gross unrealized losses includes $27 million of gross losses that have been in such a position for twelve months or greater. Based on a review of the above information in conjunction with other factors as outlined in our policy surrounding other than temporary impairments (see Note 2 to the Consolidated Financial Statements), we have concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2008. Each security is current on its contractual payments, and a detailed analysis of the underlying credit resulted in the determination that there is no evidence of probable credit deterioration that would indicate they would be unable to meet their contractual obligations. The declines in fair value were primarily due to credit spread widening and increased liquidity discounts. In each case, the Company has the ability and intent to hold the security for a period of time to allow for a recovery of value

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

3. INVESTMENTS (continued)

As of December 31, 2007, unrealized gains (losses) on fixed maturities and equity securities was comprised of $10 million of gross unrealized losses and $14 million of gross unrealized gains. Gross unrealized losses includes $4 million of gross losses that have been in such a position for twelve months or greater. Based on a review of the above information in conjunction with other factors as outlined in our policy surrounding other than temporary impairments (see Note 2 to the Consolidated Financial Statements), we have concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2007. Each security is current on its contractual payments, and a detailed analysis of the underlying credit resulted in the determination that there is no evidence of probable credit deterioration that would indicate they would be unable to meet their contractual obligations. The declines in fair value were primarily due to credit spread widening and increased liquidity discounts. In each case, the Company has the ability and intent to hold the security for a period of time to allow for a recovery of value

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges investment securities it owns to unaffiliated parties through certain transactions including securities lending, securities sold under agreements to repurchase, and futures contracts. At December 31, 2008 and 2007, the carrying values of fixed maturities available for sale pledged to third parties as reported in the Statements of Financial Position were $37 million and $40 million, respectively.

Fixed maturities of $0.4 and $0.3 million at December 31, 2008 and 2007, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws.

4. DEFERRED POLICY ACQUISITION COSTS

The balance of and changes in deferred policy acquisition costs for the year ended December 31, are as follows:

	2008	2007	2006
		(in thousands)
Balance, beginning of year	$273,144	$255,849	$225,572
Capitalization of commissions, sales and issue expenses	49,675	50,565	42,918
Amortization	(38,389)	(35,447)	(8,940)
Change in unrealized investment gains/(losses)	42,376	2,406	(3,701)
Cumulative effect of SOP 05-1	—	(229)	—

Balance, end of year	$326,806	$273,144	$255,849

Deferred acquisition costs include reductions in capitalization and amortization related to the reinsurance expense allowances resulting from the coinsurance treaty with Prudential Arizona Reinsurance Captive Company, or “PARCC” discussed in Note 13 to the Financial Statements.

Ceded capitalization was $20 million, $20 million and $16 million in 2008, 2007 and 2006 respectively. Amortization relating to this treaty included in the above table amounted to $4 million in 2008, 2007 and 2006.

5. POLICYHOLDERS’ LIABILITIES

Future policy benefits at December 31 are as follows:

	2008	2007
	(in thousands)
Life insurance	$379,573	$302,205
Individual and group annuities	5,249	5,068
Policy claims and other contract liabilities	73,307	5,364

Total future policy benefits	$458,129	$312,637

Life insurance liabilities include reserves for death benefits and other policy benefits. Individual and Group annuity liabilities include reserves for annuities that are in payout status.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

5. POLICYHOLDERS’ LIABILITIES (continued)

Future policy benefits for life insurance are generally equal to the aggregate of (1) the present value of future benefit payments and related expenses, less the present value of future net premiums, and (2) any premium deficiency reserves. Assumptions as to mortality and persistency are based on the Company’s experience, and in certain instances, industry experience, when the basis of the reserve is established. Interest rates range from 2.50% to 7.50%.

Future policy benefits for individual and group annuities and supplementary contracts are generally equal to the aggregate of (1) the present value of expected future payments, and (2) any premium deficiency reserves. Assumptions as to mortality are based on the Company’s experience, and in certain instances, industry experience, when the basis of the reserve is established. The interest rates used in the determination of the present value range from 4.36% to 8.75%, with 7.5% of the reserves based on an interest rate in excess of 8%.

Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company’s experience. The interest rates used in the determination of the present values range from 1.17% to 6.08%.

Policyholders’ account balances at December 31 are as follows:

	2008	2007
	(in thousands)
Interest-sensitive life contracts	$585,726	$532,484
Individual annuities	242,799	203,363
Guaranteed interest accounts	33,962	31,705
Dividend accumulations and other	47,857	38,053

Total policyholders’ account balances	$910,344	$805,605

Policyholders’ account balances represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges, if applicable. Interest crediting rates for interest-sensitive life contracts range from 4.00% to 6.60%. Interest crediting rates for individual annuities range from 1.50% to 7.33%. Interest crediting rates for guaranteed interest accounts range from 3.00% to 6.25%. Interest crediting rates range from 1.00% to 6.23% for dividend accumulations and other.

6. REINSURANCE

The Company participates in reinsurance with Prudential Insurance, Prudential Arizona Reinsurance Captive Company “PARCC”, Pruco Life, and Pruco Reinsurance, Ltd. “Pruco Re”, in order to provide risk diversification, additional capacity for future growth and limit the maximum net loss potential arising from large risks. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability resulting from such inability of reinsurers to meet their obligation is considered to be remote.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers for long duration contracts are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements are described further in Note 13 of the Financial Statements.

Effective April 1, 2008, the Company entered into an agreement to reinsure certain variable Corporate Owned Life Insurance “COLI” policies with Pruco Life.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

6. REINSURANCE (continued)

Reinsurance amounts included in the Statement of Operations and Comprehensive Income for the years ended December 31 are below.

	2008	2007	2006
	(in thousands)
Gross premiums and policy charges and fee income	$256,765	$232,073	$184,637
Reinsurance ceded	(166,150)	(142,780)	(116,040)

Net premiums and policy charges and fee income	$90,615	$89,293	$68,597

Policyholders’ benefits ceded	$85,156	$47,468	$51,306

Realized capital gains (losses) ceded, net	$48,774	$1,944	$632

Realized capital gains ceded include the reinsurance of the Company’s derivatives under SFAS No. 133. Changes in the fair value of the embedded derivatives are recognized through “Realized investment gains”. The Company has entered into reinsurance agreements to transfer the risk related to certain living benefit options to Pruco Re. These reinsurance agreements are derivatives and have been accounted for in the same manner as an embedded derivative.

Reinsurance premiums ceded for interest-sensitive life products is accounted for as a reduction of policy charges and fee income. Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

Reinsurance recoverables, included in the Company’s Statements of Financial Position, at December 31, 2008 and 2007 were $301 million and $187 million, respectively.

The gross and net amounts of life insurance in-force at December 31, were as follows:

	2008	2007	2006
	(in thousands)
Gross life insurance in-force	$89,008,979	$78,616,940	$63,399,375
Reinsurance ceded	(80,943,597)	(69,518,388)	(56,034,023)

Net life insurance in-force	$8,065,382	$9,098,552	$7,365,352

7. INCOME TAXES

The components of income tax expense (benefits) for the years ended December 31, are as follows:

	2008	2007	2006
	(in thousands)
Current tax (benefit) expense:
U.S.	$1,033	$12,044	$(596)

Total	1,033	12,044	(596)

Deferred tax expense:
U.S.	3,085	3,502	12,073

Total	3,085	3,502	12,073

Total income tax expense on income from operations	$4,118	$15,546	$11,477
Other comprehensive (loss) income	(18,213)	(457)	1,721
Cumulative effect of changes in accounting policy	—	135	—

Total income tax expense	$14,095	$15,224	$13,198

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

7. INCOME TAXES (continued)

The Company’s income (loss) from continuing operations before income taxes includes income from domestic operations of $25.8 million, $55.7 million and $50.4 million, and no income from foreign operations for the years ended December 31, 2008, 2007 and 2006, respectively.

The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes and cumulative effect of accounting change for the following reasons:

	2008	2007	2006
	(in thousands)
Expected federal income tax expense	$9,038	$19,512	$17,644
Non taxable investment income	(4,573)	(3,625)	(6,206)
Other	(347)	(341)	39

Total income tax expense	$4,118	$15,546	$11,477

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

	2008	2007
	(in thousands)
Deferred tax assets
Net unrealized losses on securities	$24,835	$—
Other	1,617	2,438

Deferred tax assets	26,452	2,438

Deferred tax liabilities
Deferred acquisition costs	80,769	67,222
Investments	6,255	2,039
Insurance reserves	650	8,679
Other	487	1,336

Deferred tax liabilities	88,161	79,276

Net deferred tax liability	$61,709	$76,838

As of December 31, 2008, the Company had no ordinary or capital losses or tax credits that are attributable to reduce taxes in future years.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized. The Company had no valuation allowance as of December 31, 2008, 2007 and 2006.

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management’s assessment of the amount of the deferred tax asset that is realizable.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

7. INCOME TAXES (continued)

On January 1, 2007, the Company adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes,” an Interpretation of FASB Statement No. 109. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Adoption of FIN No. 48 resulted in an increase to the Company’s income tax liability and a decrease to retained earnings of $0.2 million as of January 1, 2007.

The Company’s unrecognized tax benefits as of the date of adoption of FIN No. 48 and as of December 31, 2008 are as follows:

	Unrecognized tax benefits prior to 2002	Unrecognized tax benefits 2002 and forward	Total unrecognized tax benefits all years
	(in thousands)
Amounts as of January 1, 2007	$3,596	$1,680	$5,276

Increases in unrecognized tax benefits taken in a prior period	—	—	—
(Decreases) in unrecognized tax benefits taken in a prior period	—	(210)	(210)

Amount as of December 31, 2007	$3,596	$1,470	$5,066

Increases in unrecognized tax benefits taken in a prior period	—	47	47
(Decreases) in unrecognized tax benefits taken in a prior period	—	—	—

Amount as of December 31, 2008	$3,596	$1,517	$5,113

Unrecognized tax benefits that, if recognized, would favorably impact the effective rate as of December 31, 2007	$3,596	$—	$3,596

Unrecognized tax benefits that, if recognized, would favorably impact the effective rate as of December 31, 2008	$3,596	$—	$3,596

The Company classifies all interest and penalties related to tax uncertainties as income tax expense. The Company recognized $0.1 and $0.1 million in the statement of operations during 2008 and 2007, respectively and recognized $0.7 and $0.6 million in liabilities in the statement of financial position in 2008 and 2007 respectively, for tax-related interest and penalties.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service, or IRS, or other taxing authorities. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards (“tax attributes”), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The statute of limitations for the 2002 and 2003 tax years is set to expire in 2009. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. Taxable years 2004 through 2008 are still open for IRS examination.

On January 26, 2006, the IRS officially closed the audit of the Company’s federal income tax returns for the 1997 to 2001 periods. The statute of limitations has closed for these tax years; however, there were tax attributes which were utilized in subsequent tax years for which the statute of limitations remains open.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

7. INCOME TAXES (continued)

In August 2007, the IRS issued Revenue Ruling 2007-54, which included, among other items, guidance on the methodology to be followed in calculating the dividend received deduction, or DRD, related to variable life insurance and annuity contracts. In September 2007, the IRS released Revenue Ruling 2007-61. Revenue Ruling 2007-61 suspends Revenue Ruling 2007-54 and informs taxpayers that the U.S. Treasury Department and the IRS intend to address through new regulations the issues considered in Revenue Ruling 2007-54, including the methodology to be followed in determining the DRD related to variable life insurance and annuity contracts. A change in the DRD, including the possible retroactive or prospective elimination of this deduction through regulations or legislation, could increase actual tax expense and reduce the Company’s net income. These activities had no impact on the Company’s 2007 or 2008 results.

In December 2006, the IRS completed all fieldwork with regards to its examination of the federal income tax returns for tax years 2002 and 2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the IRS for additional review of an industry issue regarding the methodology for calculating the DRD related to variable life insurance and annuity contracts. Within the table above, reconciling the Company’s effective tax rate to the expected amount determined using the federal statutory rate of 35%, the DRD was the primary component of the non-taxable investment income in recent years. The IRS completed its review of the issue and proposed an adjustment with respect to the calculation of the DRD. In order to expedite receipt of an income tax refund related to the 2002 and 2003 years, the Company has agreed to such adjustment. Nevertheless, the Company believes that its return position is technically correct. Therefore, the Company intends to file a protective refund claim to recover the taxes associated with the agreed upon adjustment and to pursue such other actions as appropriate. The report, with the adjustment, was submitted to the Joint Committee on Taxation in October 2008. The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the IRS. Accordingly, the final report was processed and a refund was received. The statute of limitations for these years will close on December 31, 2009. These activities had no impact on the Company’s 2007 or 2008 results.

In January 2007, the IRS began an examination of the U.S. federal income tax years 2004 through 2006. For the U.S. federal income tax years 2007 and 2008, the Company participated in the IRS’s Compliance Assurance Program (“CAP”). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during the 2007 and 2008 tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management’s expectation this program will shorten the time period between the Company’s filing of its federal income tax return and the IRS’s completion of its examination of the return.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues traditional variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts with general and separate account options where the Company contractually guarantees to the contractholder a return of no less than (1) total deposits made to the contract less any partial withdrawals (“return of net deposits”), (2) total deposits made to the contract less any partial withdrawals plus a minimum return (“minimum return”), or (3) the highest contract value on a specified date minus any withdrawals (“contract value”). These guarantees include benefits that are payable in the event of death, annuitization or at specified dates during the accumulation period including withdrawal and income benefits payable during specified periods.

The Company also issues annuity contracts with market value adjusted investment options (“MVAs”), which provide for a return of principal plus a fixed rate of return if held to maturity, or, alternatively, a “market adjusted value” if surrendered prior to maturity or if funds are reallocated to other investment options. The market value adjustment may result in a gain or loss to the Company, depending on crediting rates or an indexed rate at surrender, as applicable.

In addition, the Company issues variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contractholder a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse (“no lapse guarantee”). Variable life and variable universal life contracts are offered with general and separate account options similar to variable annuities.

The assets supporting the variable portion of both traditional variable annuities and certain variable contracts with guarantees are carried at fair value and reported as “Separate account assets” with an equivalent amount reported as “Separate account liabilities.” Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in “Policy charges and fee income” and changes in liabilities for minimum guarantees are generally included in “Policyholders’ benefits.” In 2008 and 2007 there were no gains or losses on transfers of assets from the general account to a separate account.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guarantees of benefits that are payable at annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. The Company’s contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. As of December 31, 2008 and 2007, the Company had the following guarantees associated with these contracts, by product and guarantee type:

	December 31, 2008		December 31, 2007
	In the Event of Death	At Annuitization / Accumulation (1)	In the Event of Death	At Annuitization Accumulation (1)
	(in thousands)		(in thousands)
Variable Annuity Contracts

Return of net deposits

Account value	$465,715	N/A	$487,411	N/A

Net amount at risk	$77,184	N/A	$226	N/A

Average attained age of contractholders	61 years	N/A	61 years	N/A

Minimum return or contract value

Account value	$540,891	$441,182	$759,163	$424,432

Net amount at risk	$185,144	$95,346	$14,201	$1,848

Average attained age of contractholders	65 years	61 years	64 years	60 years

Average period remaining until earliest expected annuitization	N/A	3.57 years	N/A	5.5 years

(1) Includes income and withdrawal benefits as described herein

Market value adjusted annuities	Unadjusted Value	Adjusted Value	Unadjusted Value	Adjusted Value
Account value	$18,739	$18,814	$21,878	$21,751

	December 31, 2008	December 31, 2007
	In the Event of Death
	(in thousands)
Variable Life, Variable Universal Life and Universal Life Contracts

No Lapse Guarantees
Separate account value	$370,966	$500,409
General account value	$149,154	$128,861
Net amount at risk	$6,199,374	$6,203,427

Account balances of variable annuity contracts with guarantees were invested in separate account investment options as follows:

	December 31, 2008	December 31, 2007
	(in thousands)
Equity funds	$366,501	$628,868
Bond funds	96,548	63,058
Balanced funds	275,881	330,787
Money market funds	31,887	23,316
Specialty funds	3,116	6,228

Total	$773,933	$1,052,257

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

In addition to the above mentioned amounts invested in separate account investment options, $232.7 million and $194.3 million of account balances of variable annuity contracts with guarantees (inclusive of contracts with MVA features) were invested in general account investment options in 2008 and 2007 respectively.

Liabilities For Guarantee Benefits

The table below summarizes the changes in general account liabilities for guarantees on variable contracts. The liabilities for guaranteed minimum death benefits (“GMDB”) and guaranteed minimum income benefits (“GMIB”) are included in “Future policy benefits” and the related changes in the liabilities are included in “Policyholders’ benefits.” Guaranteed minimum income and withdrawal benefits (“GMIWB”) and guaranteed minimum accumulation benefits (“GMAB”) are considered to be bifurcated embedded derivatives under SFAS No. 133. Changes in the fair value of these derivatives, along with any fees received or payments made relating to the derivative, are recorded in “Realized investment gains (losses), net.” The liabilities for GMAB and GMIWB are included in “Future policy benefits.”

	GMDB		GMIB	GMIWB-GMAB	Total
	Variable Annuity	Variable Life, Variable Universal Life, & Universal Life	Variable Annuity
			(in thousands)
Balance as of January 1, 2006	$1,005	$1,344	$315	$—	$2,664

Incurred guarantee benefits (1)	360	$2,147	249	(130)	2,626

Paid guarantee benefits	(317)	—	—	—	(317)

Balance as of December 31, 2006	$1,048	$3,491	$564	$(130)	$4,973

Incurred guarantee benefits (1)	49	3,108	(148)	3,217	6,226

Paid guarantee benefits	(251)	—	—	—	(251)

Balance as of December 31, 2007	$846	$6,599	$416	$3,087	$10,948

Incurred guarantee benefits (1)	5,636	4,677	1,386	60,816	72,515

Paid guarantee benefits	(889)	—	—	—	(889)

Balance as of December 31, 2008	$5,593	$11,276	$1,802	$63,903	$82,574

(1)
Incurred guarantee benefits include the portion of assessments established as additions to reserves as well as changes in estimates affecting the reserves. Also includes changes in the fair value of features considered to be derivatives.

The GMDB liability is determined each period end by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The GMIB liability is determined each period by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the projected income benefits in excess of the account balance. The portion of assessments used is chosen such that, at issue (or, in the case of acquired contracts, at the acquisition date), the present value of expected death benefits or expected income benefits in excess of the projected account balance and the portion of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB and GMIB liability balances, with an associated charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised.

The GMAB features provide the contractholder with a guaranteed return of initial account value or an enhanced value if applicable. The Company’s GMAB feature (HD GRO) includes an automatic investment rebalancing element that reduces the Company’s exposure to these guarantees. The GMAB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributed to the embedded derivative feature.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

The GMIWB features predominantly present a benefit that provides a contractholder with two optional methods to receive guaranteed minimum payments over time — a “withdrawal” option (available on only one of registrant’s GMIWB features) and an “income” option (available under each of registrant’s GMIWB features). The withdrawal option guarantees that, upon the election of such benefit, a contractholder can withdraw an amount each year until the cumulative withdrawals reach a total guaranteed balance. The guaranteed remaining balance is generally equal to the protected value under the contract, which is initially established as the greater of: (1) the account value on the date of first withdrawal; (2) cumulative premiums when withdrawals commence, less cumulative withdrawals plus a minimum return; or (3) the highest contract value on a specified date minus any withdrawals. The income option guarantees that a contractholder can withdraw a specified percentage of the “protected value” each year for the annuitant’s life (or joint lives, in the case of the spousal version of the benefit). The Company has several variations of this GMIWB that vary, among other things, with regard to how the protected value is calculated and how the customer may make withdrawals.

As part of risk management strategy in addition to reinsurance, Pruco Re. hedges or limits exposure to these risks through a combination of product design elements, such as an automatic rebalancing element, and externally purchased hedging instruments, such as equity options and interest rate swaps. The automatic rebalancing element included in the design of certain variable annuity products transfers assets between contractholder sub-accounts depending on a number of factors, including the investment performance of the sub-accounts. Negative investment performance may result in transfers to either a fixed-rate general account option or a separate account bond portfolio. In certain situations, assets may transfer back when investment performance improves. Other product design elements we utilize for certain products to manage these risks include asset allocation and minimum purchase age requirements. For risk management purposes the Company segregates the variable annuity living benefit features into three broad categories, (1) those that utilize both an automatic rebalancing element and capital markets hedging, such as for certain GMIWB riders; (2) those that utilize only capital markets hedging , such as for certain legacy GMIWB and GMAB riders; and (3) those with risks we have deemed suitable to retain, such as for GMDB and GMIB riders. Riders in category 1 from above also include GMDB riders, and as such the GMDB risk in these riders benefits from the automatic investment rebalancing element.

Deferred Sales Inducements

The Company defers sales inducements and amortizes them over the anticipated life of the annuity using the same methodology and assumptions used to amortize deferred policy acquisition costs. The Company offers various types of sales inducements. These inducements include: (i) a bonus whereby the policyholder’s initial account balance is increased by an amount equal to a specified percentage of the customer’s initial deposit and (ii) additional interest credits after a certain number of years a contract is held. Changes in deferred sales inducements are as follows:

	2008	2007	2006
		(in thousands)
Balance, beginning of year	$21,957	$19,013	$13,616

Capitalization	6,959	5,869	6,382

Amortization	(901)	(2,925)	(985)

Balance, end of year	28,015	$21,957	$19,013

9. STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net (loss) to income of the Company amounted to $(22) million, $(8) million, and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory surplus of the Company amounted to $112 million and $130 million at December 31, 2008 and 2007, respectively.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

9. STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS (continued)

The Company is subject to New Jersey law. The maximum amount of dividends, which can be paid by State of New Jersey insurance companies to shareholders without prior approval of the Insurance Commissioner, is subject to N.J.S.A.17:27A-4.c(2)(b). Based on these limitations, there is no capacity to pay a dividend in 2009 without approval. There have been no dividend payments to the Company’s parent in 2008, 2007, or 2006.

10. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Measurement – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following for the measured asset/liability: i) many transactions, ii) current prices, iii) price quotes not varying substantially among market makers, iv) narrow bid/ask spreads and v) most information publicly available. The Company’s Level 1 assets and liabilities primarily include certain cash equivalents and short-term investments, equity securities and derivative contracts that are traded in an active exchange market. Prices are obtained from readily available sources for market transactions involving identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities and other observable inputs. The Company’s Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities, short-term investments and cash equivalents (primarily commercial paper), and certain over-the-counter derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities through the use of valuation methodologies using observable market inputs.

Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately use the price from the pricing service highest in the vendor hierarchy based on the respective asset type. In order to validate reasonability, prices are reviewed by internal asset managers through comparison with directly observed recent market trades and internal estimates of current fair value, developed using market observable inputs and economic indicators.

The use of valuation methodologies using observable inputs for private fixed maturities are primarily determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, and takes into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds’ net asset value (NAV). Any restrictions on the ability to redeem interests in these funds at NAV are considered to have a de minimis effect on the fair value.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

The majority of the Company’s derivative positions are classified within Level 2 in the fair value hierarchy. Derivatives classified within Level 2 are valued using models generally accepted in the financial services industry that use actively quoted or observable market input values from external market data providers, non-binding broker-dealer quotations, third-party pricing vendors and/or recent trading activity. The fair values of most derivatives, including interest rate swaps, cross-currency swaps, and single name credit default swaps are determined using discounted cash flow models. These models’ key assumptions include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, yield curves, index dividend yields, and nonperformance risk. Derivative contracts are executed under master netting agreements with counterparties with a Credit Support Annex, or CSA, which is a bilateral ratings-sensitive agreement that requires collateral postings at established credit threshold levels. These agreements protect the interests of the Company and its counterparties, should either party suffer a credit rating deterioration. Substantially all of the company’s derivative contracts are transacted with an affiliate. In instances where the company transacts with unaffiliated counterparty’s derivative agreements are with highly rated major international financial institutions. Consistent with the practice of major international financial institutions, the Company uses the credit spread embedded in the LIBOR interest rate curve to reflect nonperformance risk when determining the fair value of derivative assets and liabilities. The Company believes this credit spread is an appropriate estimate of the nonperformance risk for derivative related assets and liabilities between highly rated institutions. Most derivative contracts have bid and ask prices that can be readily observed in the market place. The Company’s policy is to use mid-market pricing in determining its best estimate of fair value.

Other long-term investments carried at fair value include limited partnerships which are consolidated because the Company is either deemed to exercise control or considered the primary beneficiary of a variable interest entity. These entities are considered investment companies and follow specialized industry accounting whereby their assets are carried at fair value. The investments held by these entities include various feeder fund investments in underlying master funds (whose underlying holdings generally include public fixed maturities and equity securities), as well as wholly-owned real estate held within other investment funds.

Level 3 – Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The Company’s Level 3 assets and liabilities primarily include: certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities (including certain asset-backed securities), certain highly structured over-the-counter derivative contracts, certain commercial loans, certain consolidated real estate funds for which the Company is the general partner, and embedded derivatives resulting from certain products with guaranteed benefits. In circumstances where vendor pricing is not available, internally developed valuations or non-binding broker quotes are used to determine fair value. Non-binding broker quotes are reviewed for reasonableness, based on the Company’s understanding of the market. These estimates may use significant unobservable inputs, which reflect the Company’s own assumptions about the inputs market participants would use in pricing the asset. Circumstances where observable market data is not available may include events such as market illiquidity and credit events related to the security. Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to over-ride the third-party pricing information or quotes received and apply internally developed values to the related assets or liabilities. In such cases, the valuations are generally classified as Level 3. As of December 31, 2008, such over-rides on a net basis were not material.

For certain private fixed maturities, including those that are distressed, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company’s own assumptions about the inputs market participants would use in pricing the asset. Certain public fixed maturities and private fixed maturities priced internally are based on observable and unobservable inputs. Significant unobservable inputs used include: issue specific credit adjustments, material non-public financial information, management judgment, estimation of future earnings and cashflows, default rate assumptions, liquidity assumptions and non-binding quotes from market makers. These inputs are usually considered unobservable, as not all market participants will have access to this data.

Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. In determining the fair value of certain privately traded equity securities the discounted cash flow model may also use unobservable inputs, which reflect the Company’s assumptions about the inputs market participants would use in pricing the asset.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

The fair values of the GMAB, GMWB and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. The expected cash flows are discounted using LIBOR interest rates, which are commonly viewed as being consistent with the Company’s claims-paying ratings of AA quality. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models calculate a risk neutral valuation, generally using the same interest rate assumptions to both project and discount future rider fees and benefit payments, and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. Significant inputs to these models include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience and give consideration to any observable market data, including market transactions such as acquisitions and reinsurance transactions.

Level 3 includes derivatives where the bid-ask spreads are generally wider than derivatives classified within Level 2 thus requiring more judgment in estimating the mid-market price of such derivatives.

Derivatives that are valued based upon models with unobservable market input values or input values from less actively traded or less-developed markets are classified within Level 3 in the fair value hierarchy. Derivatives classified as Level 3 include first-to-default credit basket swaps, and other structured options. The fair values of first-to-default credit basket swaps are derived from relevant observable inputs such as: individual credit default spreads, interest rates, recovery rates and unobservable model-specific input values such as correlation between different credits within the same basket. Level 3 methodologies are validated through periodic comparison of the Company’s fair values to broker-dealer’s values.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
	(in thousands)
Fixed maturities, available for sale	—	790,024	5,998	796,022
Equity securities, available for sale	—	2,688	121	2,809
Other long-term investments	—	3,069	(4,272)	(1,203)
Short-term investments	137	8,000	—	8,137
Cash and cash equivalents	—	70,631	—	70,631
Other assets	—	3,226	58,880	62,106

Sub-total excluding separate account assets	137	877,638	60,727	938,502

Separate account assets (1)	1,142,614	1,157,458	6,494	2,306,566

Total assets	1,142,751	2,035,096	67,221	3,245,068

Future policy benefits	—	—	63,903	63,903

Total liabilities	—	—	63,903	63,903

(1)
Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company’s Statement of Financial Position.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the three and nine months ending December 31, 2008, as well as the portion of gains or losses included in income for the three and nine months ended December 31, 2008, attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2008.

	Twelve Months Ended December 31, 2008
	Fixed Maturities, Available For Sale	Equity Securities, Available for Sale	Other Trading Account Assets	Other Long-term Investments
	(in thousands)
Fair value, beginning of period	23,659	2,271	—	(279)
Total gains or (losses) (realized/unrealized):	—	—	—	—
Included in earnings:	—	—	—	—
Realized investment gains (losses), net	(55)	—	—	(3,993)
Asset administration fees and other income	—	—	—	—
Interest credited to policyholder account	—	—	—	—
Included in other comprehensive income (loss)	(3,365)	(422)	—	—
Net investment income	9	—	—	—
Purchases, sales, issuances, and settlements	2,143	—	—	—
Transfers into (out of) Level 3 (2)	(16,393)	(1,728)	—	—

Fair value, end of period	5,998	121	—	(4,272)

Unrealized gains (losses) for the period ending relating to those level 3 assets that were still held by the Company at the end of the period:
Included in earnings:
Realized investment gains (losses), net	(32)	—	—	(3,992)
Asset administration fees and other income	—	—	—	—
Interest credited to policyholder account	—	—	—	—
Included in other comprehensive income (loss)	(1,591)	(327)	—	—

	Other Assets	Separate Account Assets (1)	Future Policy Benefits
	(in thousands)
Fair value, beginning of period	3,079	7,716	(3,087)
Total gains or (losses) (realized/unrealized):	—	—	—
Included in earnings:	—	—	—
Realized investment gains (losses), net	48,957	—	(59,506)
Asset administration fees and other income	—	—	—
Interest credited to policyholder account	—	(1,222)	—
Included in other comprehensive income	(338)	—	—
Net investment income	—	—	—
Purchases, sales, issuances, and settlements	758	—	(1,309)
Transfers into (out of) Level 3 (2)	6,424	—	—
Other	—	—	—

Fair value, end of period	58,880	6,494	(63,903)

Unrealized gains (losses) for the period ending relating to those level 3 assets that were still held by the Company at the end of the period:
Included in earnings:
Realized investment gains (losses), net	49,013	—	(59,565)
Asset administration fees and other income	—	—	—
Interest credited to policyholder account	—	(1,222)	—
Included in other comprehensive income (loss)	(338)	—	—

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

(1)
account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company’s Statement of Financial Position.

(2)	Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.

Transfers – Net transfers out of Level 3 for Fixed Maturities Available for Sale totaled $16.393 million during the twelve months ended December 31, 2008. Transfers into Level 3 for these investments was primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when previously information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Fair Value of Financial Instruments -

The fair values presented below have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. These fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the fair values. The methods and assumptions discussed below were used in calculating the fair values of the instruments. See Note 11 to the Financial Statements for a discussion of derivative instruments.

Commercial Mortgage and Other Loans

The fair value of commercial mortgage loans, are primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate adjusted for the current market spread for similar quality loans.

Policy loans

The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment Contracts – Policyholders’ Account Balances

Only the portion of policyholders’ account balances and separate account liabilities related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table below. For fixed deferred annuities, payout annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on LIBOR interest rates which are commonly viewed as being consistent with the Company’s claims paying ratings. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the estimated to be amount payable to the customer as of the reporting date, which is generally the carrying value.

The following table discloses the carrying amounts and fair values of the Company’s financial instruments at December 31:

	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Financial assets:

Commercial mortgage loans	$147,395	$135,601	$101,583	$103,815

Policy loans	$169,924	$222,880	$166,373	$187,181

Financial liabilities:

Investment contracts	$72,555	$73,220	$63,721	$63,721

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

11. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Exchange-traded futures are used by the Company to reduce risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of underlying referenced securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures transactions with regulated futures commissions merchants that are members of a trading exchange.

Futures typically are used to hedge duration mismatches between assets and liabilities. Futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk.

Currency derivatives, including currency swaps, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company’s investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company’s investment portfolio.

Embedded Derivatives

As described in Note 8, the Company sells variable annuity products which contain embedded derivatives. These embedded derivatives are marked to market through “Realized investment gains (losses), net” based on the change in value of the underlying contractual guarantees which are determined using valuation models. The Company has entered into reinsurance agreements to transfer the risk related to the embedded derivatives to affiliates. These reinsurance agreements are derivatives and have been accounted for in the same manner as the embedded derivative.

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through “Realized investment gains (losses), net,” based upon the change in value of the underlying portfolio.

Credit Derivatives Written

The following tables set forth our exposure from credit derivatives where we have written credit protection excluding credit protection written on our own credit and embedded derivatives contained in European managed investments, by NAIC rating of the underlying credits as of the dates indicated.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

11. DERIVATIVE INSTRUMENTS (continued)

		December 31, 2008
NAIC Designation (1)	Rating Agency Equivalent	First to Default Basket		Total
		Notional	Fair Value	Notional	Fair Value
1	Aaa, Aa, A	$2	$(.2)	$2	$(.2)
2	Baa	19	(4)	19	(4)

	Subtotal Investment Grade	21	(4.2)	21	(4.2)
3	Ba	—	—	—	—
4	B	—	—	—	—
5	C and lower	—	—	—	—
6	In or near default	—	—	—	—

Total		$21	$(4.2)	$21	$(4.2)

December 31, 2007
NAIC Designation (1)	Rating Agency Equivalent	First to Default Basket		Total
		Notional	Fair Value	Notional	Fair Value
1	Aaa, Aa, A	$21	$(.3)	$21	$(.3)
2	Baa	—	—	—	—

	Subtotal Investment Grade	21	(.3)	21	(.3)
3	Ba	—	—	—	—
4	B	—	—	—	—
5	C and lower	—	—	—	—
6	In or near default	—	—	—	—

Total		$21	$(.3)	$21	$(.3)

(1)
First-to-default credit swap baskets, which may include credits of varying qualities, are grouped above based on the lowest credit in the basket. However, such basket swaps may entail greater credit risk than the rating level of the lowest credit.

The following table sets forth the composition of our credit derivatives where we have written credit protection excluding credit protection written on our own credit and embedded derivatives contained in European managed investments, by industry category as of the dates indicated.

	December 31, 2008		December 31, 2007
Industry	Notional	Fair Value	Notional	Fair Value
	(in millions)
Corporate Securities:
First to Default Baskets(1)	21	(4.2)	21	(.3)

Total Credit Derivatives	$21	$(4.2)	$21	(.3)

(1)	Credit default baskets may include various industry categories.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

11. DERIVATIVE INSTRUMENTS (continued)

The Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company’s maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, is $21 million at December 31, 2008. These credit derivatives generally have maturities of five years or less.

The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available for sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Stockholders’ Equity under the heading “Accumulated Other Comprehensive Income” and changes in the market value of the embedded total return swaps are included in current period earnings in “Realized investment gains (losses), net.” The Company’s maximum exposure to loss from these interests was $5 million and $8 million at December 31, 2008 and 2007, respectively.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial derivative transactions. Substantially all of the Company’s over-the-counter derivative contracts are transacted with an affiliate. In instances where the Company transacts with unaffiliated counterparties, the Company manages credit risk by entering into derivative transactions with major international financial institutions and other creditworthy counterparties, and by obtaining collateral where appropriate. Additionally, limits are set on single party credit exposures which are subject to periodic management review.

The credit exposure of the Company’s over-the-counter derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date. The Company effects exchange-traded futures transactions through regulated exchanges and these transactions are settled on a daily basis, thereby reducing credit risk exposure in the event of nonperformance by counterparties to such financial instruments.

12. COMMITMENTS, CONTINGENCIES AND LITIGATION AND REGULATORY

Commitments

The Company has made commitments to fund $2 million of commercial loans in 2008. The Company also made commitments to purchase or fund investments, mostly private fixed maturities, of $3 million in 2008.

Contingencies

On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing, administration and servicing, and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In these cases, we offer customers appropriate remediation and may incur charges and expenses, including the costs of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments in connection with these matters should not have a material adverse effect on the Company’s financial position.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

12. COMMITMENTS, CONTINGENCIES AND LITIGATION AND REGULATORY (continued)

Litigation and Regulatory Proceedings

The Company is subject to legal and regulatory actions in the ordinary course of its businesses, including class action lawsuits. Legal and regulatory actions may include proceedings relating to aspects of the businesses and operations that are specific to the Company and that are typical of the businesses in which the Company operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers. The Company may also be subject to litigation arising out of its general business activities, such as investments and third party contracts. In certain of these matters, plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

The Company’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted. It is possible that results of operations or cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of the Company’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company’s financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company’s financial position.

13. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations

Many of the Company’s expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses and agency distribution expenses.

The Company’s general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock option program was less than $0.1 million for the twelve months ended December 31, 2008 and 2007, respectively. The expense charged to the Company for the deferred compensation program was $0.2 million and $0.5 million for the twelve months ended December 31, 2008 and 2007, respectively.

The Company receives a charge to cover its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Benefits are based on final average earning and length of service, while benefits for other employees are based on an account balance, which takes into consideration age, service and earnings during career.

Prudential Insurance sponsors voluntary savings plan for the Company’s employee’s 401(k) plans. The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged to the Company for the matching contribution to the plans was $0.5 million in 2008, and $0.5 million in 2007 and $0.4 million in 2006.

The Company’s share of net expense for the pension plans was $1 million in 2008 and $1 million in 2007 and 2006.

The Company is charged distribution expenses from Prudential Insurance’s agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

13. RELATED PARTY TRANSACTIONS (continued)

Affiliated Asset Administration Fee Income

The Company participates in a revenue sharing agreement with Prudential Investments LLC, whereby the Company receives fee income from policyholder account balances invested in the Prudential Series Funds (“PSF”). The Company also receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds. These revenues are recorded as “Asset administration fees” in the Statements of Operations and Comprehensive Income.

Corporate Owned Life Insurance

The Company has sold two Corporate Owned Life Insurance (“COLI”) policies to Prudential Insurance, and one during the third quarter of 2007 to Prudential Financial, Inc. The cash surrender value included in separate accounts was $564 million and $606 million at December 31, 2008 and December 31, 2007, respectively. Fees related to the COLI policies were $19 million, $17 million and $5 million for the years ending December 31, 2008, 2007 and 2006, respectively.

Reinsurance with Affiliates

Pruco Life

Effective April 1, 2008, the Company entered into an agreement to reinsure certain variable COLI policies with Pruco Life. Reinsurance recoverables related to this agreement were $2 million as of December 31, 2008. Fees ceded to Pruco Life were $3 million for December 2008. Benefits ceded were $3 million for December 31, 2008. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Prudential Arizona Reinsurance Capitive Company (PARCC)

The Company reinsures 90% of the risks under its term life insurance policies through an automatic and facultative coinsurance agreement with PARCC. Reinsurance recoverables related to this agreement were $239 million and $177 million as of December 31, 2008 and 2007, respectively. Premiums ceded to PARCC in 2008, 2007, and 2006 were $127 million, $108 million and $86 million, respectively. Benefits ceded in 2008, 2007 and 2006 were $53 million, $24 million, and $23 million respectively. Reinsurance expense allowances, net of capitalization and amortization for 2008, 2007 and 2006 were $26 million, $22 million and $20 million, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Prudential Insurance

The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks, not otherwise reinsured. The reinsurance recoverable related to this agreement was $5 million and $5 million as of December 31, 2008 and December 2007 respectively. Premiums and fees ceded to Prudential Insurance in 2008, 2007 and 2006 were $35 million, $33 million and $30 million, respectively. Benefits ceded in 2008, 2007 and 2006 were $28 million, $23 million, and $28 million, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Pruco Re.

During 2005 and 2006, the Company entered into reinsurance agreements with Pruco Re as part of its risk management and capital management strategies for annuities. Effective October 3, 2005, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Lifetime Five benefit feature sold on its annuities. Fees ceded on this agreement, included in “Realized investments (losses) gains, net” on the financial statements as of December 31, 2008, are $47 million. Effective May 1, 2006, the Company entered into a new coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Spousal Lifetime Five benefit feature sold on its annuities. Fees ceded on this agreement, included in “Realized investments (losses) gains, net” on the financial statements as of December 31, 2008, are $6 million. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

13. RELATED PARTY TRANSACTIONS (continued)

Debt Agreements

The Company and its parent, Pruco Life have an agreement with Pru Funding, LLC, a wholly owned subsidiary of Prudential Insurance which allows it to borrow funds for working capital and liquidity needs. The borrowings under this agreement are limited to $100 million. The Company’s short-term borrowings from an affiliate used to provide short –term working capital decreased. There was $100 thousand of debt outstanding to Prudential Funding, LLC as of December 31, 2008 as compared to $56 million at December 31, 2007. Interest expense related to this agreement was $0.5 million in 2008 and in 2007. The related interest was charged at a variable rate ranging from .31% to 4.31% for 2008 and 4.26% to 5.86% in 2007.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2008 and 2007 are summarized in the table below:

	Three months ended (in thousands)
	March 31	June 30	September 30	December 31
2008
Total revenues	$37,428	$38,256	$38,938	$29,588
Total benefits and expenses	26,981	26,170	27,132	38,104
Income from operations before income taxes	10,447	12,086	11,806	(8,516)
Net income	7,535	9,236	9,828	(4,894)

2007
Total revenues	$38,111	$40,702	$46,473	$39,682
Total benefits and expenses	25,023	26,204	28,970	29,022
Income from operations before income taxes	13,088	14,498	17,503	10,660
Net income	9,766	9,985	12,408	8,044

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

Management’s Annual Report on Internal Control Over Financial Reporting

Management of Pruco Life Insurance Company of New Jersey (“the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an assessment of the effectiveness, as of December 31, 2008, of the Company’s internal control over financial reporting, based on the framework established in Internal Control – Integrated Framework Issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

Our internal control over financial reporting is a process designed by or under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

March 16, 2009

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Pruco Life Insurance Company of New Jersey

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pruco Life Insurance Company of New Jersey (an indirect, wholly owned subsidiary of The Prudential Insurance Company of America) at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 of the financial statements, the Company adopted a framework for measuring fair value on January 1, 2008. Also, the Company changed its method of accounting for uncertainty in income taxes and for deferred acquisition costs in connection with modifications or exchanges of insurance contracts on January 1, 2007.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 16, 2009

PART C:

OTHER INFORMATION

Item 26.   EXHIBITS

Exhibit number                                                                   Description of Exhibit

(a)	Board of Directors Resolution:
(i)	Resolution of Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Variable Appreciable Account. (Note 6)

(b)	Not Applicable.

(c)	Underwriting Contracts:

(i)	Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey. (Note 6)
(ii)	Selling Agreement used from 11-2008 to current. (Note 1)
(iii)	Selling Agreement used from 1-2008 to 11-2008. (Note 1)
(iv)	Selling Agreement used from 11-2007 to 1-2008. (Note 1)
(v)	Selling Agreement used from 12-2006 to 11-2007. (Note 1)
(vi)	Selling Agreement used from 11-2005 to 12-2006. (Note 1)
(vii)	Selling Agreement used from 9-2003 to 11-2005. (Note 1)
(viii)	Selling Agreement used from 3-1999 to 9-2003. (Note 1)

(d)	Contracts:

(i)	Variable Universal Life Insurance Contract (VULNT-2009NY). (Note 1)
(ii)	Rider for Insured’s Accidental Death Benefit - VL 110B-2000. (Note 6)
(iii)	Rider for Insured’s Total Disability Benefit - VL 100 B3-2005NY. (Note 6)
(iv)	Rider for Level Term Insurance Benefit on Dependent Children - VL 182B-2005 NY. (Note 6)
(v)	Rider for Level Term Insurance Benefit on Dependent Children-From Conversions - VL 184B-2005 NY. (Note 6)
(vi)	Rider for Lapse Protection - PLY 126-2009. (Note 6)
(vii)	Rider for Overloan Protection - PLY 123-2009. (Note 6)
(viii)	Rider for Settlement Options to Provide Acceleration of Death Benefits -ORD 87241-91-NY. (Note 6)

(e)	Application:
(i)	Application for Variable Universal Life Insurance Contract. (Note 2)
(ii)	Supplement to the Application for Variable Universal Life Insurance Contract. (Note 6)

(f)	Depositor’s Certificate of Incorporation and By-Laws:
(i)	Certificate of Incorporation of Pruco Life Insurance Company of New Jersey, as amended March 11, 1983. (Note 6)
(ii)	Amendment to the Certificate of Incorporation of Pruco Life Insurance Company of New Jersey, February 12, 1998. (Note 6)
(iii)	By-laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999. (Note 6)

(g)	Reinsurance Contracts:
(i)	Agreement between Pruco Life of New Jersey and Prudential. (Note 5)

(h)	Participation Agreement:
(i)	American Skandia Trust Participation Agreement, as amended June 8, 2005 (Note 3)

(i)	Administrative Contracts:
(i)	Service Agreement between Prudential and First Tennessee Bank National Association. (Note 4)

(j)	Powers of Attorney (Note 1):
(i)	James J. Avery, Jr., Helen M. Galt, Bernard J. Jacob, Scott D. Kaplan, Tucker I. Marr, Stephen Pelletier, Scott G. Sleyster.

(k)	Opinion and Consent of Thomas C. Castano, Esq., as to the legality of the securities being registered. (Note 1)

(l)	Not Applicable.

(m)	Not Applicable.

(n)	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm. (Note 1)

(o)	None.

(p)	Not Applicable.

(q)	Redeemability Exemption:
(i)	Memorandum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 6)

---------------------------------------------------------
(Note 1)	Filed herewith.
(Note 2)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6, Registration No. 333-112809, filed April 16, 2004 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 3)	Incorporated by reference to Post-Effective Amendment No. 2 to Form N-6, Registration No. 333-112809, filed August 15, 2005 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 4)	Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6, Registration No. 333-112809, filed April 18, 2008 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 5)	Incorporated by reference to Post-Effective Amendment No. 4 to Form N-6, Registration No. 333-117796, filed April 17, 2007 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 6)	Incorporated by reference to Form N-6 to this Registration Statement, filed April 17, 2009 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Item 27.   Directors and Major Officers of Pruco Life of New Jersey

The directors and major officers of Pruco Life of New Jersey, listed with their principal occupations, are shown below.  The Principal business address of the directors and officers listed below is 213 Washington Street, Newark, New Jersey 07102.

DIRECTORS OF PRUCO LIFE OF NEW JERSEY

JAMES J. AVERY, JR. - Director

HELEN M. GALT - Chief Actuary and Director

BERNARD J. JACOB - Treasurer and Director

SCOTT D. KAPLAN - Chief Executive Officer, President, and Director

STEPHEN PELLETIER - Director

SCOTT G. SLEYSTER - Director

OFFICERS WHO ARE NOT DIRECTORS

THOMAS C. CASTANO - Chief Legal Officer and Secretary

TUCKER I. MARR - Chief Financial Officer and Chief Accounting Officer

JAMES M. O’CONNOR - Senior Vice President

Item 28.   Persons Controlled by or Under Common Control with the Depositor or the Registrant

See Annual Report on Form 10-K of Prudential Financial, Inc., File No. 001-16707, filed February 27, 2009.

Item 29.   Indemnification

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

New Jersey, being the state or organization of Pruco Life of New Jersey, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations.  The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated.  The text of Pruco Life of New Jersey’s By-law, Article V, which relates to indemnification of officers and directors, is filed as exhibit Item 26.(f)(iii) in Form N-6 to this registration statement, filed April 17, 2009 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.   Principal Underwriters

Pruco Securities, LLC ("Prusec"), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract.  Prusec, organized on September 22, 2003 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).  (Prusec is a successor company to Pruco Securities Corporation, established on February 22,1971.)  Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777.

The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so.  The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so.

MANAGERS AND OFFICERS OF PRUCO SECURITIES, LLC (“Prusec”)

Name and Principal Business Address --------------------------------------------------	Position and Office With Depositor ---------------------------------------------
John W. Greene (Note 1)	Chairman of the Board, Manager
John G. Gordon (Note 1)	President, Manager, Chief Operating Officer
Margaret R. Horn (Note 1)	Controller, Chief Financial Officer
Andrew M. Shainberg (Note 1)	Vice President, Chief Compliance Officer
Iris Krug (Note 8)	Vice President, Chief Compliance Officer, Group Insurance
Noreen M. Fierro (Note 2)	Vice President, Anti-Money Laundering Officer
Sandra Cassidy (Note 1)	Secretary, Chief Legal Officer
Charles E. Anderson (Note 9)	Vice President
Joan H. Cleveland (Note 1)	Vice President
Yolanda M. Doganay (Note 1)	Vice President
Margaret M. Foran (Note 2)	Vice President, Assistant Secretary
Mark A. Hug (Note 1)	Vice President, Manager
Patrick L. Hynes (Note 5)	Vice President
Charles M. Topp (Note 4)	Vice President
Michele Talafha (Note 4)	Assistant Vice President
Richard W. Kinville (Note 2)	Assistant Vice President
James J. Avery, Jr (Note 1)	Manager
Stephen Pelletier (Note 7)	Manager
Judy A. Rice (Note 3)	Manager
Matthew J. Voelker (Note 6)	Manager
David Campen (Note 1)	Assistant Controller
Robert Szuhany (Note 1)	Assistant Controller
Janice Pavlou (Note 1)	Assistant Controller
Mary E. Yourth (Note 1)	Assistant Controller
Bernard J. Jacob (Note 2)	Treasurer
Paul F. Blinn (Note 1)	Assistant Treasurer
Kathleen C. Hoffman (Note 2)	Assistant Treasurer
Laura J. Delaney (Note 2)	Assistant Treasurer
John M. Cafiero (Note 2)	Assistant Secretary
Thomas C. Castano (Note 1)	Assistant Secretary
Patricia Christian (Note 1)	Assistant Secretary
Mary Jo Reich (Note 1)	Assistant Secretary

(Note 1) 213 Washington Street, Newark, NJ 07102
(Note 2) 751 Broad Street, Newark, NJ 07102
(Note 3) Three Gateway Center, Newark, NJ 07102
(Note 4) One New York Plaza, New York, NY 10292
(Note 5) 200 Wood Avenue South, Iselin, NJ 08830
(Note 6) 2998 Douglas Boulevard, Suite 220, Roseville, CA 95661
(Note 7) One Corporate Drive, Shelton, CT 06484
(Note 8) 80 Livingston Avenue, Roseland, NJ 07068
(Note 9) 13001 County Road 10, Plymouth, MN 55442

Prusec serves as principal underwriter of the variable insurance Contracts issued by Pruco Life.  Prusec received gross distribution revenue for its variable life products of $80,907,743 in 2008, $90,865,268 in 2007, and $91,615,140 in 2006.  Prusec passes through the gross distribution revenue it receives to broker-dealers for their sales and does not retain any portion of it in return for its services as distributor for the policies.  However, Prusec does retain a portion of compensation it receives with respect to sales by its representatives.  Prusec retained compensation of $15,852,244 in 2008, $16,112,532 in 2007, and $11,528,129 in 2006.  Prusec offers the Contract on a continuous basis.

Because Prusec registered representatives who sell the Contracts are also our life insurance agents, they may be eligible for various cash bonuses and insurance benefits and non-cash compensation programs that we or our affiliates offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements.  In some circumstances and to the extent permitted by applicable regulatory requirements, we may also reimburse certain sales and marketing expenses.

Item 31.   Location of Accounts and Records

The Depositor, Pruco Life Insurance Company of New Jersey, is located at 213 Washington Street, Newark, New Jersey 07102-2992.

The Principal Underwriter, Pruco Securities, LLC, is located at 751 Broad Street, Newark, New Jersey 07102-3777.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 32.   Management Services

Not Applicable.

Item 33.  Representation of Reasonableness of Fees

Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life of New Jersey.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life of New Jersey Variable Appreciable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 3rd day of December, 2009.

(Seal)
Pruco Life of New Jersey Variable Appreciable Account
(Registrant)
By: Pruco Life Insurance Company of New Jersey
(Depositor)

Attest:/s/ Thomas C. Castano Thomas C. Castano Secretary	By:/s/ Scott D. Kaplan Scott D. Kaplan President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No.1 to the Registration Statement has been signed below by the following persons in the capacities indicated on this 3rd day of December, 2009.

Signature and Title

/s/ *
Tucker I. Marr
Vice President, Chief Financial Officer and Chief Accounting Officer

/s/ *
James J. Avery, Jr.
Director

/s/ *
Helen M. Galt
Director

/s/ *
Bernard J. Jacob
Director

/s/ *
Scott D. Kaplan
Director

/s/ *
Stephen Pelletier
Director

/s/ *
Scott G. Sleyster
Director

*By: /s/ Thomas C. Castano Thomas C. Castano (Attorney-in-Fact)

EXHIBIT INDEX

Item 26.

(c) Underwriting Contracts:
(ii)      Selling Agreement used from 11-2008 to current.
(iii)     Selling Agreement used from 1-2008 to 11-2008.
(iv)     Selling Agreement used from 11-2007 to 1-2008.
(v)      Selling Agreement used from 12-2006 to 11-2007.
(vi)     Selling Agreement used from 11-2005 to 12-2006.
(vii)    Selling Agreement used from 9-2003 to 11-2005.
(viii)   Selling Agreement used from 3-1999 to 9-2003.

C-

(d) Contracts:	(i) Variable Universal Life Insurance Contract (VULNT-2009NY).	C-

(j) Powers of Attorney:	(i) James J. Avery, Jr., Helen M. Galt, Bernard J. Jacob, Scott D. Kaplan, Tucker I. Marr, Stephen Pelletier, Scott G. Sleyster.	C-

(k) Legal Opinion and Consent:	Opinion and Consent of Thomas C. Castano, Esq. as to the legality of the securities being registered.	C-

(n) Auditor's Consent:	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.	C-